Confidential Draft Submission No. 1 submitted to the Securities and Exchange Commission on December 2, 2024. This draft registration statement has not been publicly filed with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Confidential Draft Submission No. 1

FORM S-1
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

ENVOY TECHNOLOGIES, INC.
(Exact name of registrant as specified in its charter)

Delaware	7372	81-3235132
(State or other jurisdiction of incorporation or organization)	(Primary SIC Code)	(IRS Employer Identification No.)

Envoy Technologies, Inc.

8575 Washington Blvd.
Culver City, California 90232
(888) 610-0506
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Aric Ohana
Chief Executive Officer
Envoy Technologies, Inc.
8575 Washington Blvd.
Culver City, California 90232
(888) 610-0506
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Spencer G. Feldman, Esq. Dakota J. Forsyth, Esq. Olshan Frome Wolosky LLP 1325 Avenue of the Americas New York, New York 10019 (212) 451-2300	Aviv Hillo, Esq. General Counsel Blink Charging Co. 5081 Howerton Way, Suite A Bowie, Maryland 20715 (305) 521-0200	Mitchell S. Nussbaum, Esq. David J. Levine, Esq. Loeb & Loeb LLP 345 Park Avenue New York, New York 10154 (212) 407-4000

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☐	Accelerated Filer	☐
Non-Accelerated Filer	☒	Smaller Reporting Company	☐
		Emerging Growth Company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the Registration Statement filed with the Securities and Exchange Commission becomes effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION DATED __________, 2024

__________ Shares

ENVOY TECHNOLOGIES, INC.

Common Stock

This is the initial public offering of common stock of Envoy Technologies, Inc. No public market existed for our common stock before this offering. We are offering ________ shares. We estimate that our common stock’s initial public offering price will be between $____ and $____ per share. We intend to list our shares of common stock for trading on The Nasdaq Capital Market under the symbol “EVOY.” This listing is a condition to completing the offering.

Upon completing this offering, Blink Charging Co. will own approximately ___% of the outstanding shares of our common stock (or approximately ___% if the underwriters’ option to purchase additional shares of our common stock is exercised in full). As a result, we will be a “controlled company” within the meaning of the listing standards of Nasdaq and will qualify for exemptions from certain corporate governance requirements. See “Management — Controlled Company Exemption.”

Investing in our common stock involves a high degree of risk. See the section titled “Risk Factors” beginning on page 15 of this prospectus to read about factors you should consider before purchasing shares of our common stock.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions (1)	$	$
Proceeds to us, before expenses	$	$

(1)	Please see the section of this prospectus entitled “Underwriting” for additional information regarding compensation payable to the underwriters.

We have granted a 45-day option to the underwriters to purchase up to ______ additional shares of our common stock, solely to cover over-allotments, if any, at the initial public offering price less underwriting discounts and commissions.

We are an “emerging growth company” as defined under the Jumpstart Our Business Startups Act of 2012 and, as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and may elect to do so after this offering in future filings.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of our common stock to purchasers on or about _____, 2025.

Roth Capital Partners

The date of this prospectus is __________, 2025

Envoy Technologies is dedicated to creating sustainable, smart communities and cities through our shared mobility services and proprietary technologies, making electric car-sharing affordable, convenient and reliable.

ENVOY TECHNOLOGIES, INC.

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About this Prospectus

Neither we nor the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the securities offered hereby and only under circumstances and in jurisdictions where it is lawful to do so. No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You should assume that the information appearing in this prospectus is accurate only as of the date on the front of this prospectus only, regardless of the time of delivery of this prospectus, or any sale of a security. Our business, financial condition, results of operations, and prospects may have changed since those dates.

We are not, and the underwriters are not, offering to sell or seeking offers to purchase these securities in any jurisdiction where the offer or sale is not permitted. We and the underwriters have not done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the securities as to distribution of the prospectus outside of the United States.

The industry and market data and certain other statistical information used throughout this prospectus are from our own research, surveys or studies conducted by third parties and industry or general publications. Industry publications, third-party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable. However, they do not guarantee the accuracy or completeness of such information. We are responsible for all of the disclosures in this prospectus, and we believe that these sources are reliable; however, we have not independently verified the information in such publications. While we are not aware of any misstatements regarding any third-party information presented in this prospectus, their estimates, in particular, as they relate to projections, involve numerous assumptions, are subject to risks and uncertainties, and are subject to change based on various factors, including those discussed under the section entitled “Risk Factors” and elsewhere in this prospectus. Some data are also based on our good faith estimates.

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PROSPECTUS SUMMARY

This summary highlights information contained in greater detail elsewhere in this prospectus. This summary is incomplete and does not contain all the information you should consider in making your investment decision. You should read the entire prospectus carefully before investing in our common stock. You should carefully consider, among other things, our financial statements and the related notes and the sections entitled “Risk Factors,” “Summary Consolidated Financial Information,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Unless otherwise indicated or the context otherwise requires, the terms “we,” “us,” “our,” and “our company” refer to Envoy Technologies, Inc., a Delaware corporation.

Our Mission

We are dedicated to creating sustainable, smart communities and cities through our shared mobility services and proprietary technologies, making electric car-sharing affordable, convenient and reliable.

Our purpose is driven by a deep commitment to reducing carbon emissions and contributing to a healthier planet by offering alternate environmentally conscious mobility solutions. The average privately owned gas car remains idle for approximately 95% of the time, according to an August 2018 Senseable City Lab publication – hijacking valuable space and resources, in addition to depreciating and incurring high maintenance and insurance costs. Cities are not exempt from the adverse impacts – the modern urban landscape is littered with gas stations, lube shops, and often too many parking spaces. We aim to redirect these inefficiencies toward better and greener purposes. We believe today’s consumers embrace the convenience and immediacy of the on-demand and sharing economy and are receptive to improved, greener mobility solutions at competitive prices. Our innovative electric car-sharing (“EV-sharing”) platform empowers property owners and communities to do just that. Remarkably, our internal survey data over the past year shows that 65% of our drivers operated an electric vehicle (“EV”) for the first time through our car-sharing service and, based on a 2023 survey conducted by Full Spectrum Insights, a market research firm engaged by us, more than 50% of urban respondents would be likely or very likely to consider reducing their number of personal vehicles and using a car-sharing service. We see an opportunity to enhance the lives of our riders and living spaces with a better and cheaper alternative to privately owned internal combustion engine vehicles. Our comprehensive EV-sharing platform empowers communities to impact our planet positively, one journey and customer at a time.

Our EV-Sharing Services and Mobility Platform

We are a fast-growing EV-sharing operator and developer of electric fleet technologies based in Los Angeles. We provide electric car-sharing as a premium amenity for private properties like apartment buildings, hotels, and workplaces. We also collaborate with cities, municipalities, and non-profit organizations that fund programs to provide electric car-sharing services to broader public communities. We power our EV-sharing apps in all our operations through our advanced mobility platform.

Envoy - Mobility as an Amenity®

In our Envoy Mobility as an Amenity operations, which we refer to as Envoy Amenity, we enter into long-term strategic agreements with national and local property owners and real estate developers (“private mobility partners”) to offer exclusive access to private EV-sharing services to their residents, tenants, and guests available only to those connected to the property as a premium amenity. We tailor the vehicle selection to fit the unique needs of each community, offering a diverse range of both economy and luxury EVs. Our EVs are conveniently parked onsite with dedicated chargers and are exclusively available to residents and guests. Drivers can easily reserve and access EVs through our intuitive mobile app, available on both iOS and Android, all powered by Envoy’s advanced technology for a seamless experience.

Our Envoy Amenity service eliminates the hassles and the irritating and expensive inconveniences of car ownership. We handle everything from car registration to cleaning and maintenance, while offering comprehensive auto and liability insurance, plus a dedicated 24/7 support team. This makes sustainable mobility not only more affordable but also far more convenient for residents and guests.

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We leverage revenue-sharing models to create novel income opportunities for our private mobility partners while fostering customer loyalty and boosting brand recognition. This approach is reshaping how commercial real estate developers and property owners assess and optimize their properties and parking facilities. Moreover, our platform provides private mobility partners with granular real-time usage statistics and analytics, empowering them to evaluate and optimize the performance of their investments. Partnering with Envoy Amenity also helps property owners qualify for financial incentives and achieve sustainability goals. For example, including EV-sharing and charging services in property development plans provides development incentives and parking reduction opportunities and contributes to LEED (leadership in energy and environmental design) green building certification by the U.S. Green Building Council, aligning with environmental, social and corporate-governance (“ESG”) goals. We believe Envoy Amenity is a cost-effective revenue-sharing model, delivering an environmentally impactful and useful service with minimal financial and administrative burdens.

As of December 2, 2024, Envoy Amenity’s customer base consisted of private mobility partners at more than 100 locations including some of the nation’s largest developers and owners of residential multi-family apartment buildings, hotels, and workplaces, such as the property management groups of Douglas Elliman Inc., Greystar Global Enterprise, LLC, The Irvine Company LLC, LeFrak Organization Inc., and The Related Companies L.P. We operate in more than 50 U.S. cities across 23 states, including Los Angeles, San Francisco, Miami, New York, and Chicago, focusing on large, densely populated metropolitan areas with high parking costs and an elevated cost of living. Our standard strategic agreements with private mobility partners have a 36-month term, with an average remaining contract duration of approximately 21 months.

In October 2024, we partnered with several property management companies to expand exclusive access to our EV fleets for residents of luxury apartment complexes. In California, we partnered with The Holland Group, The Irvine Company LLC, and Brookfield Properties to install a fleet of Lucid Motors EVs at three properties located in Santa Clara and Los Angeles. Residents can now book Lucid Air electric vehicles through our mobility platform and have access to dedicated ground-level onsite charging stations. In addition, we partnered with UNLMTD Real Estate Group, LLC to introduce an onsite fleet of electric Fiat 500e vehicles at FIAT House, a luxury residential property in Fort Lee, New Jersey. Exclusive access to these vehicles through our mobile app grants residents the flexibility to book zero-emission transportation by the hour or for days at a time. Through these strategic private partnerships, we provide sustainable transportation options to residents via turnkey access to a variety of EVs.

Envoy - City Public Partnerships

Envoy City is our dedicated public partnership initiative, where we collaborate with city municipalities, political subdivisions, government agencies, public utility companies, non-profits, and other transportation providers (“public partners”) to offer sustainable EV-sharing services. Through these collaborations, we aim to serve broader underserved communities, such as low-income, disadvantaged communities, effectively making the need for a privately-owned car obsolete. Offering affordable, eco-friendly EV-sharing – whether for round trips or one-way journeys – provides a new public transportation option that reduces the number of gas-powered vehicles on the road, in addition to freeing up more parking spaces. This helps ease the strain on in-city traffic and lower pollution, while promoting greener and more sustainable living spaces. More than 14,000 drivers in select U.S. cities currently use our public car-sharing services.

Our Envoy City public partners seek innovative solutions to allocate resources effectively, enhance community mobility, and drive EV adoption initiatives. We believe our experience, expertise, and track record of facilitating effective public EV-sharing services will further increase our ability to penetrate urban areas. We have a strong history of collaborating with community leaders bringing our services to underserved areas. In addition, we believe our platform offers a distinct advantage in terms of upfront infrastructure investment and operational management compared to other public transit services. Our comprehensive approach encompasses advanced technology and operational support. We believe our solution simplifies the process for our public partnerships, streamlining their efforts to provide efficient and accessible transportation solutions to their communities.

Most of our grant funding is obtained as part of a six to 12-month request for proposal process conducted by city and state governmental agencies and non-profits which solicit applications and competitively select projects based on specific evaluation criteria and program priorities. Examples include our collaborations with the City of Los Angeles, Los Angeles Metro, and the California Air Resources Board – as well as housing authorities such as the Housing Authority of the City of Los Angeles (“HACLA”) and the Sacramento Housing and Redevelopment Agency. In March 2024, we partnered with HACLA and the Los Angeles Cleantech Incubator, a private non-profit incubator for cleantech startups, to provide residents of Rancho San Pedro public housing with access to our service platform as part of an existing electric car share program. We have also launched innovative rebate programs with utility companies, including the Anaheim Public Utilities, the Los Angeles Department of Water and Power, and Austin Energy, incentivizing private property owners to install EV charging infrastructure.

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In March 2023, we were awarded $8.5 million, combined, to develop electric car-sharing programs in New Jersey, to be funded by the State of New Jersey’s Region Greenhouse Gas Initiative. With this award, we plan to launch a statewide publicly accessible electric car-sharing program featuring car-sharing services at subsidized rates in overburdened communities. We also anticipate deploying roughly 16 EVs for a car-sharing pilot serving affordable housing units in Jersey City, covering six buildings. Both projects are currently in the planning phase. We expect the projects to be launched and funded in early 2025, which will further expand our nationwide reach.

Since 2017, Envoy City has received approximately $13 million in grant funding from various state and local government programs. Envoy City has and will continue to leverage state and local government grants and subsidies for proposed expansion.

Electric Car-Sharing and EV Fleet Technology Platform

Our proprietary technology platform, developed and refined through extensive experience over eight years of operations, is purpose-built using a scalable, modern technology stack to deliver a complete, secure end-to-end driver experience for the shared mobility space. The platform provides a mobile-centric driver experience on the Android and iOS platforms for sign-up, vehicle reservations, keyless vehicle access (lock and unlock), and payment systems. Leveraging our insights from over a decade of combined experiences, our dynamic platform accommodates both round-trip and one-way EV-sharing, offering drivers the flexibility to reserve an electric vehicle instantly or for future use, and allowing them to drive to their destination without having to return to their original pick-up location. Currently, there are a total of approximately 350 EVs registered on the platform.

In addition to the driver experience, the platform provides real-time analytics and integration with payment systems, charging stations, and individual automakers’ EV software systems to round out all the features available to meet the demands of modern consumers seeking user-friendly experiences. We have simplified the process to provide users with an easier platform to find and reserve a vehicle, resulting in a hassle-free experience that promotes customer satisfaction and loyalty.

Our platform incorporates an advanced fleet management system, which is central to our business. It is designed to optimize operations while maintaining service standards, leveraging telematics for real-time vehicle diagnostic monitoring. In addition to our technical advantages, we prioritize security and trust. Robust user verification and end-to-end encryption safeguard user personal data, ensuring that operations are coupled with a commitment to user protection. Our platform integrates seamlessly with the Blink Charging network, offering a unified solution for managing EV charging infrastructure, electric fleets, and drivers. This integration underscores our commitment to innovation, operational efficiency, and growth.

Our full-stack technology platform for EV fleet management is versatile and can be deployed for a wide range of vehicles and fleet types worldwide, available for use by operators for a fee. We recognize the growing demand from riders and individual operators seeking to share vehicles, and our platform is designed to support this shift in mobility. Additionally, by enabling seamless virtual connectivity, the platform empowers users to participate in the “gig economy,” broadening its application across a diverse shared mobility sector.

Private Mobility Partners and City Public Partnerships

Our private mobility and public partners have collectively booked nearly 1,000,000 hours and embarked on approximately 180,000 trips using our platform as of December 2, 2024. This diverse group represents various demographics, socioeconomic backgrounds, and community types, all of whom book EVs for everything from grocery runs, medical appointments, leisure getaways, and temporary and permanent car replacements, to income-generating usage for food delivery services and extended “try-before-you-buy” test drives. Our EVs are regularly customized with a car door decal bearing the name of the private mobility partner or the name of the sponsoring municipality.

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Our Revenue Model

We believe our car-sharing services present a sustainable, cost saving alternative to car ownership, ride-hailing, and traditional car rentals while maintaining the autonomy of driving on demand. Our value proposition extends to our users, property owners, and the communities in which we operate, offering significant advantages to attract and retain tenants, and reduce parking demands, thereby easing car traffic congestion and lowering emissions. Our revenue was $_____ for the nine months ended September 30, 2024, $3,231,225 for the pro forma (which represents the combination of Predecessor and Successor (each as defined below) information) year ended December 31, 2023, and $3,236,327 for the year ended December 31, 2022.

In our Envoy Amenity operations, we generate revenue through an initial amenity start-up fee and a recurring monthly service fee paid by the private mobility partner. The start-up fee covers our cost of equipping the vehicle with our hardware and delivering it to the site. The service fee covers our monthly amortized costs for the vehicle, including insurance, car cleaning, and maintenance. The property owner also provides parking and electricity to charge the vehicles. These service arrangements with property owners yield positive gross margins for us. We lease vehicles only after we have contracted with the property owner and generally do not hold vehicles in inventory, resulting in a capital-light business model. Residents, tenants, and guests book the vehicles on an hourly basis and pay a fee at an hourly, daily or weekly rate, which we typically share with the property owners.

For our Envoy City public electric car-sharing programs, our public partners provide us with subsidies and grants to cover the direct costs of our EV-sharing services (other than actual usage fees paid by drivers, in most cases), in substantially the same way as property owners support our Envoy Amenity operations.

What Sets Us Apart

We believe that we set ourselves apart from our competition and have been able to grow our business as a result of the following competitive strengths:

Our EV Expertise — Our team’s working experience in electric car-sharing spans over a decade, setting us apart as industry pioneers. We have been at the forefront of the industry since the early days when electric car ranges were below 95 miles, and we’ve spearheaded educational, marketing, and outreach initiatives to facilitate drivers’ transition to electric vehicles. We’ve made substantial strides, installing hundreds of electric vehicle chargers and deploying EVs in more than 50 U.S. cities across 23 states despite the backdrop of a global pandemic and the closure of most competitors. We believe our success is driven by our focus on unit economics and sustainable business models, among other things.

We possess proprietary data from over 15 million miles driven by EVs on our platform. Our extensive dataset, which includes telematics, gives us unique and invaluable insights into how our vehicles are used in various communities and demographics. We rely on our dataset to continually enhance our platform to respond to market-specific demands, allowing us to tailor customized incentives for drivers in local markets.

Our Proprietary Technology — Using our advanced proprietary technology platform, developed entirely in-house since 2016, we provide our customers with turnkey car-sharing solutions that include an app to register, book, and access our EVs, use EV chargers, the ability to obtain driver insurance, and a connection to a 24 hours a day, 7 days a week live mobility concierge service for roadside assistance, maintenance, and similar services. We collect and utilize telematics and additional data to optimize our operations and track deep insights into localized mobility trends.

Our Strategic Partnerships — Over the past five years, we have built strategic alliances with leading real estate firms, government entities and other significant partners across the United States. Examples include our collaborations with the property management groups at Douglas Elliman Inc., Greystar Global Enterprise, LLC, The Irvine Company LLC, LeFrak Organization Inc., The Related Companies L.P., the City of Los Angeles, the Los Angeles Metro, the California Air Resources Board, the Housing Authority of the City of Los Angeles, the Sacramento Housing and Redevelopment Agency, the Anaheim Public Utilities, the Los Angeles Department of Water and Power, and Austin Energy.

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In March 2023, we were awarded $8.5 million, combined, to develop electric car-sharing programs in New Jersey, to be funded by the State of New Jersey’s Region Greenhouse Gas Initiative. With this funding, we plan to launch a statewide publicly accessible electric car-sharing program featuring car-sharing services at subsidized rates in overburdened communities. We also anticipate deploying roughly 16 electric vehicles for a car-sharing pilot serving affordable housing units in Jersey City, covering six buildings. Both projects are currently in the planning phase. We expect the projects to be launched and funded in early 2025, which will further expand our nationwide reach.

We have also entered into strategic agreements with licensees, enabling them to operate under our trusted Envoy brand within a designated territory. For example, in June 2021, Envoy entered into a license agreement with Kowa America Corp. to develop a community-based EV-sharing service in Hawaii. The license permits Kowa America to utilize our full technology platform and brand in connection with the Hawaii operation, for which it is responsible for obtaining, maintaining, and insuring the EVs. Under the agreement, we received an upfront license fee to set up in-vehicle hardware and embedded software, branding, and signage, and we receive a monthly per-vehicle license fee and minority share of the car-sharing booking fees. The initial four-year term of the agreement expires in June 2025, and Kowa America can extend the term for another four years, subject to having achieved annual minimum numbers of vehicles deployed on our platform or paying a fee if it falls short of the annual minimums. We expect this agreement and other strategic partnerships to become a more important part of our business in future periods.

Strategic partnerships like our agreement with Kowa America are built on adhering to our branding guidelines and exclusive use of our proprietary platform and advanced technologies. The essence of this collaboration lies in its asset-light nature, with our licensees shouldering the responsibility for operational costs, including fleet procurement, insurance, and maintenance, while committing to minimum levels of EV deployments during the contract term. This model empowers both parties to grow together, expanding our reach and delivering exceptional mobility solutions to communities worldwide. It also demonstrates the demand for our platform and technologies for a shared economy application.

Finally, we have an exclusive alliance with Blink Charging Co., our parent company (“Blink Charging”), for EV chargers. We have agreed to procure essential charging station requirements, including hardware, network services, operational infrastructure, and comprehensive support, exclusively from Blink Charging. The term of this reseller agreement will extend for five years after the closing date of this offering.

Our Advanced Platform — We continually enhance our platform with new capabilities and features that make it easier to use and set new benchmarks in the industry. We believe that customer demands will continue to evolve and require different solutions. We expect our technology (and further investment in our technology) to continue providing us with a competitive edge. We also believe that self-driving cars are a part of our future and that these autonomous vehicles will likely be fleet-owned EVs – providing a unique opportunity for property owners and cities to leverage their parking infrastructure. We believe our innovation-driven, continually improving platform is well-positioned to play a key role in this autonomous vehicle future.

Our Strong Alignment with Blink Charging — We believe a strong alignment of interests exists between Blink Charging and investors in this offering through the ownership of a significant percentage of our outstanding shares by Blink Charging immediately following this offering and, after the potential distribution by Blink Charging of a substantial portion of its shares in our company, by all Blink Charging stockholders. Two of our directors will also be affiliates of Blink Charging. Blink Charging has financed our company since April 2023. Blink Charging shares the same strategic vision and commitment to market expansion and continued growth of the U.S. and global EV infrastructure. Blink Charging will enter into a transition services agreement upon completing this offering to provide us with experienced personnel and related resources in connection with administrative, management, and technical services, as well as all our charging station requirements, incentivizing and supporting our continued focus on optimizing our company’s performance. By providing strategic, structural, and economic alignment with the performance of our company, the continuing controlling interests of Blink Charging and its stockholders are directly aligned with those of our investors.

Our Growth Strategies

We anticipate a significant increase in demand from state and local governmental bodies for accessible, affordable, and environmentally friendly mobility alternatives. We intend to utilize a portion of the net proceeds of this offering to deploy our Mobility as an Amenity service in many multi-family dwellings, office buildings, hotels, and private communities. To fully capitalize on this opportunity, we are pursuing the following growth strategies:

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Pursue a Combined Organic and Acquisition Growth Path — Our strategic blueprint calls for organic expansion and acquisition growth in favorable territories across the United States, Canada, and potentially certain European cities. We are increasing our focus on developing a pipeline of commercial opportunities with real estate developers and government organizations. We also believe expanding our business through potential opportunistic acquisitions of existing EV and conventional car-sharing companies and businesses will accelerate the scaling of our operations, allowing us to gain access to new markets and enrich the array of services we offer. Such acquisitions will provide an opportunity to consolidate the market and enhance our position while leveraging the expertise of acquired teams and their technology and infrastructure, strengthening our overall value proposition.

Increase Marketing to Further Penetrate Existing Markets — Our sales and marketing strategy involves an intensified focus on digital marketing to expand our reach within established markets. We plan to utilize a portion of the net proceeds of this offering to increase our digital marketing efforts to reach a broader audience through social media, online advertising, and search engine optimization to attract new building owners and public partners. We will launch targeted promotions and referral programs to incentivize existing users to refer new customers, fostering word-of-mouth growth and building a loyal community of electric car-sharing enthusiasts. By enhancing our marketing communication and highlighting the unique benefits of our sustainable service, we aim to strengthen our brand presence, attract new users, enhance usage (and associated usage fees), and solidify our position in the car-sharing market.

Develop Car-Sharing Territorial Franchising Opportunities — We intend to develop a new facet of our business after this offering, similar to what we have in Hawaii, where we would franchise our EV-sharing platform business. By offering franchise opportunities, we believe we can leverage local entrepreneurs’ expertise and resources to roll-out our business model in new territories without significant capital investment. This strategy is designed for scalability and would allow us to rapidly expand our footprint, reach a broader audience, and promote the adoption of EV-sharing on a larger scale.

Enter into SaaS Platform Licenses with Third Parties — We intend to develop another facet of our business after this offering, where we would license our software platform to other companies as a subscription-based, enterprise software-as-a-service (“SaaS”) solution, eliminating the need for third parties to buy, maintain and upgrade their software on-premises or for their end-users. This approach would provide us with access to new markets and demographics that would otherwise not be available to us independently. This would allow us to leverage a strategic partner’s strengths, increase adoption of our technology, and foster potential co-marketing initiatives to drive growth. Licensing also enhances our brand visibility as an innovator in the EV-sharing industry and reinforces our commitment to shaping the future of sustainable mobility solutions.

Favorable Industry Trends and Opportunities

We believe our fully developed car-sharing platform positions our company to capitalize on the following accelerating trends that favor the adoption of sustainable shared transportation solutions.

Evolving Consumer and Worker Expectations on Mobility

Consumer demands and work dynamics constantly evolve with mobility services and technology improvements.

●	First, modern consumers increasingly prioritize accessibility and experiences over long-term commitments such as car ownership.

●	Second, smartphones have fundamentally altered how consumers engage with services where people are accustomed to on-demand solutions catering to their every need with just a button. On-demand mobility is a driving force behind the growing adoption of services like our car-sharing service.

●	Third, a 2023 survey conducted by Full Spectrum Insights, a market research firm engaged by us, revealed significant shifts in consumer attitudes about car ownership. For example, among urban respondents, 57% expressed that they would be likely or very likely to consider reducing their number of personal vehicles and using a car-sharing service when needed. Further, 76% of respondents residing in households with more than two cars would be likely or very likely to consider reducing the number of cars in their household and using a car-sharing service when needed.

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●	Fourth, car ownership is often the second-highest expense for most households, trailing only behind rent or mortgage payments. Recognizing this financial strain, more people are turning to shared mobility solutions for significant cost-of-living reductions, further fueling the trend away from traditional car ownership.

●	Finally, the Covid-19 pandemic has reshaped work dynamics, with many employers embracing remote work. According to data from the U.S. Census Bureau’s Household Pulse Survey (2023) and the Survey of Working Arrangements and Attitudes (Barrero et al., 2023), full days worked from home accounted for 28% of paid workdays in October 2023, four times the estimated share for 2019. As the need for daily commuting diminishes, the necessity of car ownership as a means of transportation to work fades. Flexible work arrangements allow car-sharing to grow as a compelling alternative, aligning with today’s workforce’s evolving preferences and lifestyles.

Rapid Changes in the Real Estate Industry

The real estate industry, particularly in urban residential developments, is experiencing transformative trends that present significant growth opportunities.

●	Property owners are engaged in an amenity battle to differentiate themselves from competitors. Offering an exclusive electric car-sharing amenity appeals to apartment owners and renters, particularly when it fulfills essential needs.

●	The real estate sector is presently navigating a meaningful economic downturn. Challenging interest rates and occupancy challenges have compelled the industry to adopt a more budget-conscious approach. Consequently, there is a growing need to trim expenses and transition away from costly expenditures, such as owning a car, towards identifying services that enrich the resident experience which would foster longer-term customer retention with minimal cost.

●	The property technology sector is undergoing meaningful growth. Real estate market participants increasingly recognize the profound impact of technology and data on their business strategies. Mobility data, in particular, offers invaluable insights into customer movement patterns and preferences that could influence industry decisions.

●	Real estate developers are actively exploring strategies to meet the growing demand for electric vehicle charging solutions among their residents and tenants.

●	The substantial expense associated with parking spaces, which can escalate to as much as $75,000 per stall in dense urban areas according to the article “Calculating the Cost of Excess Parking in Transit-Oriented Developments,” Urban Land Institute (February 2017), compels real estate developers to seek alternatives. Car-sharing initiatives, such as our services, maximize current spots while mitigating the demand for excess parking spaces.

●	Today’s real estate customers increasingly prioritize environmentally conscious living. They are drawn to communities with green initiatives, incentivizing the real estate industry to deploy sustainable initiatives to highlight their sustainability commitment.

●	Evolving building codes are increasingly focusing on EV charging infrastructure, parking requirements and EV mobility plans, according to the 2024 Model Energy Conservation Code of the International Code Council, the largest global developer of model building codes that are adopted by state and local governments and private companies. Some cities, like San Francisco, now mandate on-site car-sharing for all new residential developments. This trend is exemplified by developments like Culdesac in Tempe, Arizona, which boasts zero residential parking, relying exclusively on our on-site electric cars and other on-demand mobility options. We believe this trend to create EV-ready requirements for buildings is rapidly gaining momentum and impacting the future of real estate development.

●	Offering exclusive car-sharing as an amenity can increase a property’s value by enhancing its appeal to tech-savvy and eco-conscious tenants. In addition, properties that feature forward-thinking, modern amenities are often perceived as more desirable, helping to command higher rents and attract premium tenants.

●	Younger generations, particularly millennials and Gen Z, are less likely to own cars due to environmental concerns, high ownership costs, and the availability of alternative mobility solutions. Providing an electric car-sharing service addresses the transportation needs of these groups, helping developers tap into a growing demographic that prioritizes convenience and sustainability.

●	Car-sharing services foster a sense of community by promoting shared resources and encouraging social interaction. Offering this amenity not only appeals to eco-conscious renters but also strengthens tenant loyalty and increases retention rates. By addressing residents’ mobility needs in a convenient and cost-effective way, developers create a more positive living experience, which in turn leads to higher satisfaction and longer-term tenancy.

●	Real estate developers that invest in innovative amenities like electric car-sharing can leverage this investment as a key differentiator in their marketing and branding strategies. By highlighting a commitment to sustainability, modern living solutions, and convenience, developers can enhance their brand image and attract media coverage, setting themselves apart from competitors.

●	Car-sharing platforms can easily scale to meet the needs of different property types, from luxury high-rises to mixed-use developments and affordable housing projects. This scalability allows developers to integrate car-sharing services across their entire portfolio, creating a consistent, high-quality experience for tenants while optimizing operating costs.

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Proliferation of EV Adoption Mandates

Federal, state, and local governments are allocating significant funding or grants to facilitate and accelerate the adoption of electric mobility. For example, the National Electric Vehicle Infrastructure Program provides $5 billion in dedicated funding to states to strategically deploy EV charging infrastructure and establish an interconnected network to facilitate data collection, access, and reliability.

In the third quarter of 2024, new EV sales accounted for approximately 9% of total U.S. market share, according to Cox Automotive. Car manufacturers face significant challenges in meeting U.S. and global government mandates and convincing customers to test drive and purchase battery electric vehicles. These challenges encompass both education and the development of EV charging infrastructure. Our on-demand service provides users with a “try-before-you-buy” opportunity, enabling those individuals to immerse themselves in real-world EV experiences. In doing so, we help them overcome the hurdle of “range anxiety” and contribute to the successful adoption of EVs in alignment with these mandates.

The Envoy Technologies Acquisition and Stock Issuance

On April 18, 2023, Blink Charging acquired all of our outstanding shares of capital stock from the former Envoy Technologies stockholders pursuant to an Agreement and Plan of Merger, dated as of April 18, 2023, among Blink Charging, its acquisition subsidiary Blink Mobility LLC (now known as Envoy Mobility, Inc. (“Mobility”)), and our company (the “Envoy Technologies Merger Agreement”), which resulted in our company becoming a wholly-owned subsidiary of Mobility and an indirect wholly owned subsidiary of Blink Charging (the “Envoy Technologies Acquisition”).

Under the terms of the Envoy Technologies Merger Agreement, Mobility paid $6,000,000 in cash and delivered to the former Envoy Technologies stockholders two promissory notes: (i) a promissory note in the principal amount of $5,000,000 due on the earlier of April 18, 2024 and the closing date of a “qualified IPO,” and (ii) a promissory note in the principal amount of $2,000,000 due on the earlier of October 18, 2024 and the closing date of a “qualified IPO.” In April 2024, Mobility repaid the full principal and accrued interest owing under both promissory notes.

Additionally, Mobility agreed that in the event an initial public offering occurred on or before August 18, 2024, to issue $18,500,000 of shares of its common stock or of its successor’s common stock to the former Envoy Technologies stockholders (the “Envoy Acquisition Stock Issuance”). The dollar amount value of shares of common stock would increase to $21,000,000 or $22,500,000 worth of shares if the offering occurs after August 18, 2024 through December 18, 2024 or after December 18, 2024 through April 18, 2025, respectively. We are the issuer in this offering as the successor of the EV-sharing business and assets of Mobility and have entered into an Intracompany Transfer Agreement with Blink Charging and other subsidiaries to consolidate all of the properties, assets, business and goodwill relating to EV car-sharing into our company. The payment of shares of our common stock will be at the same price as the initial public offering price per share of the common stock in this offering and will be issued contemporaneously with the closing of this offering. Among the larger former Envoy Technologies stockholders receiving shares include venture capital and strategic investors General Motors Ventures LLC, The Goodyear Tire & Rubber Company, Built Environment Innovation Fund, L.P., Denso Corporation, New Valley Ventures, and Shell Ventures.

The shares of our common stock to be issued to the former Envoy Technologies stockholders will be “restricted securities” and issued in reliance upon the exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933 and will not be registered in this offering. We granted demand registration rights to the former Envoy Technologies stockholders in respect of the shares of our common stock and are obligated to file a registration statement with the SEC covering the resale of such shares not sooner than 90 days and not later than 12 months following this offering if we are requested by holders of at least a majority of the then outstanding shares to effect such registration, and seek effectiveness promptly thereafter.

Our Planned Separation from Blink Charging

Since April 18, 2023, we have been an indirect wholly owned subsidiary of Blink Charging. Blink Charging owns all the outstanding shares of common stock of Mobility, which in turn owns all our outstanding shares of common stock.

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Before the closing of this offering, we will enter into a transition services agreement with Blink Charging under which Blink Charging will provide us with experienced personnel and related resources in connection with administrative, management, and technical services, as may be necessary or desirable, or as we may reasonably request or require, in connection with the business and operations of our company as a stand-alone public entity, for up to 12 months following the closing date of this offering. We refer to the separation of our business from Blink Charging and the related transactions as the “Separation.”

Additionally, before the closing of this offering, we will enter into an exclusivity agreement to procure essential charging station requirements, including hardware, network services, operational infrastructure, and comprehensive support, exclusively from Blink Charging. The term of this agreement will extend for five years after the closing date of this offering.

The Planned Distribution

Blink Charging has informed us that, following the completion of this offering, it may make a tax-free distribution to its stockholders of a portion of its remaining common stock ownership in our company, which may include one or more distributions effected as a dividend to all Blink Charging stockholders, one or more distributions in exchange for Blink Charging shares or other securities, or any combination thereof. We refer to any such potential distribution as the “Distribution.” Blink Charging has agreed not to effect the Distribution for a period of 60 days after the date of this prospectus without the prior written consent of the representative of the several underwriters of this offering. See “Underwriting.”

Blink Charging has no obligation to pursue or consummate any disposition of its common stock ownership in our company, including through the Distribution, by any specified date or at all. If pursued, the Distribution may be subject to various conditions, including receipt of any necessary regulatory or other approvals, the existence of satisfactory market conditions and the receipt of a private letter ruling from the Internal Revenue Service, and favorable opinions of Blink Charging’s tax advisors or counsel to the effect that the Distribution will qualify as a transaction that is tax-free to Blink Charging and its stockholders for U.S. federal income tax purposes. The conditions to the Distribution may not be satisfied, Blink Charging may decide not to consummate the Distribution even if the conditions are satisfied or Blink Charging may decide to waive one or more of these conditions and consummate the Distribution even if all the conditions are not satisfied.

Selected Risks Associated with Our Business

An investment in our common stock involves a high degree of risk. Our ability to execute on our growth strategies is also subject to certain risks. The risks described under the heading “Risk Factors” immediately following this prospectus summary may have an adverse effect on our business, cash flows, financial condition, and results of operations or may cause us to be unable to execute all or part of these strategies successfully. Below are the principal factors that make an investment in our company speculative or risky:

●	We have a history of net losses, and we may be unable to achieve or sustain profitability in the future.

●	Our limited operating history in an evolving car-sharing industry makes it difficult to evaluate our current business and future prospects and may increase the risk of your investment.

●	If we fail to retain existing private mobility partners and public partners, add new private mobility partners and public partners, or increase EV reservations and use, our business, results of operations, reputation, and financial condition will be materially and adversely affected.

●	Because many of our expenses are fixed, we may be unable to limit our losses if we fail to achieve our forecasted revenue.

●	We face intense competition and may not be able to compete successfully with current or future competitors in the car-sharing business, which could negatively impact our financial condition and results of operations.

●	Our customer support function is critical to the success of our business, and any failure to provide high-quality service could affect our ability to retain and attract real estate owners, public partners, and users.

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●	If our efforts to build a strong brand identity and maintain a high level of user satisfaction and loyalty are unsuccessful, we may not be able to attract or retain users, and our operating results may be adversely affected.

●	We face significant risks as we expand our operations in the United States, which could harm our business, operating results, and financial condition.

●	Future acquisitions could disrupt our business and harm our financial condition and operating results.

●	We face risks related to liabilities resulting from the use of our EVs by users.

●	Our business depends on attracting and retaining capable management and operating personnel.

●	Our efforts to minimize the likelihood and impact of adverse cybersecurity incidents and to protect data and intellectual property may not be successful, and our business, operations, and reputation could be negatively affected by a cyberattack, security incident, or other operational disruption.

●	Failure to adequately protect our intellectual property could substantially harm our business and operating results.

●	We may not realize the anticipated benefits of the Separation from Blink Charging, and the Separation could harm our business.

●	We have no history of operating as an independent company, and our historical and unaudited pro forma financial information does not necessarily represent the results we would have achieved as an independent, publicly traded company and may not be a reliable indicator of our future results.

●	Until the completion of the Distribution, Blink Charging will control the direction of our business, and its concentrated ownership of our common stock will prevent you and other stockholders from influencing significant decisions.

●	After the Separation, some of our directors and officers may have actual or potential conflicts of interest because of their equity ownership in Blink Charging, and some of our directors may have actual or potential conflicts of interest because they also serve as directors or officers of Blink Charging.

●	An active trading market for our common stock may not develop, and you may be unable to resell your shares at or above the initial public offering price.

●	The Distribution or future sales by Blink Charging or others of our common stock, or the perception that the Distribution or such sales may occur, could depress our common stock price.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). We may take advantage of specified reduced reporting requirements and other burdens that generally apply to other public companies as long as we remain an emerging growth company. These provisions include, but are not limited to:

●	reduced obligations with respect to financial data, including presenting only two years of audited financial statements and selected financial data, and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosure in our initial registration statement;

●	an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002, as amended;

●	reduced disclosure about executive compensation arrangements in our periodic reports, registration statements, and proxy statements; and

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●	exemptions from the requirements to seek non-binding advisory votes on executive compensation or stockholder approval of any golden parachute arrangements.

For example, we have taken advantage of the reduced reporting requirements with respect to disclosure regarding our executive compensation arrangements, have presented only two years of audited financial statements and only two years of related “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure in this prospectus, and have taken advantage of the exemption from auditor attestation on the effectiveness of our internal control over financial reporting. To the extent that we take advantage of these reduced burdens, the information we provide stockholders may be different than you might obtain from other public companies where you hold shares.

In addition, the JOBS Act permits emerging growth companies to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have elected to use this extended transition period. As a result of this election, our timeline to comply with new or revised accounting standards will, in many cases, be delayed as compared to other public companies that are not eligible to take advantage of this election or have not made this election. Therefore, our financial statements may not be comparable to those of companies that comply with the public company effective dates for these accounting standards.

We will remain an emerging growth company until the earliest of (i) the last day the fiscal year following the fifth anniversary of the completion of this offering, (ii) the last day of the first fiscal year in which our annual gross revenues exceed $1.235 billion, (iii) the date on which we have, during the immediately preceding three-year period, issued more than $1.0 billion in non-convertible debt securities and (iv) the date on which we are deemed to be a large accelerated filer under the SEC’s rules.

Status as a Controlled Company

Upon the completion of this offering, we will be considered a “controlled company” within the meaning of Nasdaq’s listing standards. Under these rules, a “controlled company” may elect not to comply with certain corporate governance requirements, including the requirement to have a board that is composed of a majority of independent directors. We intend to take advantage of these exemptions following the completion of this offering. These exemptions do not modify the independence requirements for our audit committee, and we intend to comply with the applicable requirements of the Sarbanes-Oxley Act and rules with respect to our audit committee within the applicable time frame. Upon completion of the Distribution, we will no longer qualify as a controlled company and will be required to fully implement Nasdaq corporate governance requirements within one year of the Distribution. For more information, see “Management – Controlled Company Exemption.”

Corporate Information

We were incorporated on July 11, 2016 as a Delaware corporation. On April 18, 2023, Blink Charging acquired, through an acquisition subsidiary, all our outstanding shares of capital stock from the former Envoy Technologies stockholders. We have been since then, and through the closing of this offering will be, an indirect wholly owned subsidiary of Blink Charging.

Our principal executive office is located at 8575 Washington Blvd., Culver City, California 90232, and our telephone number is (888) 610-0506. Our website address is www.envoytechnologies.com.

Channels for Disclosure of Information

Investors and others should note that we use social media to communicate about our company, car-sharing services, new business developments, and other matters with the public. Any information we consider to be material to an evaluation of our company will be included in filings on the SEC website, http://www.sec.gov, and may also be disseminated using our investor relations website, which can be found at http://www.envoytechnologies.com, and press releases. However, we also encourage investors, the media, and others interested in our company also to review our social media channels.

The information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider any information contained on, or that can be accessed through, our website as part of this prospectus or in deciding whether to purchase our common stock.

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Summary of the Offering

Common stock offered	__________ shares (_______ shares if the underwriters exercise their option to purchase additional shares in full).

Common stock outstanding immediately before this offering	__________ shares.

Common stock to be outstanding immediately after this offering and the Envoy Acquisition Stock Issuance	__________ shares (_______ shares if the underwriters’ option to purchase additional shares is exercised in full).(1)(2)

Common stock to be held by Blink Charging immediately after this offering	__________ shares.

Underwriters’ option to purchase additional shares
We have granted a 45-day option to the underwriters to purchase up to an aggregate of _______ additional shares of common stock from us solely to cover over-allotments, if any, at the public offering price, less underwriting discounts and commissions, on the same terms as set forth in this prospectus.

Use of proceeds

We estimate that our net proceeds from the sale of shares of our common stock in this offering will be approximately $________, or $_______ if the underwriters’ option to purchase additional shares is exercised in full, based on the assumed initial public offering price of $___ per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering to (i) expand our direct sales force, (ii) increase marketing of our Mobility as an Amenity and Public Partnership car-sharing services, (iii) enhance our technology and development, (iv) finance potential acquisitions of other car-sharing companies and related technologies, (v) repay a portion of the outstanding balance under our revolving loan agreement with Blink Charging, and (vi) fund our general corporate needs including working capital, operating expenses, and capital expenditures. See “Use of Proceeds.”

Controlled company	Blink Charging will own a majority of the outstanding shares of our common stock upon completion of this offering. As a result, we will qualify as a “controlled company” within the meaning of Nasdaq’s listing standards. Under these rules, a “controlled company” may elect not to comply with certain corporate governance requirements, including the requirement to have a board that is composed of a majority of independent directors. We have elected to take advantage of these exemptions. After the Distribution, we will no longer qualify as a controlled company and will be required to fully implement Nasdaq corporate governance requirements within one year of the Distribution.

Risk factors	You should carefully read the “Risk Factors” section of this prospectus for a discussion of factors that you should consider before deciding to invest in our common stock.

Proposed listing and ticker symbol	We intend to list our shares of common stock for trading on The Nasdaq Capital Market under the symbol “EVOY.” This listing is a condition to completing the offering.

(1)	The number of shares of our common stock to be outstanding immediately after this offering includes $22,500,000 of shares of our common stock (or ____ shares based on an assumed initial public offering price of $___ per share, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus) to be issued by us to the former stockholders of Envoy Technologies contemporaneously with the closing of this offering pursuant to the Envoy Technologies Merger Agreement. See “The Envoy Technologies Acquisition and Stock Issuance.”

(2)	The number of shares of our common stock to be outstanding immediately after this offering excludes 3,000,000 shares of our common stock reserved for future issuance under our 2024 Incentive Compensation Plan.

Unless otherwise indicated, all information contained in this prospectus assumes that the underwriters will not exercise their over-allotment option to purchase additional shares of our common stock.

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SUMMARY FINANCIAL DATA

In the following tables, we provide our summary financial data. We have derived the summary statements of operations for the years ended December 31, 2023 and 2022 from our audited financial statements appearing in this prospectus. The summary statements of operations for the nine months ended September 30, 2024 and 2023 and the summary balance sheet data as of September 30, 2024 are derived from our condensed unaudited financial statements included elsewhere in this prospectus. We have prepared the condensed financial statements on the same basis as the audited financial statements and have included, in our opinion, all adjustments consisting only of normal recurring adjustments that we consider necessary for a fair statement of the financial information set forth in those statements. Our historical results are not necessarily indicative of the results to be expected in the future. This summary financial data must be read together with “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and in conjunction with the financial statements, related notes and other financial information included in this prospectus.

As a result of the Envoy Technologies Acquisition, a new basis of accounting was created on April 18, 2023. In our financial statements, our results of operations for the periods ended on or prior to April 17, 2023 are referred to in this prospectus as “Predecessor” financial information, and our results of operations beginning on April 18, 2023 and our financial position as of balance sheet dates subsequent to April 17, 2023 are referred to in this prospectus as “Successor” financial information. The pro forma year ended December 31, 2023 results represent our results of operations combining Predecessor and Successor information.

For the Predecessor and Successor periods, our financial statements were prepared on a basis derived from the consolidated financial statements and accounting records of Blink Charging as if we had been operating as a stand-alone company. The statements of operations include allocations of expenses for the use of certain intangible assets and related impairment of goodwill. Management believes the assumptions underlying the financial statements, including the assumptions regarding the allocation of assets and liabilities, are reasonable and applied consistently for the periods presented. Nevertheless, the financial statements may not include all actual expenses that would have been incurred by us and may not reflect the results of operations had we been a stand-alone company during the Predecessor and Successor periods presented. Actual costs that would have been incurred if we had been a stand-alone company would depend on multiple factors, including organizational structure and strategic decisions made in various areas, including information technology and infrastructure.

For the Successor periods, the financial statements included certain assets and liabilities that were historically held at the Blink Charging level but are specifically identifiable or otherwise attributable to our company. Except for support provided by Blink Charging during the Successor period, all intercompany transactions and accounts within our businesses have been eliminated.

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	Successor	Predecessor	Pro Forma
	Period from April 18, 2023 through	Period from January 1, 2023 through	Year Ended	Year Ended
	December 31, 2023	April 17, 2023	December 31, 2023	December 31, 2022

Revenues	$2,284,293	$946,932	$3,231,225	$3,236,327

Cost of revenues	2,214,838	851,251	3,066,089	2,355,180

Gross Profit	69,455	95,681	165,136	881,147

Operating Expenses:
General and administrative	2,506,100	1,648,788	4,154,888	3,430,097
Research and development	1,112,011	504,273	1,616,284	1,300,315
Sales and marketing	305,056	84,170	389,226	567,055
Goodwill impairment	2,778,929	-	2,778,929	-

Total Operating Expenses	6,702,096	2,237,231	8,939,327	5,297,467

Loss From Operations	(6,632,641)	(2,141,550)	(8,774,191)	(4,416,320)

Other Income:
Interest expense	(2,055)	(78,373)	(80,428)	(199,825)
Other income (expense)	462,383	453	462,836	47,219

Total Other Income (Expense)	460,328	(77,920)	382,408	(152,606)

Net Loss	$(6,172,313)	$(2,219,470)	$(8,391,783)	$(4,568,926)

As of September 30, 2024
	Actual (1)	Pro Forma for Envoy Acquisition Stock Issuance (2)	Pro Forma, As Adjusted for Envoy Acquisition Stock Issuance and this Offering (3)
(unaudited)
Balance Sheet Data:
Cash and cash equivalents Working capital
Total assets
Total indebtedness
Total stockholders’ equity

(1) Actual balance sheet data presents balance sheet data on an actual basis without any adjustments to reflect subsequent or anticipated events.

(2) Balance sheet data presents balance sheet data on a pro forma basis, giving effect to the issuance of $22,500,000 of shares of our common stock (or ____ shares based on an assumed initial public offering price of $___ per share, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus) to be issued by us to the former stockholders of Envoy Technologies contemporaneously with the closing of this offering.

(3) Balance sheet data presents balance sheet data on a pro forma, as adjusted basis, giving effect to the Envoy Acquisition Stock Issuance and the issuance and sale of _____ shares of our common stock in this offering based on an assumed initial public offering price of $___ per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), after deducting underwriting discounts and commissions and estimated offering expenses payable by us and excluding the exercise of the underwriters’ over-allotment option, and the application of the net proceeds from this offering to repay Blink Charging the sum of $______ to reduce the outstanding balance under our revolving loan agreement with Blink Charging, as described in “Use of Proceeds.” In total, the foregoing transactions have the effect of reducing our total indebtedness by approximately $______ and increasing our total stockholders’ equity by approximately $____ as of September 30, 2024.

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RISK FACTORS

You should carefully review and consider the risk factors described below and the other information contained in this prospectus, including the financial statements and notes to the financial statements and matters addressed in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The occurrence of one or more of the events or circumstances described in these risk factors, alone or in combination with other events or circumstances, may have an adverse effect on our business, cash flows, financial condition, and results of operations. We may face additional risks and uncertainties that are not presently known to us, or, or that we currently deem immaterial, which may also harm our business, financial condition, results of operations, and prospects.

Risks Related to Our Business

We have a history of net losses, and we may be unable to achieve or sustain profitability in the future, and we received a going concern qualification in our 2023 audit.

As of December 31, 2023, we had cash and cash equivalents and a working capital deficit of $240,682 and $1,218,784, respectively. During the Successor period from April 18, 2023 through December 31, 2023, and the Predecessor periods from January 1, 2023 through April 17, 2023 and the year ended December 31, 2022, we incurred net losses of $6,172,313, $2,219,470 and $4,568,926, respectively. We expect to incur net operating losses in our operations for the year ending December 31, 2024. We do not know if our business operations will become profitable or if we will continue to incur net losses in 2025 and beyond. We expect to incur significant future expenses as we develop and expand our business, which will make it harder for us to achieve and maintain future profitability. We may incur significant losses in the future for a few reasons, including the other risks described in this prospectus, and we may encounter unforeseen expenses, difficulties, complications, delays, and other unknown events. Accordingly, we may not be able to achieve or maintain profitability. Our independent auditor, in its report dated December 2, 2024 with regard to our financial statements for the years ended December 31, 2023 and 2022, indicated that these conditions raise substantial doubt about our company’s ability to continue as a going concern for at least one year from the date these financial statements were issued.

Our limited operating history in an evolving car-sharing industry makes it difficult to evaluate our current business and future prospects and may increase the risk of your investment.

Since our incorporation in 2016, our business model has not been fully proven. As a result, we have only a limited operating history, which may make it difficult to evaluate our current business and our prospects. We have encountered and will continue to encounter risks and difficulties frequently experienced by growing companies in rapidly changing industries, including, in our case:

●	achieving market acceptance of our existing and future offerings;

●	challenges in accurate financial planning and forecasting;

●	the impact of the current pricing environment on our growth and profitability;

●	attracting and retaining private mobility partners, public partners, and other users;

●	competing against companies with greater financial resources;

●	increasing expenses as we continue to grow our business;

●	risk of litigation or regulatory enforcement actions;

●	changes in laws and regulations that could impact operations and costs;

●	successfully expanding our business in existing markets and entering into new markets and geographies;

●	maintaining and enhancing the value of our reputation and brand;

●	anticipating and responding to macroeconomic changes and changes in the markets in which we operate;

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●	avoiding interruptions or disruptions in our service;

●	developing a scalable, high-performance technology infrastructure that can efficiently and reliably handle increased usage, as well as the deployment of new features and services;

●	securing our platform against technological threats;

●	rapid technological change that could outdate our offerings or require costly updates;

●	hiring, integrating, and retaining talented technology, sales and marketing, customer support, and other personnel;

●	effectively managing rapid growth in our personnel and operations; and

●	maintaining and growing our partnerships and relationships with third parties, including with insurance providers, EV manufacturers, and online search engines.

We cannot assure you that we will successfully address these and other challenges we may face in the future. If we do not manage these risks successfully, our business and results of operations may be adversely affected. You should consider our business and prospects together with the risks and difficulties we may encounter as an early-stage company. Further, we may not be able to maintain our current growth rate, which is often characteristic of early-stage companies, and there is no assurance that our growth rate will continue. We may not achieve sufficient revenue to achieve or maintain positive cash flow from operations or profitability in any given period.

We may require additional capital to support business growth, and this capital may not be available on favorable or acceptable terms, if at all.

We have, to date, financed our ongoing operations and technology development efforts through direct equity investments, loans from Blink Charging, our indirect sole stockholder and revenue generated from our platform. We cannot be certain when or if our operations will generate sufficient cash to fully fund our ongoing operations or the growth of our business. We intend to continue to make investments to support our business growth. We may require additional funds to respond to business challenges, including the need to develop new products and services or enhance our existing products and services, enhance our operating infrastructure, and acquire complementary businesses and technologies. We have always been committed to expanding the number of geographic areas in which our services are offered, and we may make future commitments of capital resources. Accordingly, we may need to engage in equity or debt financing to secure additional funds. If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could be adversely affected by significant dilution, and any new equity securities we issue could have rights, preferences, and privileges superior to those of holders of our common stock. Any additional debt financing secured by us in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and pursue business opportunities, including potential acquisitions. In addition, we may not be able to get additional financing on terms favorable to us, if at all. If we cannot obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly limited. In particular, the recent macroeconomic downturn, bank failures, and other liquidity issues at financial institutions have caused disruption in the credit and financial markets in the United States and worldwide, which may reduce our ability to access capital and negatively affect our liquidity in the future. If we cannot obtain adequate financing or financing on terms satisfactory to us, our ability to develop our platform, support our business growth, and respond to business challenges could be significantly impaired, and our business may be adversely affected.

If we fail to retain existing private mobility partners and public partners, add new private mobility partners and public partners, or increase EV reservations and use, our business, results of operations, reputation, and financial condition would be materially and adversely affected.

Our business depends on apartments, office buildings, and hotels providing our EVs as an amenity and engaging in practices that encourage their residents, office workers, and guests to reserve our EVs, as well as public communities to use our EVs. If we fail to retain the apartments, office buildings, and hotels that currently provide our EVs as an amenity or the public communities that use our EVs, our revenue will decline, and our business, results of operations, reputation, and financial condition would be materially and adversely affected. Further, if we fail to add new apartments, office buildings, and hotels that will provide our EVs as an amenity or the public communities that use our EVs, our growth rate will decrease and our revenue would stagnate, which could materially and adversely affect our business, financial condition, and results of operations.

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In addition, our business depends on users reserving and using our EVs through our platform. If we fail to retain existing users because they elect to use a competitor’s platform or an alternative transportation option or if we are unable to sustain the value of car-sharing and the number of reservations for our EVs, we will experience diminished usage rates and our revenues will decrease, which could adversely affect our business, results of operations, reputation, and financial condition.

Because many of our expenses are fixed, we may be unable to limit our losses if we fail to achieve our forecasted revenue.

We must invest significantly in vehicles and parking to fulfill the anticipated demand for our car-sharing services. This build-up before actual reservations exposes us to significant up-front fixed costs. If market demand for our services does not increase as quickly as we have anticipated, or if there is a rapid and unexpected decline in demand for our services, we may be unable to offset these fixed costs and to achieve economies of scale, and our operating results may be adversely affected because of high operating expenses, reduced margins, underutilization of capacity and asset impairment charges.

We face intense competition and may not be able to compete successfully with current or future competitors in the car-sharing business, which could negatively impact our financial condition and results of operations.

The travel and mobility industries in general, and the markets for car-sharing services in particular, are intensely competitive, with frequently rapid changes in technology, consumer expectations and requirements, industry standards and regulations, and new products and services. Our competitors include largely analog companies such as peer-to-peer car-sharing marketplaces like Turo and Getaround, car ride and limousine services like Uber and Lyft, traditional asset-heavy rental car companies such as Hertz and Avis Budget, as well as Zipcar, and other regional car-sharing competitors in the United States. Additionally, we compete with the status quo of personal car ownership and other equivalent means of transportation.

Many of our current and potential competitors have significant competitive advantages over us, including longer operating histories, larger marketing and operating budgets, greater brand name recognition, higher amounts of available capital or access to such capital, larger vehicle bases for users, more users to reserve vehicles, more well-established regulatory environments and permitting regimes, preferential treatment by credit card companies, insurance policies or personal insurance policies that may provide coverage to renters, which are not equally available to customers of car-sharing, and more resources devoted to research and development of new and existing products and technology. As a result, our competitors may be better positioned to provide superior offerings to consumers and respond more rapidly and effectively than we can to new or existing business opportunities, products, technologies, and requirements and preferences from users, real estate owners, and operators. Many competitors offer discounted services, incentives, or alternative pricing models or focus on a particular geographic location or market segment. Our competitors may also make acquisitions or establish cooperative or other strategic relationships among themselves or with other complementary companies.

We compete to attract and retain real estate owners and operators who provide our EVs as an amenity, as real estate owners and operators have other options should they choose to generate income from car-sharing, may not be aware of car-sharing, its benefits or the economic opportunities it provides, or may not be motivated to monetize using a third parties’ vehicles as an amenity. We compete to attract, engage, and retain real estate owners and operators based on numerous factors, such as ease of access to and use of the app and marketplace, fleet management functions and tools, the flexibility of services to match various use cases, the level of revenue yield to real estate owners and operators, real-time insights from platform and marketplace data, insurance coverage and claims handling, safety, brand recognition, and user experience.

We also compete to attract, engage, and retain residents, office workers, and public communities to reserve EVs through our platform. Users have many travel and mobility options besides reserving an EV through our platform, including reserving vehicles through a competitor’s platform, renting vehicles through traditional car rental companies, using their own vehicle or borrowing a friend’s vehicle, or choosing to use vehicles other than automobiles. We compete for users based on numerous factors, such as adequacy and quality of EVs, density and proximity of EVs to prospective users, ease of access to and use of the app and marketplace, pricing to users, insurance coverage, brand recognition, and user experience.

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As we and our competitors introduce new offerings and as existing offerings evolve, we expect to become subject to additional competition. In addition, our competitors may adopt certain of our platform features or innovations that our customers and users value more highly than ours, rendering our business less attractive and reducing our ability to differentiate our business and platform. Increased competition could result in, among other things, reductions of the revenue we generate, the number of customers and users, the frequency of use of platform, and our margins.

For all of these reasons, we may not be able to compete successfully. If we lose existing private mobility partners and public partners, fail to attract or retain new private mobility partners and public partners, fail to provide our private mobility partners and public partners with the experience or service they expect from us, or are forced to make pricing concessions because of increased competition, our business, financial condition, and results of operations would be adversely affected.

The market for online car-sharing platforms for providing vehicles as an amenity is relatively new and rapidly evolving. If we fail to predict the way the market develops, or if car-sharing as an amenity does not achieve market acceptance, our business, results of operations and prospects may be materially and adversely affected.

The market for online car-sharing platforms to provide vehicles as an amenity is relatively new and unproven, with little data or research available regarding the market and industry. It is uncertain whether this market will continue to develop or if our services will achieve and sustain a level of demand and market acceptance sufficient for us to generate meaningful revenue, net income, and free cash flow growth. Our success will depend to a substantial extent on the willingness of real estate owners and operators to provide vehicles as an amenity through online platforms. Further, some real estate owners and operators may be reluctant or unwilling to use an online platform for providing vehicles as an amenity because of concerns regarding the cost structure, tax or regulatory implications, data privacy and security concerns, adequacy of insurance coverage, compliance with restrictive provisions in lease or financing agreements, or possible damage to their property.

If real estate owners and operators do not recognize the benefits of providing vehicles as an amenity through our platform, then our market may not develop as we expect, or it may develop more slowly than we expect, either of which would significantly harm our business and results of operations.

In addition, our success will depend on users’ use of our platform to reserve EVs, which will depend on their willingness to use our platform and their belief in the integrity of our products and services. Users may be reluctant or unwilling to use a platform and provide personally identifiable information, including credit card information and driver’s license details, or submit to background, credit or other checks, which would significantly harm our business and results of operations. Users may have concerns regarding the cost structure, data privacy and security (including payment security) concerns, or adequacy of insurance coverage. Further, users may be reluctant to reserve EVs containing telematics or monitoring devices accessible by real estate owners and operators, our company, or both, or to use our platform at all due to the perception of the use of such devices.

Our customer support function is critical to the success of our business, and any failure to provide high-quality service could affect our ability to retain and attract real estate owners, public partners and users.

Meeting the customer experience expectations of our real estate owners, public partners and users requires investing significant time and resources in staffing, technology, including automation and machine learning to improve efficiency, infrastructure, policies, and customer experience tools. Most of our customer support is performed by our customer support organization. A robust customer experience effort is costly, and we expect such costs to continue to rise in the future as we grow our business.

If our efforts to build strong brand identity and maintain a high level of user satisfaction and loyalty are unsuccessful, we may not be able to attract or retain users, and our operating results may be adversely affected.

We must continue to build and maintain a strong brand identity. User awareness of, and the perceived value of, our brand will depend largely on the success of our marketing efforts and our ability to provide a consistent, high-quality user experience. Failure to provide our users with high-quality reservation and driving experiences for any reason could substantially harm our reputation and adversely affect our efforts to develop as a trusted brand. To promote our brand, we have incurred and expect to continue to incur substantial expense related to advertising and other marketing efforts, but we cannot be sure that this investment will be profitable.

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From time to time, our users express dissatisfaction with our service levels, including our EV inventory, available reservation times, and response time with respect to questions or incidents with our EVs. Users who return EVs late or in an unclean condition adversely affect other users’ experiences, which can also cause dissatisfaction with our service. To the extent dissatisfaction with our service is widespread or not adequately addressed, our reputation could be harmed, and our efforts to develop the company’s name as a trusted brand would be adversely impacted. If our efforts to promote and maintain our brand are unsuccessful, our operating results and our ability to attract and retain users may be adversely affected.

We face significant risks as we expand our operations in the United States, which could harm our business, operating results, and financial condition.

Our efforts to expand our operations into new U.S. markets involve various risks, including the need to invest significant resources in such expansion, the possibility that returns on such investments will not be achieved in the near future or at all and competitive environments with which we are unfamiliar. Our expansion into new markets may not prove to be successful in markets where public transportation systems are limited or where awareness and adoption of car-sharing by the local population is limited.

Any future international operations or expansion efforts may also fail to succeed due to other risks, including:

●	difficulties or delays in acquiring a critical mass of drivers, EVs and/or convenient parking locations;

●	different driving expectations and patterns than those in the United States;

●	different legal and labor practices and customs;

●	the need to adapt our systems and user interfaces for different languages, currencies and financial accounting practices;

●	different data protection and privacy laws;

●	different methods for checking the driving records of new EV users; and

●	difficulties in staffing and managing new operations.

As a result of these obstacles, we may find it impossible or prohibitively expensive to expand in North America or we may be unsuccessful in our attempt to do so, which could harm our business, operating results, and financial condition.

Future acquisitions could disrupt our business and harm our financial condition and operating results.

Our success will depend, in part, on our ability to expand our markets and grow our business in response to changing technologies, user needs and competitive pressures. We may seek to grow our business by acquiring complementary businesses, solutions or technologies. Identifying suitable acquisition candidates can be difficult, time-consuming, and costly, and we may not be able to successfully complete identified acquisitions. In addition, we may be unable to successfully assimilate and integrate the business, technologies, solutions, personnel or operations of any company we acquire. Acquisitions may also involve entry into geographic or business markets in which we have little or no prior experience. Moreover, the anticipated benefits of any acquisition, investment or business relationship may not be realized or we may be exposed to unknown liabilities. For one or more of those transactions, we may:

●	issue additional equity securities that would dilute our stockholders;

●	use cash that we may need in the future to operate our business;

●	incur debt on terms unfavorable to us or that we are unable to repay;

●	incur large charges or expenses or assume substantial liabilities;

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●	encounter difficulties retaining key employees of the acquired companies or integrating diverse software codes or business cultures; and

●	become subject to adverse tax consequences, substantial depreciation or deferred compensation charges.

Any of these risks could harm our business and operating results.

We rely on automakers to supply us with EVs, but there may be shortages of lithium and other critical minerals for EV batteries and disruptions in EV battery supply chains that could negatively impact the availability of EVs when ordered for a new customer project.

The EVs used by our business are leased by us and we bear the risk that EV orders are delayed, limited or periodically unavailable. Possible shortages of lithium, cobalt, nickel and other critical minerals for EV batteries and disruptions in EV battery supply chains could delay automakers’ ability to supply us EVs in the number that we require to implement a new customer project. Although we have not experienced any supply shortfalls to date, future shortages, disruptions, delays or limits on our EV orders could have a material adverse effect on our business and results of operations in the event we are unable to promptly satisfy customer demands.

Users or third-party actions that are criminal, violent, inappropriate, dangerous or fraudulent may undermine the trust and safety or perception of trust and safety of our business and our ability to attract and retain customers and users, which could materially and adversely affect our reputation, business, results of operations and financial condition.

We have no control over or ability to predict the actions of our users and other third parties, such as additional passengers in, or drivers of, EVs reserved through our platform, and therefore we cannot guarantee the safety of our users and such third parties. From time to time, we are subject to legal proceedings, including personal injury suits, claims, arbitrations, administrative proceedings, and government investigations or enforcement actions in the ordinary course of business. The actions of users and other third parties may result in fatalities, injuries, other bodily harm, assault, fraud, invasion of privacy, property damage, theft, including cases in which we are unable to recover the EV, discrimination, harassment, and libel, among other negative impacts, which could create potential legal or other substantial liabilities for us, real estate owners and operators, or users. Depending on the circumstances, real estate owners or operators or users may also attempt to assert that we should be liable for unlawful actions stemming from the use of EVs available on our platform. Such liabilities could materially and adversely affect our reputation, business, results of operations and financial condition.

Moreover, we cannot conclusively verify the identity of all users, nor do we verify or screen third parties who may be present during a trip using an EV reserved through our platform. Our trust and safety processes focus primarily on users to reduce the risk of vehicle theft and motor vehicle accidents. Our identity verification processes rely on, among other things, information provided by users at sign up and reservation, and our ability to validate that information and the effectiveness of third-party service providers that support our verification processes may be limited. In addition, we do not currently, and may not in the future, require users to re-verify their identity following their successful completion of the initial verification process or require users to provide documentation of or any updates regarding their driving record or license status. We conduct certain trust and safety screening processes to flag and investigate suspicious activities and in an attempt to prevent users with certain criminal backgrounds from accessing our services. These processes are beneficial but not exhaustive and have limitations due to a variety of factors, including laws and regulations that prohibit or limit our ability to conduct effective background checks in some jurisdictions, the unavailability of information, and the inability of our systems to detect all suspicious activity or human or technical error or delay in addressing suspicious activity. In addition, there may be times when someone is misidentified as a person with a criminal background, when in fact they are not. There can be no assurances that these measures will significantly reduce criminal or fraudulent activity on our platform. In addition, such checks may not identify instances of identity fraud where a user reserves an EV under another person’s identity for criminal or other unlawful purposes. The background checks and other screening processes we rely on, among other things, information provided by users, our ability to validate that information, the accuracy, completeness, and availability of the underlying information relating to criminal records, the digitization of certain records, the evolving regulatory landscape in this area such as personal data protection and privacy laws, and the effectiveness of third-party service providers that may fail to conduct such background checks adequately or disclose information that could be relevant to a determination of eligibility, and we do not run criminal background checks and other screening processes on additional parties who may be present in an EV reserved through our platform. If unexpected and more burdensome laws and regulations regarding identity verification or screening are introduced, including with respect to screenings of restricted parties, we would have to implement new screening and verification policies, tools, and procedures, and we could face increased costs. As a result, we may have to increase the costs of our services for real estate owners and operators and users, which may make our services less attractive to our existing or potential future customers and users.

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If users or other third parties engage in misconduct or actions that are criminal, violent, fraudulent, negligent, or inappropriate, or if they use our platform as a conduit for criminal activity, users and prospective users may not consider our platform and the EVs listed on our platform as safe, and we may receive negative media coverage, or be subject to involvement in a government investigation concerning such activity, which could adversely impact our brand and reputation, cause real estate owners and operators and users not to use our platform at the rates we expect, and lower the adoption rate of our platform. While we recognize that we need to continue to build trust and invest in innovations that will support trust when it comes to our policies, tools and procedures to protect real estate owners, operators, and users, we may not be successful in doing so.

We and users or other third parties may further be subject to claims of liability based on traffic or motor vehicle violations or accidents, fatalities, injuries, property damage, or other similar incidents that are caused during or after a reservation booked on our platform, including by unauthorized drivers. These incidents may subject us to liability, which would increase our operating costs and materially and adversely affect our business, results of operations, and financial condition. Even if these claims do not result in liability to us or our users, we could incur significant costs in investigating and defending against them, and such claims, if made public, could deter users or other third parties from continuing to use our platform. If we are found to be subject to liability or claims of liability relating to the acts of users, or for failure to pay fees, fines, or taxes owed by them, we may be subject to negative publicity or other reputational harm, even if we are not found to be subject to such liability, and incur additional expenses, which could harm our business, results of operations, and financial condition.

EV manufacturer safety recalls could create risks to our business.

Our EVs may be subject to safety recalls by their manufacturers. Under certain circumstances, the recalls may cause us to attempt to retrieve EVs in our fleet or to decline to allow users to reserve such EVs until we can arrange for the steps described in the recalls to be taken. If a large number of EVs are the subject of simultaneous recalls, or if needed replacement parts are not in adequate supply, we may not be able to use the recalled EVs in our active fleet for a significant period of time. Depending on the severity of the recall, it could materially adversely affect our revenues, create bad will with some of our users, reduce the residual value of the EVs involved, and harm our general reputation and brand.

We face risks related to liabilities resulting from the use of our EVs by users.

Our business can expose us to claims for personal injury, death, and property damage resulting from the use of our EVs by our users. For example, a user may be using an EV that has worn tires or a technological, mechanical, or other problem, including a manufacturing defect or lithium-ion battery malfunction, which contributes to a motor vehicle accident that results in a death or significant property damage for which we may be liable. In addition, we depend on our users and third-party service providers to inspect the EVs before driving to identify any potential damage or safety concern with the EV. If we are found at fault or otherwise responsible for an accident, our insurance coverage may not be sufficient in catastrophic events.

We could be negatively impacted if losses for which we do not have third-party insurance coverage increase or our insurance coverage proves to be inadequate.

We have automobile liability and property damage insurance coverage, as well as general liability insurance. We also maintain first party property coverage and excess liability insurance. We account for vehicle damage or total loss at the time such damage or loss is incurred. Also, because we are responsible for damage to our vehicles, a deterioration in claims management, whether by our management or by a third-party claims administrator, could lead to delays in settling claims, thereby increasing claim costs. In addition, catastrophic uninsured claims filed against us or the inability of our insurance carriers to pay otherwise-insured claims would have an adverse effect on our financial condition.

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Further, many cities and municipalities prefer to do business with parties with significant financial resources who can provide substantial insurance coverage. Should we be unable to renew our excess liability insurance and other commercial insurance policies at competitive rates, this loss could have an adverse effect on our financial condition and results of operations. In the future, we may be exposed to liability for which we self-insure at levels in excess of our historical levels and to liabilities for which we are insured that exceed the level of our insurance.

The impact of adverse or changing economic conditions, particularly in the United States, including the resulting effect on consumer spending, may adversely affect our business, operating results and financial condition.

Our performance is subject to adverse or changing economic conditions, particularly those in the United States, and in particular their impact on levels of consumer spending. Consumer purchases of discretionary items generally decline during recessionary periods and other periods in which disposable income is adversely affected. Because a significant portion of spending for our services may be considered discretionary, declines in consumer spending may have a more negative effect on our business than on those businesses that sell products or services considered to be necessities.

Moreover, the majority of our users are located in major metropolitan areas such as Los Angeles, San Francisco, Miami, New York and Chicago, and to the extent any one of these geographic areas experiences any of the above-described conditions to a greater extent than other geographic areas, the adverse effect on our financial condition and operating results could be exacerbated.

We expect a number of factors may cause our operating results to fluctuate on a quarterly basis, which may make it difficult to predict our future performance.

Our revenues and operating results could vary significantly from quarter to quarter because of a variety of factors, many of which are outside of our control. As a result, comparing our operating results on a period-to-period basis may not be meaningful. In addition to other risk factors discussed in this section, factors that may contribute to the variability of our quarterly results include:

●	the impact of adverse or changing economic conditions, particularly those in the western United States, and their impact on levels of consumer spending;

●	the high fixed costs inherent in our business, which limit our ability to adjust for period-to-period changes in demand;

●	the effects of natural disruptions in our major metropolitan areas, including long periods of inclement weather patterns in any of our markets;

●	system interruptions that impair access to our website, key vendors or communication with our EVs and any related impact on our reputation;

●	our ability to forecast revenues accurately and appropriately plan our expenses; and

●	our ability to forecast vehicle damage claims for which we do not have third-party insurance coverage.

As a result of these and other factors, the results of any prior periods should not be relied upon as indications of our future operating performance. In addition, our operating results may not meet the expectations of investors or public market analysts who follow our company.

Managing our growth will require significant expenditure and allocation of valuable management resources. If we fail to achieve the necessary level of efficiency in our organization as it grows, our business, operating results and financial condition would be harmed.

Our business depends on attracting and retaining capable management and operating personnel.

Our success depends in large part on our ability to attract and retain high-quality management and operating personnel. In particular, we are highly dependent on Aric Ohana, our Chief Executive Officer, who has been instrumental in devising and leading our strategies for growth. His in-depth knowledge of, and deep relationships with, the customers, vendors and other participants in our industry is extremely valuable to us. Our business also requires skilled technical, sales and marketing, and customer support personnel, who are in high demand and are often subject to competing offers.

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Competition for qualified employees is intense in our industry. Our employees, including members of our management team, could leave our company with little or no prior notice and would be free to work for a competitor. The loss of even a few qualified employees, or an inability to attract, retain, and motivate additional highly skilled employees required for the planned expansion of our business could harm our operating results and impair our ability to grow.

We do not maintain “key person” life insurance on Mr. Ohana or any of our other employees. The departure of one or more of our senior management team members or other key employees could be disruptive to our business until we are able to hire qualified successors.

We use various measures to attract and retain key personnel, including an equity incentive compensation program for key executive officers and other employees. These measures may not be enough to attract and retain the personnel we require to operate and grow our business effectively.

Certain of our performance and operational metrics may not accurately reflect certain details of our business, are subject to inherent challenges in measurement, and real or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business.

We track certain performance and operational metrics with internal systems and tools that are not independently verified by any third party and which may differ from estimates or similar metrics published by third parties due to differences in sources, methodologies, or the assumptions on which we rely. Our internal systems and tools have a number of limitations, and our methodologies for tracking these metrics may change over time, which could result in unexpected changes to our metrics, including the metrics we publicly disclose, or our estimates of our category position. If the internal systems and tools we use to track these metrics undercount or over-count performance or contain algorithmic or other technical errors, the data we report may not be accurate. While these numbers are based on what we believe to be reasonable estimates of our metrics for the applicable period of measurement, there are inherent challenges in measuring how our products are used across large populations globally. In addition, limitations or errors with respect to how we measure data or with respect to the data that we measure may affect our understanding of certain details of our business, which could affect our long-term strategies. If our operating metrics are not accurate representations of our business or perceived to be accurate, or if we discover material inaccuracies with respect to these figures, our reputation may be significantly harmed, and our operating and financial results could be negatively impacted.

Seasonality may cause fluctuations in our financial results.

We generally experience some effects of seasonality due to increases in travel during the summer months and lighter bookings over the winter holidays (with the exception of our Envoy Hawaii operations). Accordingly, the number of EV reservations and associated revenue have generally increased or decreased at a higher or lower rate during those periods. Our revenue fluctuates due to inclement weather conditions, such as snow or rainstorms. In the future this seasonality may cause fluctuations in our financial results. In addition, other seasonality trends may develop, and the existing seasonality and user behavior may change.

Failure to comply with federal and state laws and regulations relating to privacy, data protection and consumer protection, or the expansion of current laws and regulations or the enactment of new laws or regulations in these areas, could adversely affect our business and our financial condition.

We are subject to a wide variety of laws in the United States related to privacy, data protection, and consumer protection that are often complex and subject to varying interpretations. As a result, these privacy, data protection and consumer protection laws may change or develop over time through judicial decisions or as new guidance, or interpretations are provided by regulatory and governing bodies and such changes or developments may be contrary to our existing practices. This may cause us to expend resources on updating, changing, or eliminating some of our privacy and data protection practices.

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We receive, collect, store, process, transmit, share, and use personal information, and other customer data, including health information, and we rely in part on third parties that are not directly under our control to manage certain of these operations and to receive, collect, store, process, transmit, share, and use such personal information, including payment information. A variety of federal, state, local, and municipal laws and regulations, as well as industry standards (such as the payment card industry standards) govern the collection, storage, processing, sharing, use, retention and security of this information, including the California Online Privacy Protection Act, the Personal Information Protection and Electronic Documents Act, the Controlling the Assault of Non-Solicited Pornography and Marketing Act, the Telephone Protection and Electronic Protection Act of 1991 (“TCPA”), Section 5 of the Federal Trade Commission Act, and the California Consumer Privacy Act (“CCPA”). Laws and regulations relating to privacy and data protection are continually evolving and subject to potentially differing interpretations. These requirements may not be harmonized, may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another, or may conflict with other rules or our practices. As a result, our practices may not have complied or may not comply in the future with all such laws, regulations, requirements, and obligations. The failure to comply with such data protection and privacy regulations can result in fines, penalties, and the enforcement of any non-compliance, which could significantly impact our business operations.

In January 2020, CCPA took effect, which provides new data privacy rights for consumers in California and new operational requirements for companies doing business in California. Compliance with the new obligations imposed by the CCPA depends in part on how particular regulators interpret and apply them, and because the CCPA is relatively new, there is still some uncertainty about how the CCPA will be interpreted, applied, and enforced. If we fail to comply with the CCPA or if regulators assert that we have failed to comply with the CCPA, we may be subject to certain fines or other penalties (up to $2,500 per violation, or up to $7,500 per violation if the violation is intentional) and litigation, any of which may negatively impact our reputation, require us to expend significant resources, and harm our business. Furthermore, California voters approved the California Privacy Rights Act (“CPRA”) on November 3, 2020, which will amend and expand the CCPA, including by providing consumers with additional rights with respect to their personal information. The CPRA came into effect on January 1, 2023, applying to information collected by businesses on or after January 1, 2022. We believe that the personal information we collect from California residents that use our app, the car-sharing services we have offered in California in the past and direct marketing to California residents for those services, as well as our plans to offer future services in California, have made and in the future will make us subject to compliance with the CCPA and CPRA.

In December 2023, we received notice that a former vendor’s database had a vulnerability that may have compromised some customer data in October 2023. We subsequently investigated the vulnerability and worked with the former vendor to shut down all remaining systems and deleted the potentially compromised customer data. While we believe that this data breach was not significant, we have continued to develop our mobile app to have maximum control of our data in-house and we are expanding our cybersecurity auditing policies and processes for partners and third-party vendors. Regardless, we could be in the future subject to data breaches. A significant data breach or any failure, or perceived failure, by us to comply with any federal or state privacy laws, regulations or other principles or orders to which we may be subject could adversely affect our reputation, brand and business, and may result in claims, investigations, proceedings or actions against us by governmental entities, litigation, including class action litigation, from our fliers, fines, penalties, or other liabilities, or require us to change our operations or cease using certain data sets. Depending on the nature of the information compromised, we may also have obligations to notify users, law enforcement, government authorities, payment companies, consumer reporting agencies or the media about the incident and may be required to expend additional resources in connection with investigating and remediating such an incident, and otherwise complying with applicable privacy and data security laws.

Our efforts to minimize the likelihood and impact of adverse cybersecurity incidents and to protect data and intellectual property may not be successful, and our business, operations, and reputation could be negatively affected by a cyberattack, security incident, or other operational disruption.

We are at risk for interruptions, outages and breaches of: operational systems, including business, financial, accounting, product development, data processing or production processes, owned by us or our third-party vendors or suppliers; facility security systems, owned by us or our third-party vendors or suppliers; in-product technology owned by us or our third-party vendors or suppliers; the integrated software and firmware in our products; or customer or guest data that we process or our third-party vendors or suppliers process on our behalf. Such cyber incidents could materially disrupt operational systems; result in loss of intellectual property, trade secrets or other proprietary or competitively sensitive information; compromise certain information of customers, employees, suppliers, guests or others; jeopardize the security of our facilities; or affect the performance of in-product technology and the integrated software in our solutions. A cyber incident could be caused by disasters, insiders (through inadvertence or with malicious intent) or malicious third parties (including nation-states or nation-state supported actors) using sophisticated, targeted methods to circumvent firewalls, encryption and other security defenses, including hacking, fraud, trickery or other forms of deception.

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The techniques used by cyber attackers change frequently and may be difficult to detect for long periods of time. Although we maintain information technology measures designed to protect us against intellectual property theft, data breaches, and other cyber incidents, such measures will require updates and improvements, and we cannot guarantee that such measures will be adequate to detect, prevent or mitigate cyber incidents. The implementation, maintenance, segregation and improvement of these systems requires significant management time, support and cost. Moreover, there are inherent risks associated with developing, improving, expanding and updating current systems, including the disruption of our data management, procurement, production execution, finance, supply chain and sales and service processes. These risks may affect our ability to manage our data and inventory, procure parts or supplies or produce, sell, deliver and service our solutions, adequately protect our intellectual property or achieve and maintain compliance with, or realize available benefits under, applicable laws, regulations and contracts. We cannot be sure that the systems upon which we rely, including those of our third-party vendors or suppliers, will be effectively implemented, maintained or expanded. Our reliance on third-party vendors for critical systems and services exposes us to risks if their cybersecurity measures fail, potentially compromising our data or operations.

If we do not successfully implement, maintain, or expand these systems, our operations may be disrupted, our ability to accurately and timely report our financial results could be impaired, and deficiencies may arise in our internal control over financial reporting, which may impact our ability to certify our financial results. Moreover, our proprietary information or intellectual property could be compromised or misappropriated and our reputation may be adversely affected. If these systems do not operate as we expect them to, we may be required to expend significant resources to make corrections or find alternative sources for performing these functions.

A significant cyber incident could impact production capability, harm our reputation, cause us to breach our contracts with other parties or subject us to legal and regulatory actions, including fines, penalties, and lawsuits, especially if customer data or intellectual property is compromised, any of which could materially affect our business, prospects, financial condition and operating results. In addition, our insurance coverage for cyber-attacks may not be sufficient to cover all the losses we may experience because of a cyber incident.

If the security of our EV drivers’ confidential information stored in our systems is breached or otherwise subjected to unauthorized access, our reputation or brand may be harmed, and we may be exposed to liability and a loss of customers.

Our system stores, processes, and transmits our EV drivers’ confidential information, including credit card information, driver license numbers, and other sensitive data. We rely on encryption, authentication and other technologies licensed from third parties, as well as administrative and physical safeguards, to secure such confidential information. Any compromise of our information security could damage our reputation and brand and expose us to a risk of loss, costly litigation, and liability that would substantially harm our business and operating results. We and our third-party data center facilities may not have adequately assessed the internal and external risks posed to the security of our company’s systems and information and may not have implemented adequate preventative safeguards or take adequate reactionary measures in the event of a security incident. In addition, most states have enacted laws requiring companies to notify individuals and often state authorities of data security breaches involving their personal data. These mandatory disclosures regarding security breaches often lead to widespread negative publicity, which may cause our EV drivers to lose confidence in the effectiveness of our data security measures. Any security breach, whether successful or not, would harm our reputation and brand, and it could cause the loss of EV users.

The risk of loss of our intellectual property, trade secrets or other sensitive business or customer confidential information, and disruption of operations due to cyberattacks or data breaches could negatively impact our financial results.

Cyberattacks or data breaches could compromise confidential, business-critical information, cause disruptions in our operations, expose us to potential litigation or harm our reputation. We have important assets, including intellectual property, trade secrets, and other sensitive business-critical and/or confidential information which may be vulnerable to such incidents. While we have a comprehensive cybersecurity program that is continually reviewed, maintained and upgraded, we cannot assure that we are invulnerable to cyberattacks and data breaches which, if significant, could negatively impact our business and financial results.

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Failure to adequately protect our intellectual property could substantially harm our business and operating results.

Because our business depends substantially on our intellectual property, including our proprietary Envoy technology platform, the protection of our intellectual property rights is crucial to the success of our business. We rely on a combination of trademark, trade secret and copyright law and contractual restrictions to protect our intellectual property. These afford only limited protection. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our website features, software and functionality or obtain and use information that we consider proprietary, such as the technology used to operate our website, our content and our trademarks. Moreover, policing our proprietary rights is difficult and may not always be effective. In particular, we may need to enforce our rights under the laws of countries that do not protect proprietary rights to as great an extent as do the laws of the United States.

We have obtained registered trademarks for “Mobility as an Amenity,” with respect to downloadable software for finding, reserving and renting vehicles, and our “Envoy” name (excluding use in and around airports), in the United States. Competitors have adopted and may adopt trade or service names similar to ours, thereby impeding our ability to build brand identity and possibly leading to confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of the terms “Mobility as an Amenity” or “Envoy.” From time to time, we have acquired or attempted to acquire Internet domain names held by others when such names were causing consumer confusion or had the potential to cause consumer confusion.

Litigation or proceedings before the U.S. Patent and Trademark Office or other governmental authorities and administrative bodies in the United States and abroad may be necessary in the future to enforce our intellectual property rights, to protect our patent rights, trade secrets, trademarks and domain names and to determine the validity and scope of the proprietary rights of others. Our efforts to enforce or protect our proprietary rights may be ineffective and could result in substantial costs and diversion of resources and could substantially harm our operating results.

Our exposure to risks associated with the use of intellectual property may increase as a result of acquisitions, as we have a lower level of visibility into the development process with respect to acquired technology or the care taken to safeguard against infringement risks. Third parties may make infringement and similar or related claims after we have acquired technology that had not been asserted prior to our acquisition.

Confidentiality agreements with employees and others may not adequately prevent disclosure of trade secrets and other proprietary information.

We principally rely on trade secrets to protect our proprietary technologies. We have devoted substantial resources to the development of our proprietary technology, including our proprietary Envoy technology platform. To protect our proprietary technology and processes, we rely in significant part on confidentiality agreements with our employees, licensees, independent contractors and other advisors. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover trade secrets and proprietary information, and in such cases, we would not be able to assert any trade secret rights against such parties. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

Our contracts with governmental agencies are subject to audit, which could result in adjustments to reimbursable contract costs or, if we are charged with wrongdoing, possible temporary or permanent suspension from participating in government programs.

Our books and records are subject to audit by the various governmental agencies we serve and their representatives. These audits can result in adjustments to the amount of contract costs we believe are reimbursable by the agencies and the amount of our overhead costs allocated to the agencies. If such matters are not resolved in our favor, they could have a material adverse effect on our business. In addition, if one of our subsidiaries is charged with wrongdoing as a result of an audit, that subsidiary, and possibly our company as a whole, could be temporarily suspended or could be prohibited from bidding on and receiving future government contracts for a period of time. Further, as a government contractor, we are subject to an increased risk of investigations, criminal prosecution, civil fraud actions, whistleblower lawsuits, and other legal actions and liabilities to which purely private sector companies are not, the results of which could materially adversely impact our business. For example, from time to time we may be subject to qui tam lawsuits, which typically allege that we have made false statements or certifications in connection with claims for payment, or improperly retained overpayments, from the government. These suits may remain under seal (and hence, be unknown to us) for some time while the government decides whether to intervene on behalf of the qui tam plaintiff.

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We may become engaged in legal proceedings that could cause us to incur unforeseen expenses and could occupy a significant amount of our management’s time and attention.

From time to time, we are subject to litigation or claims that could negatively affect our business operations and financial position. As we have grown, we have seen a rise in the number of litigation matters against us. Most of these matters relate to incidents involving our drivers while operating EVs. Litigation disputes could cause us to incur unforeseen expenses, could occupy a significant amount of our management’s time and attention and could negatively affect our business operations and financial position.

Climate change may have a long-term impact on our business.

While we seek to partner with organizations that mitigate their business risks associated with climate change, we recognize that there are inherent risks wherever business is conducted. Access to clean water and reliable energy in the communities where we conduct our business, whether for our offices or for our vendors, is a priority. Our major sites in Los Angeles, San Francisco, Miami, New York and Chicago are vulnerable to climate change effects. For example, in California, increasing intensity of drought throughout the state and annual periods of wildfire danger, as well as recent flood risk and storm intensity, increase the probability of planned power outages in the communities where we work and live. While this danger may have a low-assessed risk of a long-term effect, it has the potential impact of disrupting our normal EV-sharing operations and employees’ abilities to commute to work or to work from home and stay connected effectively. Climate-related events, including the increasing frequency of extreme weather events and their impact on critical infrastructure throughout the United States where we have operations, have the potential to disrupt our EV-sharing business, and may cause us to experience higher attrition, losses and additional costs to maintain or resume our EV-sharing operations.

Our business is subject to the risks of earthquakes, fires, floods, other natural catastrophic events, and to interruption by man-made problems such as computer viruses and terrorism.

Our systems and operations are vulnerable to damage or interruption from earthquakes, volcanoes, fires, floods, power losses, telecommunications failures, terrorist attacks, acts of war, human errors, break-ins, and similar events. For example, a significant natural disaster, such as an earthquake, fire or flood, could have a material adverse impact on our business, operating results and financial condition, and our insurance coverage may be insufficient to compensate us for losses that may occur. Acts of terrorism, which may be targeted at metropolitan areas that have higher population density than rural areas, could cause disruptions in our business or the economy as a whole. Our servers may also be vulnerable to computer viruses, break-ins and similar disruptions from unauthorized tampering with our computer systems, which could lead to interruptions, delays, loss of critical data or the unauthorized disclosure of confidential user data. We may not have sufficient protection or recovery plans in certain circumstances and our business interruption insurance may be insufficient to compensate us for losses that may occur. As we rely heavily on our servers, computer and communications systems, and the Internet to conduct our business and provide a high-quality user experience, such disruptions could negatively impact our ability to run our business, which could have an adverse effect on our operating results.

We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to public company compliance requirements.

As a public company, we will incur significant legal, accounting, and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, and rules subsequently implemented by the SEC and The Nasdaq Capital Market, require public companies to meet certain corporate governance standards. Our management and other personnel will need to devote a substantial amount of time to these requirements. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, these rules and regulations may make it more expensive for us to obtain directors and officers liability insurance coverage and more difficult for us to attract and retain qualified persons to serve as directors or executive officers. We currently are unable to estimate these costs with any degree of certainty.

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In addition, the Sarbanes-Oxley Act requires that we maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, for the year ended December 31, 2023, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management and our independent public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. Our testing, or the subsequent testing by our accounting firm, may reveal deficiencies in our internal control over financial reporting that are deemed to be material weaknesses. To comply with Section 404, we may incur substantial accounting expense, expend significant management time on compliance-related issues, and hire additional finance and accounting staff with appropriate public company experience and technical accounting knowledge. Moreover, if we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our stock would likely decline and we could be subject to lawsuits, sanctions or investigations by regulatory authorities, which would require additional financial and management resources.

Risks Related to the Separation and the Distribution

We may not realize the anticipated benefits of the Separation from Blink Charging, and the Separation could harm our business.

We have operated as a subsidiary of Blink Charging. We may not be able to achieve the full strategic and financial benefits expected to result from the Separation, or such benefits may be delayed or not occur at all. The Separation is expected to enhance strategic and management focus, provide a distinct investment identity and allow us to efficiently allocate resources and deploy capital. We may not achieve these and other anticipated benefits for a variety of reasons, including, among others:

●	the Separation will require significant amounts of management’s time and effort, which may divert management’s attention from operating and growing our business;

●	following the Separation, we may be more susceptible to economic downturns and other adverse events than if we were still a subsidiary of Blink Charging;

●	following the Separation, our business will be less diversified than Blink Charging’s business prior to the Separation; our business will also experience a loss of scale and purchasing power and access to certain;

●	financial, managerial and professional resources from which we have benefited at lower cost in the past; and

●	the other actions required to separate the respective businesses could disrupt our operations.

If we fail to achieve some or all of the benefits expected to result from the Separation, or if such benefits are delayed, our business could be harmed.

We have no history of operating as an independent company, and our historical and unaudited pro forma financial information does not necessarily represent the results we would have achieved as an independent, publicly traded company and may not be a reliable indicator of our future results.

Our historical and unaudited pro forma financial information included in this prospectus is not necessarily indicative of our future results of operations, financial condition or cash flows, nor does it reflect what our results of operations, financial condition or cash flows would have been as an independent public company during the periods presented. In particular, the historical financial information included in this prospectus is not necessarily indicative of our future results of operations, financial condition or cash flows primarily because of the following factors:

●	Prior to the Separation, our business has been operated by Blink Charging as part of its broader corporate organization, rather than as an independent company; Blink Charging or one of its affiliates provide support for various corporate functions for us, such as information technology, compensation and benefits, human resources, engineering, finance and internal audit.

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●	Our historical financial results reflect the direct, indirect, and allocated costs for such services historically provided by Blink Charging. Following the Separation, Blink Charging will continue to provide some of these services to us on a transitional basis, generally for a period of up to one year pursuant to a transition services agreement that we will enter into with Blink Charging. See “Certain Relationships and Related Party Transactions — Related Party Transactions — Blink Charging.” Our historical financial information does not reflect our obligations under the various transitional and other agreements we will enter into with Blink Charging in connection with the Separation, though costs under such agreements are expected to be broadly similar to what was charged to the business in the past. At the end of this transition period, we will need to perform these functions ourselves or hire third parties to perform these functions on our behalf, and these costs may differ significantly from the comparable expenses we have incurred in the past.

●	Our working capital requirements and capital expenditures historically have been satisfied as part of Blink Charging’s corporate-wide cash management and centralized funding programs, and our cost of debt and other capital may significantly differ from the historical amounts reflected in our historical financial statements.

●	Currently, our business is integrated with that of Blink Charging and we benefit from Blink Charging’s size and scale in costs, employees and vendor and customer relationships. Thus, costs we will incur as an independent company may significantly exceed comparable costs we would have incurred as part of Blink Charging.

We based the pro forma adjustments included in this prospectus on available information and assumptions that we believe are reasonable; actual results, however, may vary. In addition, our unaudited pro forma financial information included in this prospectus may not give effect to various ongoing additional costs we may incur in connection with being an independent public company. Accordingly, our unaudited pro forma financial statements do not reflect what our results of operations, financial condition or cash flows would have been as an independent public company and are not necessarily indicative of our future financial condition or future results of operations.

Please refer to “Summary Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited historical financial statements and the notes to those statements included elsewhere in this prospectus.

The Distribution by Blink Charging may not occur.

Blink Charging has no obligation to complete the Distribution. Whether Blink Charging proceeds with the Distribution, in whole or in part, is subject to a number of conditions, including but not limited to the receipt of any necessary regulatory or other approvals, the existence of satisfactory market conditions, and the receipt of an opinion of counsel to the effect that such Distribution will be tax-free to Blink Charging and its stockholders. Blink Charging has the right to abandon or change the structure of the Distribution if Blink Charging determines, in its sole discretion, the Distribution is not in the best interests of Blink Charging and its stockholders. Further, if the Distribution does not occur, or if Blink Charging does not otherwise dispose of its shares of our common stock, the risks relating to Blink Charging’s control of us and the potential business conflicts of interest between Blink Charging and us will continue to be relevant to our stockholders. The liquidity of shares of our common stock in the market may be constrained for as long as Blink Charging continues to hold a significant position in our stock. A lack of liquidity in our common stock could depress the price of our common stock.

Until the completion of the Distribution, Blink Charging will control the direction of our business, and its concentrated ownership of our common stock will prevent you and other stockholders from influencing significant decisions.

Immediately following the completion of this offering, Blink Charging will own approximately 70% of our outstanding common stock (or approximately 68% if the underwriters exercise their option to purchase additional shares in full). As long as Blink Charging beneficially controls a majority of the voting power of our outstanding common stock with respect to a particular matter, it will generally be able to determine the outcome of all corporate actions requiring stockholder approval, including the election and removal of directors. Even if Blink Charging were to control less than a majority of the voting power of our outstanding common stock, it may be able to influence the outcome of such corporate actions so long as it owns a significant portion of our common stock. If Blink Charging does not complete the Distribution or otherwise dispose of its shares of our common stock, it could remain our controlling stockholder for an extended period of time or indefinitely.

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Blink Charging’s interests may not be the same as, or may conflict with, the interests of our other stockholders. Investors in this offering will not be able to affect the outcome of any stockholder vote while Blink Charging controls the majority of our outstanding common stock. As a result, Blink Charging will be able to control, directly or indirectly and subject to applicable law, all matters affecting us, including:

●	any determination with respect to our business direction and policies, including the appointment and removal of officers and directors;

●	any determinations with respect to mergers, business combinations or dispositions of assets;

●	our financing and dividend policy, and the payment of dividends on our common stock, if any;

●	compensation and benefit programs and other human resources policy decisions;

●	changes to any other agreements that may adversely affect us; and

●	determinations with respect to our tax returns.

Because Blink Charging’s interests may differ from ours or from those of our other stockholders, actions that Blink Charging takes with respect to us, as our controlling stockholder may not be favorable to us or our other stockholders. See “Certain Relationships and Related Party Transactions—Relationship with Blink Charging.”

If Blink Charging sells a controlling interest in our company to a third party in a private transaction, you may not realize any change of control premium on shares of our common stock and we may become subject to the control of a presently unknown third party.

Following the completion of this offering, Blink Charging will continue to own a significant equity interest in our company. Blink Charging will have the ability, should it choose to do so, to sell some or all of its shares of our common stock in a privately negotiated transaction, which, if sufficient in size, could result in a change of control of our company.

The ability of Blink Charging to privately sell its shares of our common stock, with no requirement for a concurrent offer to be made to acquire all of the shares of our common stock that will be publicly traded hereafter, could prevent you from realizing any change of control premium on your shares of our common stock that may otherwise accrue to Blink Charging on its private sale of our common stock. Additionally, if Blink Charging privately sells its significant equity interests in our company, we may become subject to the control of a presently unknown third party. Such third party may have interests that conflict with those of other stockholders.

After the Separation, some of our directors and officers may have actual or potential conflicts of interest because of their equity ownership in Blink Charging, and some of our directors may have actual or potential conflicts of interest because they also serve as directors or officers of Blink Charging.

Because of their current or former positions with Blink Charging, following the Separation, some of our directors and executive officers may own shares of Blink Charging common stock or have options to acquire shares of Blink Charging common stock, and the individual holdings may be significant for some of these individuals compared to their total assets. In addition, following the Separation, certain of our directors will also serve as officers or directors of Blink Charging. Although all transactions with related parties after this offering will be approved by a committee of non-Blink Charging-affiliated directors, this ownership or service may create the appearance of conflicts of interest when the Blink Charging-affiliated directors and officers are faced with decisions that could have different implications for Blink Charging or us. For example, potential conflicts of interest could arise in connection with the resolution of any dispute that may arise between Blink Charging and us regarding the terms of the transition services agreement or other agreements governing their relationship after the Separation.

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If Blink Charging completes the Distribution, and there is a determination that the Separation and the Distribution is taxable for U.S. federal income tax purposes, then Blink Charging and its stockholders could incur significant U.S. federal income tax liabilities, and we could incur significant liabilities.

If pursued, completion by Blink Charging of the Distribution would be conditioned on, among other things, the receipt of a tax opinion from counsel that the Distribution, together with certain related transactions, will qualify as a tax-free “reorganization” within the meaning of Section 368(a)(1)(D) of the Internal Revenue Code (the “Code”) and a tax-free distribution within the meaning of Section 355 of the Code. The opinion will rely on certain facts, assumptions, representations, and undertakings from Blink Charging and us regarding the past and future conduct of the companies’ respective businesses and other matters. If any of these facts, assumptions, representations, or undertakings are incorrect or not otherwise satisfied, Blink Charging and its stockholders may not be able to rely on the opinion of counsel and could be subject to significant tax liabilities. Notwithstanding the opinion of counsel, the Internal Revenue Service (“IRS”) could determine on audit that the Separation and the Distribution is taxable if it determines that any of these facts, assumptions, representations, or undertakings is not correct or has been violated or if it disagrees with the conclusions in the opinion, or for other reasons, including as a result of certain significant changes in the stock ownership of Blink Charging or us after the Distribution. If the Separation and the Distribution is determined to be taxable for U.S. federal income tax purposes, Blink Charging and/or its stockholders could incur significant U.S. federal income tax liabilities, and we could incur significant liabilities under applicable law.

We will be subject to numerous restrictions to preserve the tax-free nature of the Separation and Distribution, which may reduce our strategic and operating flexibility.

To preserve the tax-free treatment to Blink Charging and its stockholders of the Separation and the potential Distribution, we will generally be prohibited from taking certain actions including:

●	during the two-year period following the Distribution (or otherwise pursuant to a “plan” within the meaning of Section 355(e) of the Code), we may not cause or permit certain business combinations or transactions to occur;

●	during the two-year period following the Distribution, we may not discontinue the active conduct of our business (within the meaning of Section 355(b)(2) of the Code);

●	during the two-year period following the Distribution, we may not sell or otherwise issue our common stock, other than pursuant to issuances that satisfy certain regulatory safe harbors set forth in Treasury regulations related to stock issued to employees and retirement plans;

●	during the two-year period following the Distribution, we may not redeem or otherwise acquire any of our common stock, other than pursuant to certain open-market repurchases of less than 20% of our common stock (in the aggregate);

●	during the two-year period following the Distribution, we may not amend our certificate of incorporation (or other organizational documents) or take any other action, whether through a stockholder vote or otherwise, affecting the voting rights of our common stock; and

●	more generally, we may not take any action that could reasonably be expected to cause the Separation and the Distribution to fail to qualify as tax-free transactions under Section 368(a)(1)(D) and Section 355 of the Code.

If we wish to take any such restricted action, we are required to cooperate with Blink Charging to obtain an IRS ruling or obtain an unqualified tax opinion, in each case to the effect that the action will not affect the tax-free treatment to Blink Charging and its stockholders of the Separation and the Distribution. In the event such actions result in tax-related losses to Blink Charging, we generally will be required to indemnify Blink Charging for such tax-related losses. See “Certain Relationships and Related Party Transactions — Relationship with Blink Charging.” Due to these restrictions and indemnification obligations, we may be limited in our ability to pursue strategic transactions, equity or convertible debt financings, or other transactions that may otherwise be in our best interests. Also, our potential indemnity obligation to Blink Charging might discourage, delay, or prevent a change of control that our stockholders may consider favorable.

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We potentially could have received better terms from unaffiliated third parties than the terms we received in our agreements with Blink Charging.

The agreements we entered into with Blink Charging in connection with the Separation were negotiated while we were still part of Blink Charging’s business. See “Certain Relationships and Related Party Transactions—Relationship with Blink Charging.” Accordingly, during the period in which the terms of those agreements will have been negotiated, we did not have an independent board of directors or a management team independent of Blink Charging. The terms of the agreements negotiated in the context of the Separation relate to, among other things, the allocation of assets, intellectual property, liabilities, rights, and other obligations between Blink Charging and us, and arm’s-length negotiations between Blink Charging and an unaffiliated third party in another form of transaction, such as a buyer in a sale of a business, may have resulted in more favorable terms to the unaffiliated third party.

Blink Charging may fail to perform under the transition services agreement, or we may fail to have replacement systems and services in place when the transition services agreement expires.

We expect that Blink Charging will continue to provide us with services related to certain historically shared functions pursuant to the transition services agreement for a transitional period following the completion of this offering. These services, which will include certain information technology, supply chain, human resources, finance, regulatory, sales and marketing, research and development, real estate, legal operations, government affairs, distribution and tax services, will be provided for terms of varying duration following the completion of this offering. We will rely on Blink Charging to satisfy its obligations during the term of the transition services agreement. Failure by Blink Charging to perform these obligations, or any delay in or disruption to Blink Charging’s ability to perform these obligations, could increase our costs of procuring these services, result in system or service interruptions, divert our management’s focus, or otherwise adversely affect our business, results of operations or financial condition, potentially for an extended period of time. Further, pursuant to the transition services agreement, Blink Charging will agree to perform the services for us in a manner consistent with the past practice of our business. As a result, our operational flexibility to implement changes with respect to these services or the amounts we pay for them will be limited, and we may not be able to implement changes in a manner desirable to us. In addition, we have historically received informal support from Blink Charging, which may not be addressed in the transition services agreement. The level of this informal support will diminish or be eliminated following the completion of this offering.

The services that Blink Charging will provide to us pursuant to the transition services agreement are transitional in nature. We are in the process of creating our own, or engaging alternative third-party sources to provide, systems and services to replicate or replace many of the systems and services that Blink Charging currently provides to us. However, we may not be able to successfully replicate or replace these services or obtain the services at the same or better quality, at the same or lower costs, or otherwise on the same or more favorable terms and conditions from third parties. For example, implementing our own information technology framework will be a complex, time-consuming, and costly process, and could make us more vulnerable to cyberattacks, network disruptions, or other information security or cybersecurity incidents. Further, to the extent we decide to engage one or more third parties to provide these services to us in the future, we could encounter additional risks associated with reliance on third parties. See “— Risks Related to Our Operations — We rely on third parties in many aspects of our business, including to manufacture certain of our products, which exposes us to additional risks that could adversely affect our business, results of operations, or financial condition.” If we do not have our own systems and services, or comparable agreements with alternative third-party sources, in place when the transition services agreement expires, our business, results of operations, or financial condition could be adversely affected, including in the manner described in the preceding paragraph.

In connection with the Separation, Blink Charging will indemnify us for certain liabilities. However, we cannot assure you that the indemnity will be sufficient to protect us against the full amount of such liabilities or that Blink Charging’s ability to satisfy its indemnification obligation will not be impaired in the future.

Pursuant to agreements that we will enter into with Blink Charging in connection with the Separation, Blink Charging will agree to indemnify us for certain liabilities. However, third parties could also seek to hold us responsible for any of the liabilities that Blink Charging has agreed to retain, and we cannot assure you that the indemnity from Blink Charging will be sufficient to protect us against the full amount of such liabilities, or that Blink Charging will be able to fully satisfy its indemnification obligations. In addition, Blink Charging’s third-party insurance policies may not be available to us, for liabilities associated with occurrences of indemnified liabilities prior to the Separation, and in any event Blink Charging’s insurers may deny coverage to us for liabilities associated with certain occurrences of indemnified liabilities prior to the Separation. Moreover, even if we ultimately succeed in recovering from Blink Charging or its insurance providers any amounts for which we are held liable, we may be temporarily required to bear these losses. The occurrence of any of these events could adversely affect our business, results of operations, or financial condition.

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Risks Related to this Offering and Ownership of Our Common Stock

An active trading market for our common stock may not develop, and you may be unable to resell your shares at or above the initial public offering price.

No public market existed for our common stock prior to this offering. Even if our common stock is approved for listing on The Nasdaq Capital Market, an active trading market for our shares may never develop or be sustained following this offering. The initial public offering price of our common stock will be determined through negotiations between us and the underwriters. This initial public offering price may not be indicative of the market price of our common stock after the offering. In the absence of an active trading market for our common stock, investors may not be able to sell their common stock at or above the initial public offering price or at the time that they would like to sell.

Our stock price may be volatile, and the market price of our common stock after this offering may drop below the price you pay due to a variety of factors, many of which are beyond our control.

The market price of our common stock could be subject to significant fluctuations after this offering, and it may decline below the initial public offering price. Market prices for securities of early-stage companies have historically been particularly volatile. As a result of this volatility, you may not be able to sell your common stock at or above the initial public offering price. Some of the factors that may cause the market price of our common stock to fluctuate include:

●	fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;

●	fluctuations in our revenue due to decreases in EV users or usage of EVs;

●	changes in estimates of our financial results or recommendations by securities analysts;

●	failure of our car-sharing service to achieve or maintain market acceptance;

●	changes in market valuations of similar companies;

●	success of competitive service offerings or technologies;

●	changes in our capital structure, such as future issuances of securities or the incurrence of debt;

●	announcements by us or our competitors of significant services, contracts, acquisitions, or strategic alliances;

●	regulatory developments in the United States, foreign countries, or both;

●	litigation involving us;

●	additions or departures of key personnel;

●	investors’ general perception of us; and

●	other events or factors, including those resulting from macroeconomic conditions, geopolitical crises, outbreak of hostilities or acts of war such as the Russian invasion of Ukraine, the Israeli-Hamas and Hezbollah wars, and Houthi rebel ship attacks in the Red Sea, incidents of terrorism, global pandemics such as the Covid-19 pandemic, natural disasters, and similar events, as well as responses to these and similar events.

In addition, if the market for EV and technology sector stocks or the stock market in general experiences a loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, financial condition, or results of operations. If any of the foregoing occurs, it could cause our stock price to fall and may expose us to class action lawsuits that, even if unsuccessful, could be costly to defend and a distraction to management.

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Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.

The initial public offering price of our common stock is substantially higher than the net tangible book value per share of our outstanding common stock immediately after this offering. Therefore, if you purchase our common stock in this offering at an assumed initial offering price of $____ per share, which is the midpoint of the price range listed on the cover page of this prospectus, you will incur immediate dilution of $____ in net tangible book value per share from the price you paid. In addition, following this offering, purchasers in the offering will have contributed ___% of the total consideration paid by our stockholders to purchase shares of common stock.

In the future, your percentage ownership in our company may be further diluted if we issue additional shares of our common stock or convertible debt securities in connection with acquisitions, capital market transactions, or other corporate purposes, including equity awards that we may grant to our directors, officers and employees. In connection with this offering, we intend to file a registration statement on Form S-8 to register the shares of our common stock that we expect to reserve for issuance under our proposed equity incentive plan. It is anticipated that the compensation committee will grant additional equity awards to our employees and directors following the completion of this offering, from time to time, under our proposed equity incentive plan. We cannot predict with certainty the size of future issuances of shares of our common stock or the effect, if any, that future issuances and sales of shares of our common stock will have on the market price of shares of our common stock. Any such issuance could result in substantial dilution to our existing shareholders.

The Distribution or future sales by Blink Charging or others of our common stock, or the perception that the Distribution or such sales may occur, could depress our common stock price.

Immediately following the completion of this offering, Blink Charging will indirectly own approximately ___% of our outstanding common stock (or approximately ___% if the underwriters exercise their option to purchase additional shares in full). Subject to the restrictions described in the paragraph below, future sales of these shares in the public market will be subject to the volume and other restrictions of Rule 144 under the Securities Act of 1933 (the “Securities Act”), for so long as Blink Charging is deemed to be our affiliate, unless the shares to be sold are registered with the SEC. We have granted certain registration rights to Blink Charging. See “Shares Eligible for Future Sale.” We are unable to predict with certainty whether or when Blink Charging will sell a substantial number of shares of our common stock to the extent it retains shares following the Distribution or in the event the Distribution does not occur. The Distribution or sale by Blink Charging of a substantial number of shares after this offering, or a perception that the Distribution or such sales could occur, could significantly reduce the market price of our common stock.

We, our officers and directors and Blink Charging have agreed with the underwriters that, without the prior written consent of the representative of the underwriters, we and they will not, subject to certain exceptions, during the period ending 180 days after the date of this prospectus, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, or enter into any swap or other agreement that transfers to another, in whole or in part, any of the economic consequences of ownership of shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock or publicly disclose the intention to make any such offer, sale, pledge or disposition. The representative of the underwriters may, in its sole discretion and at any time without notice, release all or any portion of the shares of our common stock subject to the lock-up. The lock-up agreement with Blink Charging contains an exception that permits Blink Charging to effect the Distribution beginning 60 days after the date of this prospectus. See “Underwriting.”

After the completion of this offering, we do not expect to declare any dividends in the foreseeable future.

After the completion of this offering, we do not anticipate declaring any cash dividends to holders of our common stock in the foreseeable future. Consequently, investors may need to rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking cash dividends should not purchase our common stock.

We will be a “controlled company” within the meaning of Nasdaq’s listing standards and, as a result, will qualify for exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

Upon completion of this offering, Blink Charging will continue to control a majority of our outstanding shares of common stock. As a result, we will be a “controlled company” within the meaning of Nasdaq’s listing standards and we have elected not to comply with certain Nasdaq corporate governance requirements. Under these rules, a listed company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:

●	the requirement that a majority of the board of directors consist of independent directors;

●	the requirement that our compensation committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

●	the requirement that our nominating committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

So long as Blink Charging controls a majority of our outstanding shares of common stock, we may not have a majority of independent directors, or our compensation and nominating and corporate governance committees may not consist entirely of independent directors. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of Nasdaq. Upon completion of the Distribution, we will no longer qualify as a controlled company and will be required to fully implement Nasdaq corporate governance requirements within one year after the Distribution.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, and reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. We cannot predict if investors will find our common stock less attractive if we rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Information set forth in this prospectus may contain various “forward-looking statements.” All information relative to future markets for our product candidates and trends in, and anticipated levels of, revenue, and expenses, as well as other statements containing words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “target,” “should” and “will” and other similar expressions constitute forward-looking statements. These forward-looking statements are subject to business, economic, and other risks and uncertainties, both known and unknown, and actual results may differ materially from those contained in the forward-looking statements. Examples of risks and uncertainties that could cause actual results to differ materially from historical performance and any forward-looking statements include, but are not limited to, the risks described under the section titled “Risk Factors.”

Given these risks, uncertainties, and other factors, you should not place undue reliance on these forward-looking statements. Also, these forward-looking statements represent our estimates and assumptions only as of the date such forward-looking statements are made. You should read carefully this prospectus and any related free writing prospectuses that we have authorized for use in connection with this offering, completely and with the understanding that our actual future results may be materially different from what we expect. We hereby qualify all of our forward-looking statements by these cautionary statements. Except as required by U.S. federal securities law, we assume no obligation to update these forward-looking statements publicly or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

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USE OF PROCEEDS

We estimate that our net proceeds from the sale of _______ shares of our common stock in this offering will be approximately $_______, or $______ if the underwriters’ option to purchase additional shares is exercised in full, based on an assumed initial public offering price of $____ per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to apply the net proceeds of this offering as follows:

	Approximate Dollar Amount	Approximate Percentage of Net Proceeds

Expand our direct sales force(1)
Increase marketing of our EV-sharing services(2)
Enhance technology and development(3)
Finance potential acquisitions of car-sharing companies(4)
Repay a portion of revolving loan from Blink Charging(5)
Fund working capital and general corporate needs(6)
Total

(1) We intend to expand our direct sales force with the hiring of at least ten additional sales personnel per year. Our sales force supports both our real estate owner and public community arrangements and takes advantage of independent sales opportunities. We may consider locating direct sales representatives in other parts of the United States in connection with the geographical expansion of our business to new cities and regions, whether organically or through partnerships. See “Business—Our Sales and Marketing Strategy.”

(2) We intend to increase the marketing of our Mobility as an Amenity and Public Partnership car-sharing services following this offering to elevate awareness of our brand and generate demand for our EV-sharing programs. The use of the net proceeds for this purpose includes the costs associated with increased digital marketing efforts to reach a broader audience through social media, online advertising and search engine optimization, and a plan to launch targeted promotions and referral and loyalty programs to incentivize existing users to refer new customers. See “Business—Our Sales and Marketing Strategy.”

(3) We intend to use a portion of the net proceeds to hire additional software development personnel and incur costs associated with enhancements to our platform’s analytics and integration with payment systems, charging stations, and individual automakers’ EV software systems, to enhance the customer experience. See “Business—Our Proprietary Technology Platform.”

(4) We have allocated a portion of the net proceeds of this offering to fund some or all of the purchase price relating to possible acquisitions of complementary car-sharing companies and related technologies as a part of our growth strategies. We currently have no commitments or agreements with respect to any such acquisitions. See “Risk Factors – General Risk Factors – If we make any acquisitions, they may disrupt or have a negative impact on our business.”

(5) In ______ 2024, we entered into a revolving loan agreement with Blink Charging, our indirect sole stockholder, pursuant to which we may borrow from time to time, prior to ______, 202__ or the completion of this offering, up to $________ from Blink Charging to be used by us to fund our working capital needs, including technology development and other growth initiatives in connection with our electric car-sharing service and platform. Borrowings under the agreement are unsecured and bear interest at a market rate reflecting Blink Charging’s cost of borrowing such funds (currently approximately __%), with accrued interest added to the outstanding principal amount. The principal balance outstanding is due on _______, 202__, subject to mandatory prepayment of principal and interest, in whole or in part, from the net cash proceeds of any public or private, equity or debt financing made by us at any time before maturity. Blink Charging’s obligation to lend funds to us is subject to a number of conditions, including review by Blink Charging of the proposed use of such proceeds by us. As of September 30, 2024, the principal balance of the loan, together with accrued interest, totaled $_____. We intend to repay Blink Charging the sum of $______ from the net proceeds of this offering to reduce the outstanding balance under the revolving loan agreement. See “Management’s Discussion and Analysis of Financial Condition and Results of Operatives—Liquidity and Capital Resources.”

(6) Working capital and general corporate needs include amounts required to pay for ongoing technology development expenses, officers’ salaries, professional fees, ongoing public reporting costs, office-related expenses and other corporate expenses, including interest and overhead.

We believe that the net proceeds of this offering will be sufficient to meet our cash, operational and liquidity requirements for a minimum of 12 months after the date of this prospectus.

The foregoing represents our current intentions with respect to the allocation and use of the net proceeds of this offering. As the sole stockholder of our company, Blink Charging will have the discretion to determine the terms of, and whether to proceed with, this offering. A change in our present plans or the occurrence of unforeseen events or changed business conditions could result in application of the net proceeds of this offering in a manner other than as described in this prospectus.

Pending these uses, we intend to invest most of the net proceeds from this offering in short-term, investment-grade, interest-bearing securities.

DIVIDEND POLICY

We do not anticipate declaring or paying any cash dividends to holders of our common stock in the foreseeable future. We currently intend to retain future earnings, if any, to finance the growth of our business. Any future determination to pay dividends will be made at the discretion of our board of directors and will depend on various factors, including applicable laws, our results of operations, financial condition, future prospects, then applicable contractual restrictions, and any other factors deemed relevant by our board of directors. Investors should not purchase shares of our common stock with the expectation of receiving cash dividends.

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CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2024:

● on an actual basis without any adjustments to reflect subsequent or anticipated events;

● on a pro forma basis giving effect to the issuance of $22,500,000 of shares of our common stock (or ____ shares based on an assumed initial public offering price of $___ per share, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus) to be issued by us to the former stockholders of Envoy Technologies contemporaneously with the closing of this offering; and

● on pro forma, as adjusted basis giving effect to the issuance and sale of _____ shares of our common stock in this offering based on an assumed initial public offering price of $___ per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), after deducting underwriting discounts and commissions and estimated offering expenses payable by us and excluding the exercise of the underwriters’ over-allotment option, and the application of the net proceeds from this offering to repay Blink Charging, our indirect sole stockholder, the sum of $______ to reduce the outstanding balance under our revolving loan agreement with Blink Charging, as described in “Use of Proceeds.” In total, the foregoing transactions have the effect of reducing our total liabilities by approximately $______ and increasing our stockholders’ equity by approximately $____ as of September 30, 2024.

The following information is illustrative only of our cash and cash equivalents and capitalization following the completion of this offering and will change based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes appearing in this prospectus.

As of September 30, 2024
	Actual	Pro Forma	Pro Forma, As Adjusted
(unaudited)
Cash and cash equivalents
Debt, current portion
Long-term debt, net of current portion
Stockholders’ Equity:
Common stock, $0.001 par value, ______ shares authorized, ______ shares issued and outstanding, actual; ______ shares issued and outstanding, pro forma as adjusted
Additional paid-in capital
Accumulated deficit
Total stockholders’ equity
Total capitalization

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DILUTION

If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share and the pro forma, as adjusted net tangible book value per share of our common stock immediately after this offering. Net tangible book value per share is determined by dividing our total tangible assets less total liabilities by the number of outstanding shares of common stock.

As of September 30, 2024, we had a net tangible book value of $________ (unaudited) or $____ per share of common stock. Our pro forma net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of our common stock outstanding as of September 30, 2024, without giving effect to the Envoy Acquisition Stock Issuance described in the following paragraph.

Investors participating in this offering will incur immediate and substantial dilution. After giving effect (a) the issuance of $22,500,000 of shares of our common stock (or ____ shares based on an assumed initial public offering price of $___ per share, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus) to be issued by us to the former stockholders of Envoy Technologies contemporaneously with the closing of this offering, and (b) the issuance and sale of _____ shares of our common stock in this offering based on an assumed initial public offering price of $___ per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and the application of the net proceeds from this offering to repay Blink Charging the sum of $______ to reduce the outstanding balance under our revolving loan agreement with Blink Charging, as described in “Use of Proceeds,” our as adjusted net tangible book value as of September 30, 2024 would have been approximately $_______, or $____ per share of common stock. This represents an immediate increase in the pro forma net tangible book value of $____ per share to existing stockholders and an immediate decrease of $____ per share to investors purchasing shares of our common stock in this offering. The following table illustrates this per share dilution on a per share basis:

Amount

Assumed initial public offering price per share of common stock
Pro forma net tangible book value (deficit) before offering
Increase in pro forma net tangible book value attributable to new investors
Pro forma as adjusted net tangible book value after offering
Dilution in pro forma net tangible book value to new investors

If the underwriters exercise their over-allotment option in full to purchase an additional ______ shares of common stock from us in this offering to cover over-allotments, if any, the pro forma as adjusted net tangible book value per share after the offering would be $____ per share, the increase in the pro forma net tangible book value per share to existing stockholders would be $____ per share and the dilution per share to new investors purchasing common stock in this offering would be $____ per share.

The following table illustrates, as of September 30, 2024, the differences between the number of shares of common stock purchased from us, the total consideration paid, and the average price per share paid by existing stockholders and new investors purchasing shares of our common stock in this offering based on an assumed initial public offering price of $____ per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), and before deducting underwriting discounts and commissions and estimated offering expenses.

	Shares Purchased			Total Consideration			Average Price Per
	Number	Percent		Amount	Percent		Share
Existing stockholders			%			%
New investors			%			%
Total		100.0%			100.0%

The number of shares of common stock shown above to be outstanding after this offering is based on _______ shares of our common stock outstanding as of December 2, 2024, assuming the issuance of $22,500,000 of shares of our common stock (or ____ shares based on an assumed initial public offering price of $___ per share, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus) to be issued by us to the former stockholders of Envoy Technologies contemporaneously with the closing of this offering, and (b) the issuance and sale of _____ shares of our common stock in this offering based on an assumed initial public offering price of $___ per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), and excludes 3,000,000 shares of our common stock reserved for future issuance under our 2024 Incentive Compensation Plan.

In addition, if the underwriters exercise their over-allotment option to purchase additional shares in full, the number of shares held by new investors would increase to _______, or ___% of the total number of shares of our common stock outstanding after this offering.

To the extent that new stock options are issued under our 2024 Incentive Compensation Plan or we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering. In addition, we may choose to raise additional capital because of market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans. If we raise additional capital through the sale of equity or convertible debt securities, the issuance of those securities could result in further dilution to our stockholders.

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SEPARATION AND DISTRIBUTION TRANSACTIONS

Our Planned Separation from Blink Charging

Since April 2023, we have been an indirect wholly owned subsidiary of Blink Charging. Blink Charging owns all the outstanding shares of common stock of Mobility, which in turn owns all our outstanding shares of common stock.

Before the closing of this offering, we will enter into a transition services agreement with Blink Charging under which Blink Charging will provide us with experienced personnel and related resources in connection with administrative, management, and technical services, as may be necessary or desirable, or as we may reasonably request or require, in connection with the business and operations of our company as a stand-alone public entity, for up to 12 months following the closing date of this offering.

Additionally, before the closing of this offering, we will enter into an exclusivity agreement to procure essential requirements for charging stations, encompassing hardware, network services, operational infrastructure and comprehensive support, exclusively from Blink Charging. The term of this agreement will extend for five years after the closing date of this offering.

The Planned Distribution

Blink Charging has informed us that, following the completion of this offering, it may make a tax-free distribution to its stockholders of a portion of its remaining common stock ownership in our company, which may include one or more distributions effected as a dividend to all Blink Charging stockholders, one or more distributions in exchange for Blink Charging shares or other securities, or any combination thereof. Blink Charging has agreed not to effect the Distribution for a period of 60 days after the date of this prospectus without the prior written consent of the representative of the several underwriters of this offering. See “Underwriting.”

Blink Charging has no obligation to pursue or consummate any disposition of its common stock ownership in our company, including through the Distribution, by any specified date or at all. If pursued, the Distribution may be subject to various conditions, including receipt of any necessary regulatory or other approvals, the existence of satisfactory market conditions and the receipt of a private letter ruling from the Internal Revenue Service, and favorable opinions of Blink Charging’s tax advisors or counsel to the effect that the Distribution will qualify as a transaction that is tax-free to Blink Charging and its stockholders for U.S. federal income tax purposes. The conditions to the Distribution may not be satisfied, Blink Charging may decide not to consummate the Distribution even if the conditions are satisfied or Blink Charging may decide to waive one or more of these conditions and consummate the Distribution even if all the conditions are not satisfied.

After the Distribution, if pursued, we will no longer qualify as a “controlled company” as defined under Nasdaq’s corporate governance rules and, to the extent we do not comply with such rules already, we will be required to fully implement the corporate governance requirements of Nasdaq within the transition periods specified in the Nasdaq rules.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and related notes appearing elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategies for our business and this offering, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the “Risk Factors” section of this prospectus, our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Business Overview

We are a fast-growing EV-sharing operator and developer of electric fleet technologies based in Los Angeles. We provide electric car-sharing as a premium amenity for private properties like apartment buildings, hotels, and workplaces. We also collaborate with cities, municipalities, and non-profit organizations that fund programs to provide electric car-sharing services to broader public communities. We power our EV-sharing apps in all our operations through our advanced mobility platform.

Our Revenue Model

We believe our car-sharing services present a sustainable, cost saving alternative to car ownership and traditional car rentals while maintaining the autonomy of driving on demand. Our value proposition extends to our users, property owners, and the communities in which we operate, offering significant advantages to attract and retain tenants, and reduce parking demands, thereby easing car traffic congestion and lowering emissions. Our revenue was $_____ for the nine months ended September 30, 2024 and $3,231,225 for the pro forma (Predecessor and Successor periods) year ended December 31, 2023 and $3,236,327 for the year ended December 31, 2022.

In our Envoy Amenity operations, we generate revenue through an initial amenity start-up fee and a recurring monthly service fee paid by the private mobility partner. The start-up fee covers our cost of retrofitting the vehicle with our hardware and delivering it to the site. The service fee covers our monthly amortized costs for the vehicle, including insurance, car cleaning, and maintenance. The property owner also provides parking and electricity to charge the vehicles. These service arrangements with property owners yield positive gross margins for us. We lease vehicles only after we have contracted with the property owner and generally do not hold vehicles in inventory, resulting in a capital-light business model. Residents, tenants, and guests book the vehicles on an hourly basis and pay a fee at an hourly, daily or weekly rate, which we typically share with the property owners.

For our Envoy City public electric car-sharing programs, our public partners provide us with subsidies and grants to cover the direct costs of our EV-sharing services (other than actual usage fees paid by drivers, in most cases), in substantially the same way as property owners support our Envoy Amenity operations.

Matters that May or Are Currently Affecting Our Business

The primary challenges and trends that could affect or are affecting our financial results include:

● Our ability to identify, contract with, deploy EVs and operate a large number of private mobility partner sites and mobility hub locations, and attract new drivers to them;

● Our ability to enhance revenue at each EV-sharing location on an ongoing basis through additional driver volume and through strategic partnerships and revenue-sharing arrangements;

● Our ability to obtain additional financing for the projected costs associated with the acquisition, management and development of new EV-sharing projects, and the personnel involved, if and when needed;

● Our ability to attract competent, skilled technical, sales and marketing, and customer support personnel for our operations at acceptable compensation levels to manage our overhead; and

● Our ability to control our operating expenses as we expand our footprint in other parts of the United States.

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Components of Income and Expense

Revenues

We recognize revenue in accordance with two different accounting standards: (1) ASC Topic 606, Revenue from Contracts with Customers (which addresses revenue from contracts with customers) and (2) ASC Topic 842, Leases (which addresses revenue from leases). As discussed further in this section, the majority of our revenue is accounted for under ASC Topic 842. The discussion below addresses our primary revenue types, based on the accounting standard used, in order to determine the accounting. See “Critical Accounting Estimates and Policies – Revenue Recognition.”

Cost of Revenue

Cost of revenue primarily consists of operating lease expenses for vehicles utilized to support vehicles used by our customers, as well as the depreciation of vehicles that were obtained and capitalized under leases.

Cost of revenue also includes uncapitalizable repairs and maintenance performed on the fleet of vehicles as necessary from time to time. In addition, cost of revenue also includes insurance, relocation expenses, electric charging expenses, vehicle registration fees and various other miscellaneous expenses in support of keeping our fleet of vehicles clean and in good operable condition for utilization by our customer base.

Operating Expenses

Operating expenses include the costs of the marketing and support staff, other marketing expenses, management and administrative personnel costs, payroll taxes, bonuses and employee benefits. Operating expenses also include facility costs, depreciation and amortization, professional services, legal and accounting fees and administrative operating costs. We expense operating costs when incurred.

Critical Accounting Estimates

The preparation of financial statements and related disclosures are in conformity with U.S. GAAP. These accounting principles require us to make estimates and judgments that can affect the reported amounts of assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenue and expense during the periods presented. We believe that the estimates and judgments upon which we rely are reasonable based upon information available to us at the time that we make these estimates and judgments. To the extent that there are material differences between these estimates and actual results, our financial results will be affected. The accounting policies that reflect our more significant estimates and judgments and which we believe are the most critical to aid in fully understanding and evaluating our reported financial results are described below. We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. Management has identified certain critical accounting estimates which are outlined below. In addition, there are other items within our financial statements that require estimation but are not deemed critical, as defined above. Changes in estimates used in these and other items could have a material impact on our financial statements.

Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. We assess the recoverability of its long-lived assets by monitoring current selling prices of car charging units in the open market, the adoption rate of various auto manufacturers in the EV market and projected car charging utilization at various public car charging stations throughout its network in determining fair value. An impairment loss would be recognized when estimated future cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. Fair value is determined using various valuation techniques including discounted cash flow models, quoted market values, and third-party independent appraisals, as necessary.

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Leases

We determine if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets and operating lease liabilities in our balance sheets. Finance lease right of use assets are included in finance lease ROU assets and finance lease liabilities are presented separately on the balance sheets. ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide an implicit rate, we use our incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. Our lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term. We provide charging services at designated locations on the hosts’ property at which the charging station is situated. In consideration thereof, the host shares in the monthly revenue generated by the charging station on a percentage basis. As the charging station monthly revenue generated is variable, the host’s monthly revenue derived therefrom is similarly variable. In accordance with ASC 842, the hosts’ portion of revenue is variable and not predicated on an index or rate, as defined, and these payments are not within the scope ASC 842.

Goodwill and Intangible Assets

Goodwill is the excess of consideration paid for an acquired entity over the fair value of the amounts assigned to net assets acquired, including other identifiable intangible assets, and liabilities assumed in a business combination. To determine the amount of goodwill resulting from a business combination, we perform an assessment to determine the acquisition date fair value of the acquired company’s tangible and identifiable intangible assets and liabilities assumed. Goodwill is required to be evaluated for impairment on an annual basis or whenever events or changes in circumstances indicate the asset may be impaired. An entity has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. These qualitative factors include macroeconomic and industry conditions, cost factors, overall financial performance and other relevant entity-specific events. If the entity determines that this threshold is met, then we may apply a one-step quantitative test and record the amount of goodwill impairment as the excess of a reporting unit’s carrying amount over its fair value, not to exceed the total amount of goodwill allocated to the reporting unit. We determine fair value through multiple valuation techniques and weigh the results accordingly. We are required to make certain subjective and complex judgments in assessing whether an event of impairment of goodwill has occurred, including assumptions and estimates used to determine the fair value of our reporting units. We have elected to perform our annual goodwill impairment review on November 1 of each year utilizing a qualitative assessment to determine if it was more likely than not that the fair value of each of our reporting units was less than their respective carrying values. During the period from April 18, 2023 through December 31, 2023, we recognized a goodwill impairment charge of $2,778,929 in our statements of operations.

Identifiable intangible assets primarily include trade name, customer relationships, internally developed technology, and non-compete agreements. Amortizable intangible assets are amortized on a straight-line basis over their estimated useful lives and reviewed for impairment whenever events or changes in circumstances indicate that the assets may be impaired. If an indicator of impairment exists, we will compare the estimated future cash flows of the asset, on an undiscounted basis, to the carrying value of the asset. If the undiscounted cash flows exceed the carrying value, no impairment is indicated. If the undiscounted cash flows do not exceed the carrying value, then impairment, if any, is measured as the difference between fair value and carrying value, with fair value typically based on a discounted cash flow model.

As a result of the November 1, 2023 impairment analysis, it was determined that our goodwill qualifies as “at risk” for additional impairment. We quantitatively define “at risk” as a percentage of the excess of the reporting unit’s fair value over its carrying amount that is less than 10%. An “at risk” reporting unit qualitatively represents a reporting unit with a higher degree of uncertainty of the reporting unit’s ability to meet its forecasted cash flows based upon revenue growth rate and operating margin assumptions relied upon in the estimation of its fair value. As of December 31, 2023, our carrying value exceeded our fair value by approximately 3%. Our goodwill as of December 31, 2023 was $27,339,071.

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Results of Operations

The following table represents our loss from operations for the periods indicated:

	Successor	Predecessor	Pro forma (1)
	Period from April 18, 2023 through	Period from January 1, 2023 through	Year Ended	Year Ended	Difference	Difference
	December 31, 2023	April 17, 2023	December 31, 2023	December 31, 2022	$	%

Revenues	$2,284,293	$946,932	$3,231,225	$3,236,327	$(5,102)	-0.2%

Cost of revenues	2,214,838	851,251	3,066,089	2,355,180	710,909	30%

Gross Profit	69,455	95,681	165,136	881,147	(716,011)	-81%

Operating Expenses:
General and administrative	2,506,100	1,648,788	4,154,888	3,430,097	724,791	21%
Research and development	1,112,011	504,273	1,616,284	1,300,315	315,969	24%
Sales and marketing	305,056	84,170	389,226	567,055	(177,829)	-31%
Goodwill impairment	2,778,929	-	2,778,929	-	2,778,929	N/A

Total Operating Expenses	6,702,096	2,237,231	8,939,327	5,297,467	3,641,860	69%

Loss From Operations	(6,632,641)	(2,141,550)	(8,774,191)	(4,416,320)	4,357,871	-99%

Other Income:
Interest expense	(2,055)	(78,373)	(80,428)	(199,825)	119,397	-60%
Other income (expense)	462,383	453	462,836	47,219	415,617	880%

Total Other Income (Expense)	460,328	(77,920)	382,408	(152,606)	535,014	-351%

Net Loss	$(6,172,313)	$(2,219,470)	$(8,391,783)	$(4,568,926)	$3,822,857	-84%

(1)	On April 18, 2023, Blink Charging acquired all of our outstanding shares of capital stock from the former Envoy Technologies stockholders pursuant to an Agreement and Plan of Merger, dated as of April 18, 2023, among Blink Charging, its acquisition subsidiary Blink Mobility LLC (now known as Envoy Mobility, Inc. (“Mobility”)), and our company (the “Envoy Technologies Merger Agreement”), which resulted in our company becoming a wholly-owned subsidiary of Mobility and an indirect wholly owned subsidiary of Blink Charging (the “Envoy Technologies Acquisition”). As a result of the Envoy Technologies Acquisition, a new basis of accounting was created on April 18, 2023. In our financial statements, our results of operations for the periods ended on or prior to April 17, 2023 are referred to in this prospectus as “Predecessor” financial information, and our results of operations beginning on April 18, 2023 and our financial position as of balance sheet dates subsequent to April 17, 2023 are referred to in this prospectus as “Successor” financial information. The pro forma year ended December 31, 2023 results represent our results of operations combining Predecessor and Successor information.

Pro Forma Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Revenues

Total revenues for the pro forma year ended December 31, 2023 was $3,231,225 compared to $3,236,327 for the year ended December 31, 2022, a decrease of $5,102, or 0.20%. The decrease in revenues was primarily due to the reduction in grant proceeds partially offset by increases in revenues charged to the property owner as a result of an increase in locations.

Cost of Revenues

Cost of revenues for the pro forma year ended December 31, 2023 was $3,066,089 compared to $2,355,180 for the year ended December 31, 2022, an increase of $710,909, or 30%. The increase in cost of revenues was primarily due to an increase in leasing expense related to the increase in vehicle fleet to support the location growth.

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Operating Expenses

General and administrative expenses increased by $724,791, or 21%, from $3,430,097 for the year ended December 31, 2022 to $4,154,888, for the pro forma year ended December 31, 2023. The increase was primarily attributable to increases in compensation and rent expense, partially offset by a decrease in accounting and legal expenses. Also contributing to the increase in general and administrative expense was the amortization of intangible assets during the pro forma year ended December 31, 2023, for which there was none for the year ended December 31, 2022.

Research and development expenses increased by $315,969, or 24%, from $1,300,315 for the year ended December 31, 2022 to $1,616,284, for the pro forma year ended December 31, 2023. The increase was primarily attributable to the scaling of development efforts and backend architecture and support and maintenance of our platform. In July 2022, we began increasing our development budget, but the most significant costs occurred in 2023 as we expanded our developer hours to accelerate progress towards the app’s launch in August 2023. These increased efforts included additional engineering resources and related expenses to ensure a successful launch. Post-launch, app development costs have begun to decline, and we expect a 50% reduction in these costs for 2024 compared to 2023.

Sales and marketing expenses decreased by $177,829, or 31%, from $567,055 for the year ended December 31, 2022 to $389,226, for the pro forma year ended December 31, 2023. The increase was primarily attributed to a reduction in headcount within the sales and marketing team during this period. This strategic shift reflected our decision to reallocate resources toward technology investments and improving the efficiency of our current fleet. These initiatives were aimed at maximizing revenue per vehicle deployed. By focusing on technology-driven solutions and operational efficiencies, we positioned ourselves to achieve greater revenue growth with fewer marketing-related expenditures.

During the pro forma year ended December 31, 2023, we observed certain triggering events during the third quarter of 2023 relating to goodwill. As a result, we conducted a quantitative impairment analysis of our goodwill and intangible assets and determined that the fair value of this reporting unit was less than the carrying amount and recorded an impairment charge of $2,778,929 related to goodwill during the Successor period.

Other Income (Expense)

Other income (expense) increased by $535,014 from ($152,606) for the year ended December 31, 2022 to $382,408 for the year ended December 31, 2023. The increase in other income (expense) was primarily attributable to a decrease in interest expense of $119,397 and increase in other income of $415,617 primarily related to the related to employee retention credits received.

Net Loss

Our net loss for the pro forma year ended December 31, 2023 increased by $3,822,857, or 84%, to $8,391,783 as compared to $4,568,926 for the year ended December 31, 2022. The increase was primarily attributable to an increase in general and administrative expenses, and research and development expenses, as well as the impairment of goodwill.

Liquidity and Capital Resources

We have to date financed our ongoing operations and technology development efforts through direct equity investments, loans from Blink Charging, our indirect sole stockholder and revenue generated from our platform.

We believe our experienced employees and management team are our most valuable resources. Attracting, training, and retaining key personnel have been and will remain critical to our success. To achieve our human capital goals, we intend to remain focused on providing our personnel with entrepreneurial opportunities to increase client contact within their areas of expertise and to expand our business within our service offerings.

We will have broad discretion over the use of the net proceeds in this offering. As of the date of this prospectus, we cannot specify all of the particular uses for the net proceeds from this offering. We currently intend to use the net proceeds to us from this offering to (i) expand our direct sales force, (ii) increase marketing of our Mobility as an Amenity and Public Partnership car-sharing services, (iii) enhance our technology and development, (iv) finance potential acquisitions of other car-sharing companies and related technologies, (v) repay a portion of the outstanding balance under our revolving loan agreement with Blink Charging, and (vi) fund our general corporate needs including working capital, operating expenses, and capital expenditures.

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Cash Flows

For the period January 1, 2023 to April 17, 2023, net cash provided by operating activities amounted to $3,322 primarily attributable to net loss of $2,219,470, increases in accounts receivable of $52,762, prepaid expenses of $161,661 and accounts payable of $2,127,666. Additionally during this period, net cash used in operating activities included non-cash charges from depreciation and amortization of $20,029. For the period April 18, 2023 to December 31, 2023, net cash used in operating activities amounted to $3,049,558 primarily attributable to net loss of $6,172,313, decreases in accounts payable and accrued liabilities of $435,697 and payments of operating lease of $410,823, partially offset by decrease in accounts receivable of $42,153. Further, net cash used in operating activities included non-cash charges from depreciation and amortization of $381,546 and impairment of goodwill of $2,778,929.

For the year ended December 31, 2022, net cash used in operating activities amounted to $1,956,116 primarily attributable to net loss of $4,568,926, partially offset by decrease in accounts receivable of $87,758, increases in prepaid expenses of $126,838, increases of $1,321,667 in accounts payable and accrued liabilities and payments of operating lease of $99,165.

For the period April 18, 2023 to December 31, 2023, net cash used in investing activities was $942, which was from the purchase of property and equipment. During the year ended December 31, 2022, net cash used in investing activities was $38,317 from the purchase of property and equipment.

For the period January 1, 2023 to April 17, 2023, net cash used in financing activities was $14,705, of which $348,848 was attributable to the net proceeds from the issuance of convertible and promissory notes offset by $20,318 was used to pay down notes payable and $318,545 was used to pay down our finance lease liability. For the period April 18, 2023 to December 31, 2023, net cash provided by financing activities was $3,259,140, of which $3,726,421 was attributable to the net proceeds from net parent investment offset by $467,281 was used to pay down our finance lease liability. For the year ended December 31, 2022, net cash provided by financing activities was $1,799,201, of which $2,725,000 was attributable to the net proceeds from the issuance of convertible notes offset by $130,008 was used to pay down notes payable and $947,203 was used to pay down our finance lease liability.

On ______, 2024, we entered into a revolving loan agreement with Blink Charging pursuant to which we may borrow from time to time, prior to _______, 202__ or the completion of this offering, up to $________ from Blink Charging to be used by us to fund our working capital needs, including technology development and other growth initiatives in connection with our electric car-sharing service and platform. Borrowings under the agreement are unsecured and bear interest at a market rate reflecting Blink Charging’s cost of borrowing such funds (currently approximately __%), with accrued interest added to the outstanding principal amount. The principal balance outstanding is due on _________, 202___, subject to mandatory prepayment of principal and interest, in whole or in part, from the net cash proceeds of any public or private, equity or debt financing made by us at any time before maturity. Blink Charging’s obligation to lend funds to us is subject to a number of conditions, including review by Blink Charging of the proposed use of such proceeds by us. As of September 30, 2024, the principal balance of the loan, together with accrued interest, totaled $_____. We intend to repay Blink Charging the sum of $______ from the net proceeds of this offering to reduce the outstanding balance under the revolving loan agreement. As of the closing of this offering, this amount will be our only outstanding indebtedness.

In April 2023, pursuant to the terms of the Envoy Technologies Merger Agreement, Mobility delivered to the former Envoy Technologies stockholders a promissory note in the principal amount of $5,000,000 due on the earlier of April 18, 2024 or the closing date of a qualified IPO and a promissory note in the principal amount of $2,000,000 due on the earlier of October 18, 2024 or the closing date of a qualified IPO. The notes bear interest at an annual rate equal to 6%. In April 2024, Mobility repaid the full principal and accrued interest owing under both of these promissory notes.

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Additionally, under the terms of the Envoy Technologies Merger Agreement, Mobility agreed that in the event an initial public offering occurred on or before August 18, 2024, to issue $18,500,000 of shares of its common stock or of its successor’s common stock to the former Envoy Technologies stockholders. The dollar amount value of shares of common stock would increase to $21,000,000 or $22,500,000 worth of shares if the offering occurs after August 18, 2024 through December 18, 2024 or after December 18, 2024 through April 18, 2025, respectively. We are the issuer in this offering as the successor of the EV-sharing business and assets of Mobility. The payment of shares of our common stock will be at the same price as the initial public offering price per share of the common stock in this offering and will be issued contemporaneously with the closing of this offering. As of the closing of this offering, there will be no further payment commitments under the Envoy Technologies Merger Agreement.

We believe that the net proceeds of this offering will be sufficient to meet our cash, operational and liquidity requirements for a minimum of 12 months after the date of this prospectus.

Contractual Obligations and Other Commitments

We have operating and finance lease obligations over the next five years of approximately $2,518,225. These lease obligations are primarily related to corporate office space, vehicles and parking spaces related to our ride-sharing services.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks principally from fluctuations in interest rates which could impact the leasing of vehicles in our business. We seek to minimize this risk, however there can be no assurance that future changes in interest rates will not have an adverse impact on our operating results and financial condition.

Seasonality

We generally experience some effects of seasonality due to increases in travel during the summer months and lighter bookings over the winter holidays (with the exception of our Envoy Hawaii operations). Accordingly, the number of EV reservations and associated revenue have generally increased or decreased at a higher or lower rate during those periods. Our revenue fluctuates due to inclement weather conditions, such as snow or rainstorms. In the future this seasonality may cause fluctuations in our financial results. In addition, other seasonality trends may develop and the existing seasonality and user behavior that we experience may change.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that are reasonably likely to have a current or future effect on our financial condition, revenue, results of operations, liquidity or capital expenditures.

Recent Accounting Pronouncements

A description of recently issued accounting pronouncements that may potentially impact our financial position and results of operations is disclosed in Note 2 to Notes to the Financial Statements appearing at the end of this prospectus.

The JOBS Act

The JOBS Act permits an emerging growth company such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies until those standards would otherwise apply to private companies. We have elected to avail ourselves of the extended transition period for complying with new or revised financial accounting standards.

We will remain an emerging growth company until the earliest of (i) the last day of our first fiscal year in which we have total annual gross revenues of $1.235 billion or more; (ii) the date on which we are deemed to be a “large accelerated filer” under the SEC’s rules with at least $700.0 million of outstanding equity securities held by non-affiliates; (iii) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the previous three years; or (iv) the last day of our fiscal year following the fifth anniversary of the date of the completion of this offering.

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Locations of our EV-sharing deployments and operations.

BUSINESS

Our Mission

We are dedicated to creating sustainable, smart communities and cities through our shared mobility services and proprietary technologies, making electric car-sharing affordable, convenient and reliable.

Our purpose is driven by a deep commitment to reducing carbon emissions and contributing to a healthier planet by offering alternate environmentally conscious mobility solutions. The average privately owned gas car remains idle for approximately 95% of the time, according to an August 2018 Senseable City Lab publication – hijacking valuable space and resources, in addition to depreciating and incurring high maintenance and insurance costs. Cities are not exempt from the adverse impacts – the modern urban landscape is littered with gas stations, lube shops, and often too many parking spaces. We aim to redirect these inefficiencies toward better and greener purposes. We believe today’s consumers embrace the convenience and immediacy of the on-demand and sharing economy and are receptive to improved, greener mobility solutions at competitive prices. Our innovative EV-sharing platform empowers property owners and communities to do just that. Remarkably, our internal survey data over the past year shows that 65% of our drivers operated an EV for the first time through our car-sharing service and, based on a 2023 survey conducted by Full Spectrum Insights, a market research firm engaged by us, more than 50% of urban respondents would be likely or very likely to consider reducing their number of personal vehicles and using a car-sharing service. We see an opportunity to enhance the lives of our riders and living spaces with a better and cheaper alternative to privately owned internal combustion engine vehicles. Our comprehensive EV-sharing platform empowers communities to impact our planet positively, one journey and customer at a time.

Our EV-Sharing Services and Mobility Platform

We are a fast-growing EV-sharing operator and developer of electric fleet technologies based in Los Angeles. We provide electric car-sharing as a premium amenity for private properties like apartment buildings, hotels, and workplaces. We also collaborate with cities, municipalities, and non-profit organizations that fund programs to provide electric car-sharing services to broader public communities. We power our EV-sharing apps in all our operations through our advanced mobility platform.

Envoy – Mobility as an Amenity®

In our Envoy Amenity operations, we enter into long-term strategic agreements with national and local property owners and real estate developers (“private mobility partners”) to offer exclusive access to private EV-sharing services to their residents, tenants, and guests available only to those connected to the property as a premium amenity. We tailor the vehicle selection to fit the unique needs of each community, offering a diverse range of both economy and luxury EVs. Our EVs are conveniently parked onsite with dedicated chargers and are exclusively available to residents and guests. Drivers can easily reserve and access EVs through our intuitive mobile app, available on both iOS and Android, all powered by Envoy’s advanced technology for a seamless experience.

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Our Envoy Amenity service eliminates the hassles and the irritating and expensive inconveniences of car ownership. We handle everything from car registration to cleaning and maintenance, while offering comprehensive auto and liability insurance, plus a dedicated 24/7 support team. This makes sustainable mobility not only more affordable but also far more convenient for residents.

We leverage revenue-sharing models to create novel income opportunities for our private mobility partners while fostering customer loyalty and boosting brand recognition This approach is reshaping how commercial real estate developers and property owners assess and optimize their properties and parking facilities. Moreover, our platform provides private mobility partners with granular real-time usage statistics and analytics, empowering them to evaluate and optimize the performance of their investments. Partnering with Envoy Amenity also helps property owners qualify for financial incentives and achieve sustainability goals. For example, including EV-sharing and charging services in property development plans provides development incentives and parking reduction opportunities and contributes to LEED (leadership in energy and environmental design) green building certification by the U.S. Green Building Council, aligning with ESG goals. We believe Envoy’s amenity is a cost-effective revenue-sharing model, delivering an environmentally impactful and useful service with minimal financial and administrative burdens.

As of December 2, 2024, Envoy Amenity’s customer base consisted of private mobility partners at more than 100 locations including some of the nation’s largest developers and owners of residential multi-family apartment buildings, hotels, and workplaces, such as the property management groups of Douglas Elliman Inc., Greystar Global Enterprise, LLC, The Irvine Company LLC, LeFrak Organization Inc., and The Related Companies L.P. We operate in more than 50 U.S. cities across 23 states, including Los Angeles, San Francisco, Miami, New York, and Chicago, focusing on large, densely populated metropolitan areas with high parking costs and an elevated cost of living. Our standard strategic agreements with private mobility partners have a 36-month term, with an average remaining contract duration of approximately 21 months.

In October 2024, we partnered with several property management companies to expand exclusive access to our EV fleets for residents of luxury apartment complexes. In California, we partnered with The Holland Group, The Irvine Company LLC, and Brookfield Properties to install a fleet of Lucid Motors EVs at three properties located in Santa Clara and Los Angeles. Residents can now book Lucid Air electric vehicles through our mobility platform and have access to dedicated ground-level onsite charging stations. In addition, we partnered with UNLMTD Real Estate Group, LLC to introduce an onsite fleet of electric Fiat 500e vehicles at FIAT House, a residential property in Fort Lee, New Jersey. Exclusive access to these vehicles through our mobile app grants residents the flexibility to book zero-emission transportation by the hour or for days at a time. Through these strategic private partnerships, we provide sustainable transportation options to residents via turnkey access to a variety of EVs.

Envoy - City Public Partnerships

Envoy City is our dedicated public partnership initiative, where we collaborate with city municipalities, political subdivisions, government agencies, public utility companies, non-profits, and other transportation providers (“public partners”) to offer sustainable EV-sharing services Through these collaborations, we aim to serve broader underserved communities, such as low-income, disadvantaged communities, effectively making the need for a privately-owned car obsolete. Offering affordable, eco-friendly EV-sharing – whether for round trips or one-way journeys – provides a new public transportation option that reduces the number of gas-powered vehicles on the road, in addition to freeing up more parking spaces. This helps ease the strain on in-city traffic and lower pollution, while promoting greener and more sustainable living spaces. More than 14,000 drivers in select U.S. cities currently use our public car-sharing services.

Our Envoy City public partners seek innovative solutions to allocate resources effectively, enhance community mobility, and drive EV adoption initiatives. We believe our experience, expertise, and track record of facilitating effective public EV-sharing services will further increase our ability to penetrate urban areas. We have a strong history of collaborating with community leaders bringing our services to underserved areas. In addition, we believe our platform offers a distinct advantage in terms of upfront infrastructure investment and operational management compared to other public transit services. Our comprehensive approach encompasses advanced technology and operational support. We believe our solution simplifies the process for our public partnerships, streamlining their efforts to provide efficient and accessible transportation solutions to their communities.

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Our nationwide partnerships with government entities have resulted in deploying hundreds of electric vehicles and charging stations through various grant funding programs. Most of our grant funding is obtained as part of a six to 12-month request for proposal process conducted by city and state governmental agencies and non-profits which solicit applications and competitively select projects based on specific evaluation criteria and program priorities. Examples include our collaborations with the City of Los Angeles, Los Angeles Metro, and the California Air Resources Board – as well as housing authorities such as the Housing Authority of the City of Los Angeles and the Sacramento Housing and Redevelopment Agency. We have also launched innovative rebate programs with utility companies, including the Anaheim Public Utilities, the Los Angeles Department of Water and Power, and Austin Energy, incentivizing private property owners to install EV charging infrastructure.

In March 2023, we were awarded $8.5 million, combined, to develop electric car-sharing programs in New Jersey, to be funded by the State of New Jersey’s Region Greenhouse Gas Initiative. With this funding, we plan to launch a statewide publicly accessible electric car-sharing program featuring car-sharing services at subsidized rates in overburdened communities. We also anticipate deploying roughly 16 EVs for a car-sharing pilot serving affordable housing units in Jersey City, covering six buildings. Both projects are currently in the planning phase. We expect the projects to be launched and funded in early 2025, which will further expand our nationwide reach.

Since 2017, Envoy City has received approximately $13 million in grant funding from various state and local government programs. Envoy City has and will continue to leverage state and local government grants and subsidies for proposed expansion.

Electric Car-Sharing and EV Fleet Technology Platform

Our proprietary technology platform, developed and refined through extensive experience over eight years of operations, is purpose-built using a scalable, modern technology stack to deliver a complete, secure end-to-end driver experience for the shared mobility space. The platform provides a mobile-centric driver experience on the Android and iOS platforms for sign-up, vehicle reservations, keyless vehicle access (lock and unlock), and payment systems. Leveraging our insights from over a decade of combined experiences, our dynamic platform accommodates both round-trip and one-way EV-sharing, offering drivers the flexibility to reserve an electric vehicle instantly or for future use, and allowing them to drive to their destination without returning to their original pick-up location. Currently, there are a total of approximately 350 EVs registered on the platform.

In addition to driver experience, the platform provides real-time analytics and integration with payment systems, charging stations, and individual automakers’ EV software systems to round out all the features available to meet the demands of modern consumers seeking user-friendly experiences. We have simplified the process to provide users with an easier platform to find and reserve a vehicle, resulting in a hassle-free experience that promotes customer satisfaction and loyalty.

Our platform incorporates an advanced fleet management system, which is central to our business. It is designed to optimize operations while maintaining service standards, leveraging telematics for real-time vehicle diagnostic monitoring. In addition to our technical advantages, we prioritize security and trust. Robust user verification and end-to-end encryption safeguard user personal data, ensuring that operations are coupled with a commitment to user protection. Our platform integrates seamlessly with the Blink Charging network, offering a unified solution for managing EV charging infrastructure, electric fleets, and drivers. This integration underscores our commitment to innovation, operational efficiency, and growth.

Our full-stack technology platform for EV fleet management is versatile and can be deployed for a wide range of vehicles and fleet types worldwide, available for use by operators for a fee. We recognize the growing demand from riders and individual operators seeking to share vehicles, and our platform is designed to support this shift in mobility. Additionally, by enabling seamless virtual connectivity, the platform empowers users to participate in the “gig economy,” broadening its application across a diverse shared mobility sector.

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Private Mobility Partners and City Public Partnerships

Our private mobility and public partners have collectively booked nearly 1,000,000 hours and embarked on approximately 180,000 trips using our platform as of December 2, 2024. This diverse group represents various demographics, socioeconomic backgrounds, and community types, all of whom book EVs for everything from grocery runs, medical appointments, leisure getaways, and temporary and permanent car replacements, to income-generating usage for food delivery services and extended “try-before-you-buy” test drives. Our EVs are regularly customized with a car door decal bearing the name of the private mobility partner or the name of the sponsoring municipality.

Our Revenue Model

We believe our car-sharing services present a sustainable, cost saving alternative to car ownership, ride-hailing, and traditional car rentals while maintaining the autonomy of driving on demand. Our value proposition extends to our users, property owners, and the communities in which we operate, offering significant advantages to attract and retain tenants, and reduce parking demands, thereby easing car traffic congestion and lowering emissions. Our revenue was $_____ for the nine months ended September 30, 2024 and $3,231,225 for the pro forma year ended December 31, 2023 and $3,236,327 for the year ended December 31, 2022.

In our Envoy Amenity operations, we generate revenue from an initial amenity start-up fee and a recurring monthly service fee paid by the private mobility partner. The start-up fee covers our cost of equipping the vehicle with our hardware and delivering it to the site. The service fee covers our monthly amortized costs for the vehicle, including insurance, car cleaning, and maintenance. The property owner also provides parking and electricity to charge the vehicles. These service arrangements with property owners yield positive gross margins for us. We lease vehicles only after we have contracted with the property owner and generally do not hold vehicles in inventory, resulting in a capital-light business model. Residents, tenants, and guests book the vehicles on an hourly basis and pay a fee at an hourly, daily or weekly rate, which we typically share with the property owners.

For our Envoy City public electric car-sharing programs, our public partners provide us with subsidies and grants to cover the direct costs of our EV-sharing services (other than actual usage fees paid by drivers, in most cases), in substantially the same way as property owners support our Envoy Amenity operations.

What Sets Us Apart

We believe that we set ourselves apart from our competition and have been able to grow our business as a result of the following competitive strengths:

Our EV Expertise — Our team’s working experience in electric car-sharing spans over a decade, setting us apart as industry pioneers. We have been at the forefront of the industry since the early days when electric car ranges were below 95 miles, and we’ve spearheaded educational, marketing, and outreach initiatives to facilitate drivers’ transition to electric vehicles. We’ve made substantial strides, installing hundreds of electric vehicle chargers and deploying EVs in more than 50 U.S. cities across 23 states despite the backdrop of a global pandemic and the closure of most competitors. We believe our success is driven by our focus on unit economics and sustainable business models, among other things.

We possess proprietary data from over 15 million miles driven by EVs on our platform. Our extensive dataset, which includes telematics, gives us unique and invaluable insights into how our vehicles are used in various communities and demographics. We rely on our dataset to continually enhance our platform to respond to market-specific demands, allowing us to tailor customized incentives for drivers in local markets.

Our Proprietary Technology — Using our advanced proprietary technology platform, developed entirely in-house since 2016, we provide our customers with turnkey car-sharing solutions that include an app to register, book, and access our EVs, use EV chargers, the ability to obtain driver insurance, and a connection to a 24 hours a day, 7 days a week live mobility concierge service for roadside assistance, maintenance, and similar services. We collect and utilize telematics and additional data to optimize our operations and track deep insights into localized mobility trends.

Our Strategic Partnerships — Over the past five years, we have built strategic alliances with leading real estate firms, government entities and other significant partners across the United States. Examples include our collaborations with the property management groups of Douglas Elliman Inc., Greystar Global Enterprise, LLC, The Irvine Company LLC, LeFrak Organization Inc., and The Related Companies L.P. The Related Companies L.P., the City of Los Angeles, the Los Angeles Metro, the California Air Resources Board, the Housing Authority of the City of Los Angeles, the Sacramento Housing and Redevelopment Agency, the Anaheim Public Utilities, the Los Angeles Department of Water and Power, and Austin Energy.

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In March 2023, we were awarded $8.5 million, combined, to develop electric car-sharing programs in New Jersey, to be funded by the State of New Jersey’s Region Greenhouse Gas Initiative. With this funding, we plan to launch a statewide publicly accessible electric car-sharing program featuring car-sharing services at subsidized rates in overburdened communities. We also anticipate deploying roughly 16 electric vehicles for a car-sharing pilot serving affordable housing units in Jersey City, covering six buildings. Both projects are currently in the planning phase. We expect the projects to be launched and funded in early 2025, which will further expand our nationwide reach.

We have also entered into strategic agreements with licensees, enabling them to operate under our trusted Envoy brand within a designated territory. For example, in June 2021, Envoy entered into a license agreement with Kowa America Corp. to develop a community-based EV-sharing service in Hawaii. The license permits Kowa America to utilize our full technology platform and brand in connection with the Hawaii operation, for which it is responsible for obtaining, maintaining, and insuring the EVs. Under the agreement, we received an upfront license fee to set up in-vehicle hardware and embedded software, branding, and signage, and we receive a monthly per-vehicle license fee and minority share of the car-sharing booking fees. The initial four-year term of the agreement expires in June 2025, and Kowa America can extend the term for another four years, subject to having achieved the annual minimum numbers of vehicles deployed on our platform or paying a fee if it falls short of the annual minimums. We expect this agreement and other strategic partnerships to become a more important part of our business in future periods.

Strategic partnerships like our agreement with Kowa America are built on adhering to our branding guidelines and exclusive use of our proprietary platform and advanced technologies. The essence of this collaboration lies in its asset-light nature, with our licensees shouldering the responsibility for operational costs, including fleet procurement, insurance, and maintenance, while committing to minimum levels of EV deployments during the contract term. This model empowers both parties to grow together, expanding our reach and delivering exceptional mobility solutions to communities worldwide. It also demonstrates the demand for our platform and technologies for a shared economy application.

Finally, we have an exclusive alliance with Blink Charging for EV chargers. We have agreed to procure essential charging station requirements, including hardware, network services, operational infrastructure, and comprehensive support, exclusively from Blink Charging. The term of this reseller agreement will extend for five years after the closing date of this offering.

Our Advanced Platform — We continually enhance our platform with new capabilities and features that make it easier to use and set new benchmarks in the industry. We believe that customer demands will continue to evolve and require different solutions in the future. We expect our technology (and further investment in our technology) to continue providing us with a competitive edge. We also believe that self-driving cars are a part of our future and that these autonomous vehicles will likely be fleet-owned EVs – providing a unique opportunity for property owners and cities to leverage their parking infrastructure. We believe our innovation-driven, continually improving platform is well-positioned to play a key role in this autonomous vehicle future.

Our Strong Alignment with Blink Charging — We believe a strong alignment of interests exists between Blink Charging and investors in this offering through the ownership of a significant percentage of our outstanding shares by Blink Charging immediately following this offering and, after the potential distribution by Blink Charging of a substantial portion of its shares in our company, by all Blink Charging stockholders. Two of our directors will also be affiliates of Blink Charging. Blink Charging has financed our company since April 2023. Blink Charging shares the same strategic vision and commitment to market expansion and continued growth of the U.S. and global EV infrastructure. Blink Charging will enter into a transition services agreement upon completing this offering to provide us with experienced personnel and related resources in connection with administrative, management, and technical services, as well as all our charging station requirements, incentivizing and supporting our continued focus on optimizing our company’s performance. By providing strategic, structural, and economic alignment with the performance of our company, the continuing controlling interests of Blink Charging and its stockholders are directly aligned with those of our investors.

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Our Growth Strategies

We anticipate a significant increase in demand from state and local governmental bodies for accessible, affordable, and environmentally friendly mobility alternatives. We intend to utilize a portion of the net proceeds of this offering to deploy our Mobility as an Amenity service in many multi-family dwellings, office buildings, hotels, and private communities. To fully capitalize on this opportunity, we are pursuing the following growth strategies:

Pursue a Combined Organic and Acquisition Growth Path — Our strategic blueprint calls for organic expansion and acquisition growth in favorable territories across the United States, Canada, and potentially certain European cities. We are increasing our focus on developing a pipeline of commercial opportunities with real estate developers and government organizations. We also believe expanding our business through potential opportunistic acquisitions of existing EV and conventional car-sharing companies and businesses will accelerate the scaling of our operations, allowing us to gain access to new markets and enrich the array of services we offer. Such acquisitions will provide an opportunity to consolidate the market and enhance our position while leveraging the expertise of acquired teams and their technology and infrastructure, strengthening our overall value proposition.

Increase Marketing to Further Penetrate Existing Markets — Our sales and marketing strategy involves an intensified focus on digital marketing to expand our reach within established markets. We plan to utilize a portion of the net proceeds of this offering to increase our digital marketing efforts to reach a broader audience through social media, online advertising, and search engine optimization to attract new building owners and public partners. We will launch targeted promotions and referral programs to incentivize existing users to refer new customers, fostering word-of-mouth growth and building a loyal community of electric car-sharing enthusiasts. By enhancing our marketing communication and highlighting the unique benefits of our sustainable service, we aim to strengthen our brand presence, attract new users, enhance usage (and associated usage fees), and solidify our position in the car-sharing market.

Develop Car-Sharing Territorial Franchising Opportunities — We intend to develop a new facet of our business after this offering, similar to what we have in Hawaii, where we would franchise our EV-sharing platform business. By offering franchise opportunities, we believe we can leverage local entrepreneurs’ expertise and resources to roll-out our business model in new territories without significant capital investment. This strategy is designed for scalability and would allow us to rapidly expand our footprint, reach a broader audience, and promote the adoption of EV-sharing on a larger scale.

Enter into SaaS Platform Licenses with Third Parties — We intend to develop another facet of our business after this offering, where we would license our software platform to other companies as a subscription-based, enterprise software-as-a-service (“SaaS”) solution, eliminating the need for third parties to buy, maintain and upgrade their software on-premises or for their end-users. This approach would provide us with access to new markets and demographics that would otherwise not be available to us independently. This would allow us to leverage a strategic partner’s strengths, increase adoption of our technology, and foster potential co-marketing initiatives to drive growth. Licensing also enhances our brand visibility as an innovator in the EV-sharing industry and reinforces our commitment to shaping the future of sustainable mobility solutions.

Favorable Industry Trends and Opportunities

We believe our fully developed car-sharing platform positions our company to capitalize on the following accelerating trends that favor the adoption of sustainable shared transportation solutions.

Evolving Consumer and Worker Expectations on Mobility

Consumer demands and work dynamics constantly evolve with mobility services and technology improvements.

●	First, modern consumers increasingly prioritize accessibility and experiences over long-term commitments such as car ownership.

●	Second, smartphones have fundamentally altered how consumers engage with services where people are accustomed to on-demand solutions catering to their every need with just a button. On-demand mobility is a driving force behind the growing adoption of services like our car-sharing service.

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●	Third, a 2023 survey conducted by Full Spectrum Insights, a market research firm engaged by us, revealed significant shifts in consumer attitudes about car ownership. For example, among urban respondents, 57% expressed that they would be likely or very likely to consider reducing their number of personal vehicles and using a car-sharing service when needed. Further, 76% of respondents residing in households with more than two cars would be likely or very likely to consider reducing the number of cars in their household and using a car-sharing service when needed.

●	Fourth, car ownership is often the second-highest expense for most households, trailing only behind rent or mortgage payments. Recognizing this financial strain, more people are turning to shared mobility solutions for significant cost-of-living reductions, further fueling the trend away from traditional car ownership.

●	Finally, the Covid-19 pandemic has reshaped work dynamics, with many employers embracing remote work. According to data from the U.S. Census Bureau’s Household Pulse Survey (2023) and the Survey of Working Arrangements and Attitudes (Barrero et al., 2023), full days worked from home accounted for 28% of paid workdays in October 2023, four times the estimated share for 2019. As the need for daily commuting diminishes, the necessity of car ownership as a means of transportation to work fades. Flexible work arrangements allow car-sharing to grow as a compelling alternative, aligning with today’s workforce’s evolving preferences and lifestyles.

Rapid Changes in the Real Estate Industry

The real estate industry, particularly in urban residential developments, is experiencing transformative trends that present significant growth opportunities.

●	Property owners are engaged in an amenity battle to differentiate themselves from competitors. Offering an exclusive electric car-sharing amenity appeals to apartment owners and renters, particularly when it fulfills essential needs.

●	The real estate sector is presently navigating a meaningful economic downturn. Challenging interest rates and occupancy challenges have compelled the industry to adopt a more budget-conscious approach. Consequently, there is a growing need to trim expenses and transition away from costly expenditures, such as owning a car, towards identifying services that enrich the resident experience which would foster longer-term customer retention with minimal cost.

●	The property technology sector is undergoing meaningful growth. Real estate market participants increasingly recognize the profound impact of technology and data on their business strategies. Mobility data, in particular, offers invaluable insights into customer movement patterns and preferences that could influence industry decisions.

●	Real estate developers are actively exploring strategies to meet the growing demand for electric vehicle charging solutions among their residents and tenants.

●	The substantial expense associated with parking spaces, which can escalate to as much as $75,000 per stall in dense urban areas according to the article “Calculating the Cost of Excess Parking in Transit-Oriented Developments,” Urban Land Institute (February 2017), compels real estate developers to seek alternatives. Car-sharing initiatives, such as our services, maximize current spots while mitigating the demand for excess parking spaces.

●	Today’s real estate customers increasingly prioritize environmentally conscious living. They are drawn to communities with green initiatives, incentivizing the real estate industry to deploy sustainable initiatives to highlight their sustainability commitment.

●	Evolving building codes are increasingly focusing on EV charging infrastructure, parking requirements and EV mobility plans, according to the 2024 Model Energy Conservation Code of the International Code Council, the largest global developer of model building codes that are adopted by state and local governments and private companies. Some cities, like San Francisco, now mandate on-site car-sharing for all new residential developments. This trend is exemplified by developments like Culdesac in Tempe, Arizona, which boasts zero residential parking, relying exclusively on our on-site electric cars and other on-demand mobility options. We believe this trend to create EV-ready requirements for buildings is rapidly gaining momentum and impacting the future of real estate development.

●	Offering exclusive car-sharing as an amenity can increase a property’s value by enhancing its appeal to tech-savvy and eco-conscious tenants. In addition, properties that feature forward-thinking, modern amenities are often perceived as more desirable, helping to command higher rents and attract premium tenants.

●	Younger generations, particularly millennials and Gen Z, are less likely to own cars due to environmental concerns, high ownership costs, and the availability of alternative mobility solutions. Providing an electric car-sharing service addresses the transportation needs of these groups, helping developers tap into a growing demographic that prioritizes convenience and sustainability.

●	Car-sharing services foster a sense of community by promoting shared resources and encouraging social interaction. Offering this amenity not only appeals to eco-conscious renters but also strengthens tenant loyalty and increases retention rates. By addressing residents’ mobility needs in a convenient and cost-effective way, developers create a more positive living experience, which in turn leads to higher satisfaction and longer-term tenancy.

●	Real estate developers that invest in innovative amenities like electric car-sharing can leverage this investment as a key differentiator in their marketing and branding strategies. By highlighting a commitment to sustainability, modern living solutions, and convenience, developers can enhance their brand image and attract media coverage, setting themselves apart from competitors.

●	Car-sharing platforms can easily scale to meet the needs of different property types, from luxury high-rises to mixed-use developments and affordable housing projects. This scalability allows developers to integrate car-sharing services across their entire portfolio, creating a consistent, high-quality experience for tenants while optimizing operating costs.

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Proliferation of EV Adoption Mandates

Federal, state, and local governments are allocating significant funding or grants to facilitate and accelerate the adoption of electric mobility. For example, the National Electric Vehicle Infrastructure Program provides $5 billion in dedicated funding to states to strategically deploy EV charging infrastructure and establish an interconnected network to facilitate data collection, access, and reliability.

In the third quarter of 2024, new EV sales accounted for approximately 9% of total U.S. market share, according to Cox Automotive. Car manufacturers face significant challenges in meeting U.S. and global government mandates and convincing customers to test drive and purchase battery electric vehicles. These challenges encompass both education and the development of EV charging infrastructure. Our on-demand service provides users with a “try-before-you-buy” opportunity, enabling those individuals to immerse themselves in real-world EV experiences. In doing so, we help them overcome the hurdle of “range anxiety” and contribute to the successful adoption of EVs in alignment with these mandates.

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How Our EV-Sharing Service Works

Our fleet of EVs is accessed through our mobile app. Our online platform removes the need for us to manually approve a reservation or to meet the user in person to hand over the car keys at pickup or return. Our mobile app and digital technology ensure a seamless and convenient experience when using one of our EVs through our Mobility as an Amenity car-sharing service or through Envoy City’s public car-sharing service.

Our Mobility as an Amenity Service — To utilize our EVs offered through Envoy’s Mobility as an Amenity service, individuals must be residents, guests or employees at the property where our EVs are stationed. The process begins by creating an account through our mobile app, which serves as the central hub for managing this unique amenity. During the account creation process, applicants are required to provide personal information, driver’s license details, a photo for identity verification and payment information.

Once the applicant’s identity and eligibility are verified by our team, they are then prompted to provide a community code, which is obtained from the property management staff. This community code serves as a vital security measure, ensuring that only authorized individuals from the property community gain access to our EVs. It helps safeguard the service and ensures that only residents, guests or employees at the property can utilize this amenity, enhancing security and promoting a sense of community.

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With their account established and the community code secured, users gain access to our fleet of EVs stationed at their property. Through our mobile app, users can conveniently locate and reserve an available EV for as short as one hour or as long as the individual needs. When it is time to use the reserved EV, the user unlocks the vehicle using our mobile app and drives away. As they use the EV, billing and payment processes are streamlined through the app, simplifying financial transactions associated with this service. Users are charged by the hour or day for the full reservation time. To conclude the booking, users return the vehicle to the parking spot where they found it, plug the EV into its designated charger, remove all personal items and trash from the vehicle, and tap the “End Reservation” button on our app.

In the event of any questions, concerns or assistance needs, our dedicated support team is readily available through the mobile app or our designated customer support hotline, ensuring that users have a seamless and enjoyable experience when utilizing the EVs provided as an amenity.

Our Public Partnership Car-Sharing Service

Drivers use our mobile app to locate available EVs within close proximity of their current location or another specified location. Our app provides real-time updates on vehicle availability, making it effortless for users to locate an EV that suits their requirements. Once an EV is located, the user can reserve the EV for a specific period, which can extend up to 24 hours, all done seamlessly within our mobile app. This reservation ensures that the selected EV is reserved exclusively for the user’s use during the specified timeframe. When it’s time to use the reserved EV, the user unlocks the vehicle using our mobile app. This app-vehicle communication grants access to the EV, enabling the user to enter and drive away.

Throughout the reservation period, users have full access to the EV and can use it as needed, with any associated charging costs or additional fees billed through the app. Returning the EV is a straightforward process. Users locate a designated parking spot for the EV, plug it into a charger and lock the vehicle using the mobile app, completing the check-out procedure.

Our Proprietary Technology Platform

Our proprietary technology platform is purpose-built using a scalable, modern technology stack to deliver a complete, secure end-to-end driver experience for the mobility space. The platform provides a mobile-centric driver experience on the Android and iOS platforms for sign-up, vehicle reservations, vehicle checkout and vehicle return, and payment systems. In addition to the driver experience, the platform provides real-time analytics and integration with payment systems, charging stations, and individual automakers’ EV software systems to round out all the features available on the platform.

Using our platform, we provide our customers with turn-key car-sharing solutions that include an app to register, book and access our EVs, the use of EV chargers, the ability to obtain driver insurance, and a connection to 24 hours a day, 7 days a week mobility concierge service for roadside assistance, maintenance and similar services. We collect and utilize telematics and additional data to optimize our operations and track deep insights into localized mobility trends. Since our acquisition by Blink Charging in April 2023, we have relaunched new apps for both Envoy Amenity and Envoy City, powered by Envoy’s advanced mobility technology.

Our full-stack technology platform for EV fleet management has the potential to be effectively used for other vehicle and shared mobility applications in the United States and internationally where a majority of vehicles are networked and connect to the cloud, and there is an increasing demand from riders and individual operators who desire to share vehicles. Being able to connect virtually, our platform also allows users to participate in the “gig economy.”

Our research and development expenses were $_____, $1,616,284 and $1,300,315 for the nine months ended September 30, 2024, the pro forma year ended December 31, 2023 and the year ended December 31, 2022, respectively. As a practice, we generally do not capitalize research and development, and these amounts were not capitalized, but expensed as incurred.

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Our Strategic Relationship with Blink Charging

Currently, we are an indirect wholly owned subsidiary of Blink Charging. Before the closing of this offering, we will enter into a transition services agreement with Blink Charging under which Blink Charging will provide us with experienced personnel and related resources in connection with administrative, management and technical services, as may be necessary or desirable, or as we may reasonably request or require, in connection with the business and operations of our company as a stand-alone public entity, for up to 12 months following the closing date of this offering.

Additionally, before the closing of this offering, we will enter into an exclusivity agreement to procure essential charging station requirements, including hardware, network services, operational infrastructure, and comprehensive support, exclusively from Blink Charging. The term of this agreement will extend for five years after the closing date of this offering.

Customer Contracts

Private Mobility Partners

We enter into our standardized contract with each of our property owner private mobility partners. The term of such contracts is 36 months and includes an option to extend the term for another 12 months. Core provisions of the contract obligate the property owner to (i) promote Envoy Amenity to the community, (ii) maintain a Level 2 EV charging station at each parking space, (iii) provide continuous power to the stations, (iv) ensure that parking spaces are used solely for parking and charging Envoy vehicles, and (v) grant Envoy permission to use the property owner’s name or logo in Envoy marketing and promotional materials or on Envoy’s website.

The contract includes an initial amenity start-up fee to us and then a recurring monthly service fee from the property owner. The start-up fee covers our cost of equipping the vehicle with our hardware and delivering it to the site. The service fee covers our monthly amortized costs for the vehicle, including insurance, car cleaning, and maintenance. The property owner also provides parking and electricity to charge the vehicles. Further, with respect to each EV, the property owner agrees to pay an excess mileage fee of $0.65 per mile for each mile driven over the set cap.

Limitations on our liability under the contract include a disclaimer that our services, the Envoy vehicles, and the charging stations are provided “as is,” except as otherwise agreed in the contract. We indemnify the property owner against any damage, loss or expense incurred by the property owner in connection with claims and proceedings based on any bodily injury, death, or damage to real property or tangible personal property arising from gross negligence or willful misconduct of Envoy Amenity personnel. The property owner indemnifies us against any damage, loss or expense incurred by us in connection with claims against us arising from the condition of the property or the gross negligence or willful misconduct of any property owner personnel.

The property owner agrees that Envoy is the exclusive car-sharing provider, and no other car-sharing provider is permitted to park shared vehicles on the property during the contract term. The contract may be terminated prior to its expiration date by either the property owner or Envoy in the event of a material breach by the other party that remains uncured after 30 days’ written notice from the non-breaching party.

Public Partners

We typically enter into a standardized contract with each of our public community users, under which the user is granted a limited, personal license to use our car-sharing service. The contract includes usage fees that accrue based on the make and model of the vehicle (ranging from $12 to $30 per hour) and the length of time it is used.

Users agree to standard rules, including (i) operating the vehicles in compliance with applicable laws and regulations, (ii) not permitting any third party to operate the vehicle, and (iii) fulfilling certain eligibility criteria. Users accept financial responsibility for any loss of or damage to the vehicle caused by the user or their passengers (including the full cost of loss or damage resulting from reckless driving or breach of contract terms), any penalties and any fines or tickets received while using the vehicle.

Limitations on our liability under the contract include a disclaimer that our services are provided “as is.” All warranties regarding our services are disclaimed. We are not liable for any damages resulting from (i) use of our services or (ii) a user displaying, copying or downloading materials to or from our services. We are not liable for losses resulting from a user’s criminal, willful or grossly negligent conduct or omission regarding use of our services, and we are not liable for any person’s lost, stolen or damaged property in and from any vehicles. To the extent permitted by law, we are not liable for any type of damages beyond general damages. Total Envoy liability for damages is capped at the amount paid by a user for our services for the six months prior to the event resulting in the claim, or $50 if the user has not paid for the service during this period.

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Users agree to indemnify us against loss, damages and expenses arising from user violations of the contract terms, member provision of false, inaccurate, or incomplete information and any criminal, willful or negligent user conduct.

We may terminate the contract for cause under certain circumstances. The contract will automatically terminate upon a user’s breach of any of the terms.

Our Sales and Marketing Strategy

Our sales and marketing strategy has several components. Our primary strategy is to establish relationships with real estate owners, operators and, in particular, developers of luxury residential and commercial properties, seeking special amenities for their tenants. We believe that our Mobility as an Amenity service provides our private mobility partners with significant benefits such as attracting and retaining tenants and reducing parking requirements which save money for developers in terms of construction costs. Additionally, our mobile app is often complemented by co-branding with our private mobility partner.

The other components of our sales and marketing strategy include our direct government sales force and selected government consultants who have undertaken to market our car-sharing service to state, city and local governmental entities seeking a cheaper, more eco-friendly and sustainable transportation alternative for their citizens. This marketing strategy has historically targeted urban and concentrated areas.

Most of our grant funding is obtained as part of a six to 12-month request for proposal process conducted by city and state governmental agencies and non-profits which solicit applications and competitively select projects based on specific evaluation criteria and program priorities. Our direct government sales force actively participates in this process for proposed projects working collaboratively with our municipal relationships.

We generally use a direct sales force to support both our real estate owner and public community arrangements and to take advantage of independent sales opportunities. We have direct sales representatives in Los Angeles, San Francisco and Sacramento, California, and we work remotely in other regions.

We intend to increase the marketing of our Mobility as an Amenity car-sharing service following this offering to elevate awareness of our brand and generate demand for our EV-sharing programs. The use of the net proceeds for this purpose includes the hiring of additional sales and marketing personnel and the costs associated with increased digital marketing efforts to reach a broader audience through social media, online advertising, and search engine optimization, and a plan to launch targeted promotions and referral programs to incentivize existing users to refer new customers.

Our Customer Support and Training

We believe that have established a reputation for excellent customer support because it is one of our top priorities. Customer support is provided to our private and public customers and users by our customer support organization. Our customer support educates consumers via personalized tutorials and assistance to familiarize our customers and users with EV technology, charging procedures and other unique aspects of driving an EV, as well as the benefits of using EVs and their impact for sustainable energy use. We provide around-the-clock live customer support to address any queries and concerns that first-time users may have, especially during their initial experiences with our service. We believe a responsive support team instills confidence in users and enhances their overall satisfaction. Based on internal survey data over the past year, approximately 65% of new drivers of our cars are first-time EV drivers, and frequently require training from our customer support organization.

None of our customers accounted for more than 10% of our revenue in the nine months ended September 30, 2024 or the pro forma year ended December 31, 2023 and year ended December 31, 2022.

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Protection of Our Proprietary Technology

We regard our Envoy technology platform as proprietary and rely primarily on a combination of copyright, trademark and trade secret laws of general applicability, employee confidentiality and invention assignment agreements, and software protection agreements and other intellectual property protection methods to safeguard our technology and software products. We have not obtained patents on any of our technology. We do not believe the lack of patents is material to our ongoing business. We believe that the long-term commercial usage of our platform and its component parts (dating back to 2016 for certain elements) provides us with material defensibility around our core intellectual property. We also rely upon our efforts to design and produce new technologies, software products and features, and upon improvements to existing technologies and software products, to maintain a competitive position in the marketplace.

We have obtained registered trademarks for “Mobility as an Amenity,” with respect to downloadable software for finding, reserving and renting vehicles, and our “Envoy” name (excluding use in and around airports), in the United States.

Applicable Government Regulation

We are subject to laws, rules and regulations in the jurisdictions in which we operate that involve matters central to our business. Some of these laws and regulations specifically relate to car sharing while others are generally applicable. These often differ by jurisdiction, and sometimes conflict, which may require us to implement jurisdictionally specific processes and policies. The states that have passed car-sharing legislation include Arizona, California, Connecticut, Colorado, Delaware, Florida, Georgia, Hawaii, Indiana, Illinois, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Nevada, New York, Ohio, Oklahoma, Oregon, Pennsylvania, Rhode Island, Tennessee, Texas, Utah, Virginia, Washington, and West Virginia. In Europe, there are no regulations specific to car-sharing but the European Union’s “Platform to Business” regulation governs relations between online intermediation services (such as marketplaces) and business users who use them to offer their goods and services.

New and revised laws, rules and regulations are frequently proposed, adopted, implemented, and interpreted. We monitor such changes and have implemented responsible policies to ensure compliance with such laws, rules and regulations. In addition, we actively engage with municipal, state and national governments, and other relevant stakeholders, as appropriate, to advocate for public policies that ensure that the greatest number of real estate owners and operators, and public communities can benefit from our services.

Areas of law and regulation applicable to us include:

Insurance

We have automobile liability and property damage insurance coverage, as well as general liability insurance. We also maintain first party property coverage and excess liability insurance. Protection plans on our platform are an important factor in the success of our business and are intended to protect our real estate owners and operators, EVs and users. We work to comply with the various insurance laws and regulations in all of the jurisdictions where our services are available, which represents a substantial set of laws and regulations. For instance, states which have passed car-sharing legislation impose certain requirements on us to ensure that real estate operators and users are covered by liability insurance in the event of an accident during a trip. Separate from car-sharing laws, some states require insurance producer licenses in connection with the insurance that is included in protection plans that are available in connection with uses of our EVs. Because insurance is regulated at the state level in the United States, and because financial responsibility requirements vary among states, there is a patchwork of laws and regulations that we must or will be required to upon expansion of our operations, navigate.

We maintain non-resident licenses in several states. Insurance regulators have broad authority to restrict or revoke licenses of insurance producers that are found to be in violation of any applicable laws and regulations.

The McCarran-Ferguson Act of 1945 clarified that states regulate insurance. As a result, each state has its own body of law and regulatory authority with respect to insurance. These rules are subject to change as state legislatures and regulatory agencies update their laws and regulations to address real and perceived issues and concerns. These laws and regulations are also subject to interpretation by state courts. Insurance regulatory authorities have broad administrative powers to regulate all aspects of what may be deemed the offering of insurance, including the power to levy fines and monetary penalties, and restrict or revoke licenses for those found to be in violation of applicable laws and regulations. We cannot predict precisely whether or when regulatory inquiries or actions may be taken that could adversely affect us. Interpretations of regulations by regulators may change and statutes, regulations, and interpretations may be applied with retroactive effect. The National Association of Insurance Commissioners and the National Council of Insurance Legislators are the principal organizations tasked with establishing standards and best practices across the various states, the District of Columbia, and five U.S. territories, and from time to time promulgate model rules and regulations that often are the basis for insurance rules and regulations adopted by such jurisdictions.

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We cannot predict precisely whether or when regulatory actions may be taken that could adversely affect us or the operations of our regulated insurance subsidiary. Interpretations of regulations by regulators may change, and statutes, regulations, and interpretations may be applied with retroactive effect, particularly in areas such as accounting or reserve requirements.

Data Privacy

Our technology platform and the information we collect, use, store, transmit and process in the ordinary course of our business are integral to our success. As a result, our compliance with numerous domestic laws, regulations and standards regarding the collection, use, storage, transmission and processing of personal information is core to our strategy for improving our technology platform and building customer trust.

Regulators around the world have adopted or proposed requirements regarding the collection, use, transfer, security, storage, destruction and other processing of personal information relating to individuals, and these laws are increasing in number, complexity, enforcement, fines and other penalties. A few such domestic governmental regulations that may have significant implications for our business are the California Online Privacy Protection Act, the California Consumer Privacy Act of 2018, the California Privacy Rights Act of 2020, the Virginia Consumer Data Protection Act of 2021, the Colorado Privacy Act of 2021, the Connecticut Personal Data Privacy and Online Monitoring Act of 2022, and the Utah Consumer Privacy Act of 2022. If we expand our operations internationally, we will be subject to the European General Data Protection Regulation 2016/679, the UK GDPR (which incorporates EU GDPR into UK law with modifications), and the UK Data Protection Act 2018. For additional information about data privacy regulations affecting us, see “Risk Factors – Failure to comply with federal and state laws and regulations relating to privacy, data protection and consumer protection, or the expansion of current laws and regulations or the enactment of new laws or regulations in these areas, could adversely affect our business and our financial condition.”

In December 2023, we received notice that a former vendor’s database had a vulnerability that may have compromised some customer data in October 2023. We subsequently investigated the vulnerability and worked with the former vendor to shut down all remaining systems and deleted the data of potentially compromised customer data. While we believe that this data breach was not significant, we have continued to develop our mobile app to have maximum control of our data in-house and we are expanding our cybersecurity auditing policies and processes for partners and third-party vendors.

Other Regulations

The laws and regulations that can impact us involve corporate taxation, corporate insurance, intellectual property, competition, consumer protection, payments, export taxation, airport permitting, arbitration agreements and class action waiver provisions, terms of service, money transmittal, background checks, marketplace facilitation and other matters. Many of the laws and regulations to which we are or may be subject are complex, fragmented, conflicting, subject to varying interpretations, and still evolving and being tested in courts. In addition, as new guidance and interpretations are provided by governing and regulating bodies such as federal, state and local administrative agencies, they could be interpreted in ways that could harm our business. Some states and foreign jurisdictions have not adopted any laws, rules or regulations which govern car-sharing specifically, and some foreign jurisdictions may outlaw it entirely. This uncertainty and fragmented regulatory environment can create significant complexities for our business and operating model.

Competition and Competitive Advantages

Competition in the car-sharing industry in general, and the electric car-sharing industry in particular, is intense. Our competitors include many companies which are larger and more established and have substantially more resources than our company. In the United States, we compete in three basic markets within the transportation industry: the car-sharing, the car ride and the car rental markets. These markets have many competitors who are larger and more established than us and have access to greater resources. We consider our principal competitive advantages to be our fleet of fully electric vehicles and our mobile apps. We differentiate our services by the quality and features of our proprietary technology platform and attentiveness of our customer support personnel. Most often, our competitors include largely analog companies such as peer-to-peer car-sharing marketplaces like Turo and Getaround, car ride and limousine services like Uber and Lyft, traditional asset-heavy rental car companies such as Hertz and Avis Budget, as well as Zipcar, and other regional car-sharing competitors in the United States.

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We believe that we distinguish ourselves among competitors and, in particular, car rental companies like Zipcar, because (i) we focus exclusively on EVs, rather than internal combustion engine vehicles, (ii) our Envoy private mobility partner operation is dedicated to creating exclusive small communities that can share our EVs, compared to other companies’ offerings made to the general public, (iii) Envoy’s revenue model yields positive gross margins due to its contracts with individual property owners that cover a vehicle’s cost of goods sold (e.g., lease payments, insurance, care, and cleaning), rather than incurring the fixed costs recaptured only through rental income by other companies, (iv) our Envoy City operation is based on long-standing relationships with government entities and collaborative grant funding programs, which differ significantly from the rental car model, and (v) we are a technology company that licenses our proprietary advanced technology platform to third parties, and not only a transportation service. We believe that our combination of an exclusive EV fleet, private mobility partnerships with property owners, and proprietary technology platform creates a model that is not only unique in the electric car-sharing industry but also has no direct competition in terms of scale or integration of these elements in the market today.

Additionally, we compete with the status quo of personal car ownership and other equivalent means of transportation. For a discussion of risks relating to our competitive environment, see “Risk Factors – We face intense competition and may not be able to compete successfully with current or future competitors in the car-sharing business, which could negatively impact our financial condition and results of operations.”

We believe the barriers to entry for the segment of the market in which we operate include: (i) the intellectual property, timeframe and costs to develop a commercially robust, feature-rich EV fleet technology platform for the mobility space, (ii) the established private mobility partnerships with some of the largest developers and owners of residential multi-family apartment buildings, hotels, and workplaces, as well as public partnerships with tens of U.S. cities and municipalities, and (iii) the time and resources involved to develop a professional services staff like ours with extensive experience in electric car-sharing.

Human Capital Management

Our experienced employees and management team are our most valuable resources. Attracting, training, and retaining key personnel has been and will remain critical to our success. We are committed to attracting, motivating, and retaining top professionals. To achieve our human capital goals, we intend to stay focused on providing our personnel with entrepreneurial opportunities to expand our business within their areas of expertise. We will also continue to provide our personnel with personal and professional growth opportunities, including additional training, performance-based incentives such as opportunities for stock ownership, and other competitive benefits.

We work to ensure that we provide a safe, inclusive, and positive employee environment for all our employees. As of December 2, 2024, we employed approximately 45 full-time employees and one part-time employee, of whom 19 individuals were in operations and customer and technical support, five individuals in finance and administration, four individuals in technology development, and three individuals in sales and marketing. Our employees are primarily located at our corporate office in Culver City, California. We also utilize the services of four independent contractors dedicated full-time to our information technology development. None of our employees or workers are represented by a union or covered by a collective bargaining agreement. We have not experienced any work stoppages, and we consider our relationship with our employees and other workers to be good.

Our success is directly related to the satisfaction, growth, and development of our employees and other workers. We strive to offer a work environment where employee opinions are valued and allow our employees to use and augment their professional skills. We endeavor to maintain workplaces that are free from discrimination or harassment on the basis of color, race, sex, national origin, ethnicity, religion, age, disability, sexual orientation, gender identification or expression or any other status protected by applicable law. The basis for recruitment, hiring, development, training, compensation and advancement is qualifications, performance, skills and experience. To achieve our human capital goals, we intend to remain focused on providing our personnel with entrepreneurial opportunities to expand our business within their areas of expertise and continue to provide our personnel with personal and professional growth. We emphasize several measures and objectives in managing our human capital assets, including, among others, employee safety and wellness, employee engagement, development and training, diversity and inclusion, and compensation and pay equity.

Facilities

As of December 2, 2024, we occupied approximately 6,000 square feet of space in an office building located at 8575 Washington Blvd., Culver City, California under a lease agreement that expires in May 2026. This facility serves as our corporate headquarters and contains the executive office and certain administrative and sales functions.

We believe that our facilities are maintained in good operating condition and are adequate for our current operations and for near-term planned expansion. We expect total rent expense to be approximately $240,000 under our office lease for 2023.

Legal Proceedings

We are not a party to any pending legal proceeding nor is our property the subject of a pending legal proceeding that is not in the ordinary course of business or otherwise material to the financial condition of our business.

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MANAGEMENT

Executive Officers, Directors, Director Nominees and Key Employees

The following table sets forth certain information regarding our executive officers, director and director nominees, and key employees as of the date of this prospectus:

Name	Age	Position

Aric Ohana	44	Chief Executive Officer

Drew Hopkins	44	Chief Operating Officer

Michael P. Rama	58	Chief Financial Officer

Brendan S. Jones	60	Director

Jack Levine	73	Director Nominee

Rod Bertone	55	National Director of Sales

Blake Baker	35	Vice President of Technology and Engineering

The following information provides a brief description of the business experience of each executive officer, current director, director nominee, and key employee. We have undertaken to identify and elect additional independent directors before the completion of this offering.

Executive Officers

Aric Ohana became the Chief Executive Officer of our company following the closing of Blink Charging’s acquisition of Envoy Technologies in April 2023. Mr. Ohana co-founded Envoy Technologies in January 2017 and served in multiple executive capacities including as its President and Chief Executive Officer, and as a member of its board of directors, from 2017 to April 2023. He served as the Chief Executive Officer of Osher Real Estate from February 2014 to November 2019, and director of asset management at real estate investment firms Concord Ventures from January 2013 to December 2015, Cambra Advisors from January 2009 to December 2012, and Pentaco Management from June 2006 to December 2009. Mr. Ohana earned a B.A. degree in management information systems from Yeshiva University.

Drew Hopkins became the Chief Operating Officer of our company following the closing of Blink Charging’s acquisition of Envoy Technologies in April 2023. Mr. Hopkins joined Envoy Technologies in August 2018 and served in multiple capacities including as its Chief Operating Officer from February 2022 to April 2023, Chief Growth Officer from July 2020 to February 2022, and Head of Marketing from August 2018 to July 2020, supporting the company’s business strategy, project management and sales operations. He served as a Marketing Manager for Tesla, Inc. from May 2017 to June 2018, where he was involved in developing marketing strategies, Director of Marketing and Operations (West Coast) for ED by Ellen DeGeneres from April 2014 to November 2016, where he managed marketing initiatives, and Global Sales and Marketing Manager-Apparel and similar positions for Arbor Collective from February 2004 to April 2014, where he managed sales teams and key accounts. Mr. Hopkins earned a B.A. degree from Boston College in finance and received a Managerial Development for Entrepreneurs certificate from the UCLA Anderson School of Management.

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Michael P. Rama became our Chief Financial Officer in April 2023. He has served as the Chief Financial Officer of Blink Charging since February 2020. Prior to joining Blink Charging, Mr. Rama was an independent financial consultant (not associated with Blink) from July 2019 until he joined us on February 10, 2020. Mr. Rama served as the Vice President and Chief Financial Officer of NV5 Global, Inc., a Nasdaq Capital Markets-traded company that provides professional and technical engineering and consulting solutions for public and private sector clients in the infrastructure, energy, construction, real estate and environmental markets, from September 2011 to June 2019. At NV5 Global, Mr. Rama was responsible for all accounting, finance and treasury functions and the company’s SEC reporting. From October 1997 until August 2011, Mr. Rama held various accounting and finance roles with AV Homes, Inc. (formerly known as Avatar Holdings, Inc.), including as principal financial officer, chief accounting officer and controller. Mr. Rama has more than 20 years of experience with SEC compliance, establishment and maintenance of internal controls, and capital markets and acquisition transactions. Mr. Rama earned a Bachelor of Science degree in accounting from the University of Florida and is a Certified Public Accountant. Mr. Rama intends to spend approximately 25% of his working time, on average, performing services as an executive officer of our company.

Directors and Director Nominees

Brendan S. Jones became a director of our company in April 2023. He is currently the Chief Executive Officer of Blink Charging Co. He joined Blink Charging as Chief Operating Officer in April 2020 and became its President and was elected a member of its Board in February 2021. Effective May 1, 2023, Mr. Jones was appointed by its Board to be Chief Executive Officer. Prior to joining Blink Charging, he served as the Chief Operating Officer of Electrify America, LLC, the United States-based EV subsidiary of Volkswagen Group AG, from September 2016 to March 2020. Mr. Jones was Electrify America’s first employee and is credited with building Electrify America from its original startup concept into one of the largest ultrafast EV charging companies in the world, establishing strategy, design implementation and management teams at Electrify America, negotiating numerous contracts for charging services with leading carmakers, retail property owners and EV infrastructure companies, and managing the installation and servicing of thousands of charging stations.

Mr. Jones previously served as Vice President - OEM Strategy and Business Development of EVgo, a subsidiary of NRG Energy which operates EV fast charging stations, from March 2014 to September 2016. Prior to these positions, Mr. Jones served in various leadership positions with Nissan North America, Inc., from April 1994 to March 2015. At Nissan, he assumed increasingly senior positions including Director - Electric Vehicle Sales Operations and Infrastructure Development from 2013 to 2015, Director - Chief Marketing Manager EV Model Line from 2011 to 2013, and Senior Manager of the Nissan LEAF Launch Team from 2009 to 2011. Mr. Jones has been a board member of several EV industry groups including the Electric Drive Transportation Association, a trade association that promotes electric drive technologies and infrastructure (2015 and 2016), and the ROEV Association, a collaboration between EV charging network operators and electric vehicle manufacturers to allow drivers to charge at multiple stations using one card (from 2015 to 2017). Mr. Jones received B.A. and M.A. degrees from George Mason University and a professional certificate from Vanderbilt University for completing the accelerated executive leadership development program.

Mr. Jones’ more than 30 years of day-to-day operational experience in the EV charging, automotive and alternative energy industries and in-depth knowledge in the areas of EV technology and infrastructure development make him well qualified as a member of our Board.

Jack Levine has agreed to join our Board of Directors upon the closing of this offering. He has served as a member of the Blink Charging board since December 2019 where he acts as the Chair of its Audit Committee. He has been the President of Jack Levine, PA, a certified public accounting firm, since 1984. For more than 35 years, he has been advising corporations on financial and accounting matters and serving as an independent director on numerous boards, frequently as head of their audit committees. Since June 2021, Mr. Levine has served as a director, chairman of the audit committee and as a qualified SEC financial expert of Strawberry Fields REIT, Inc. (NYSE: STRW), a public company specializing in the acquisition, ownership and triple net leasing of skilled nursing facilities and other post-acute healthcare properties. In addition, Mr. Levine is currently a director and chairman of the audit committee of SignPath Pharma, Inc., a development-stage biotechnology company, since 2010.

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Mr. Levine’s previous board memberships included Provista Diagnostics, Inc., a cancer detection and diagnostics company focused on women’s cancer, from 2011 to 2018 (also serving as chairman of its audit committee); Biscayne Pharmaceuticals, Inc., a biopharmaceutical company discovering and developing novel therapies based on growth hormone-releasing hormone analogs; Grant Life Sciences, a research and development company focused on early detection of cervical cancer, from 2004 to 2008 (also serving as chairman of its audit committee); and Pharmanet, Inc., a global drug development services company providing a comprehensive range of services to pharmaceutical, biotechnology, generic drug and medical device companies, from 1999 to 2007 (also serving as chairman of its audit and other committees). Mr. Levine also served as a director and audit committee chair of Beach Bank, a community bank, from 2000 to 2006, Prairie Fund, a mutual fund, from 2000 to 2006, and Bankers Savings Bank, a community bank, from 1996 to 1998, and was a member of the audit committee of Miami Dade County School Board, the nation’s third largest school system, from 2004 to 2006. Mr. Levine is a certified public accountant licensed by the States of Florida and New York. He also is a member of the National Association of Corporate Directors, Association of Audit Committee Members and American Institute of Certified Public Accountants. Mr. Levine received a B.A. degree from Hunter College of the City University of New York and an M.A. from New York University.

Mr. Levine has extensive knowledge of complex financial, accounting, tax and operational issues highly relevant to our growing business. Through his decades of service as a board member, he also brings significant working experience with public company best practices.

Key Employees

Rod Bertone joined our company as National Director of Sales in February 2024, responsible for sales and marketing of our Mobility as an Amenity and Public Partnership car-sharing services. He previously worked at Greystar Real Estate Partners, LLC, a global real estate developer and property manager, serving as its Director of Client Services from October 2022 to February 2024 and a Director of Real Estate from January 2017 to October 2022. Mr. Bertone has also served as Regional Director of Holland Partner Group, a real estate investment company focused on sustainable communities, from April 2014 to January 2017, Regional Manager - Los Angeles of Alliance Residential Company from August 2008 to April 2014, and Regional Manager of Western National Group from March 2005 to August 2008.

Blake Baker joined our company as Vice President of Technology and Engineering in May 2024. He is responsible for the company’s software development, technology product management and overall technology platform. Mr. Baker previously worked at Fisker Inc., a developer of electric vehicles, where he served as its Senior Manager, Backend Engineering from March 2022 to April 2024, and Lead Backend Engineer from September 2020 to March 2022. He also served as Lead Engineer (Backend) at Turn Car Subscriptions, a car subscription service, from July 2019 to August 2020, Software Engineer at AutoGravity, an online car financing platform, from December 2017 to July 2019, and Software Engineer at Evisions Inc., a higher education software developer, from October 2012 to December 2017. Mr. Baker earned a B.S. degree in Computer Science from California State University, Fullerton.

Controlled Company Exemption

Following the closing of this offering, Blink Charging will control a majority of our outstanding shares of common stock. As a result, we qualify as a “controlled company” within the meaning of the listing standards of Nasdaq, and we have elected not to comply with certain Nasdaq corporate governance requirements. Therefore, we do not have a majority of independent directors serving on our board and have individuals serving on our compensation committee that do not qualify as independent according to Nasdaq listing standards and the rules and regulations of the SEC. Following this offering, we intend to utilize certain of these exemptions. As a result, we will not have a majority of independent directors on our board of directors.

The “controlled company” exemption does not modify the independence requirements for the audit committee, and we will comply with the requirements of the SEC and Nasdaq Marketplace Rules requiring that our audit committee be composed exclusively of independent directors, subject to the phase-in provisions of the applicable listing requirements and the SEC’s rules, which permit up to one committee member that does not satisfy the applicable independence requirements for up to one year after the closing date of this offering. Nominations and corporate governance functions will initially be managed by our full Board.

After the Distribution, we will no longer qualify as a controlled company and will be required to fully implement Nasdaq corporate governance requirements within one year of the Distribution.

We are in the process of identifying qualified independent directors.

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Board of Directors and Corporate Governance Composition

Our business and affairs are managed under the direction of our board of directors. The number of directors is determined by our board of directors, subject to the terms of our certificate of incorporation and bylaws. Upon completion of this offering, we expect our board of directors will consist of five members.

Upon the completion of this offering, our common stock will be listed for trading on The Nasdaq Capital Market. Under Nasdaq rules for non-controlled companies, independent directors must comprise a majority of a listed company’s board of directors within a specified period after completion of this offering. In addition, Nasdaq rules require that, subject to the controlled company exception, each member of a listed company’s audit, compensation and nominating and governance committees must be independent. Under Nasdaq rules, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act. To be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee: (i) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or (ii) be an affiliated person of the listed company or any of its subsidiaries.

Our board of directors undertook a review of its composition, the composition of its committees and the independence of each director. Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, including family relationships, our board of directors has determined that Mr. Levine does not have any relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that he is “independent” as that term is defined under Nasdaq’s listing rules. In making these determinations, our board of directors considered the relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our common stock and Blink Charging’s common stock by each non-employee director. Mr. Jones is a senior executive officer of Blink Charging, which will own a majority of the outstanding shares of our common stock upon completion of this offering, precluding him from being considered independent within the meaning of the Nasdaq’s listing rules.

Board Committees

Upon the closing of this offering, our board of directors will have two standing committees: an audit committee and a compensation committee. The full board will initially assume the responsibilities of a nominating and corporate governance committee so long as we are considered to be a controlled company. Under Nasdaq rules, the membership of the audit committee is required to consist entirely of independent directors, subject to applicable phase-in periods. The following is a brief description of our committees.

Audit committee. In accordance with our audit committee charter, after this offering, our audit committee will: oversee our corporate accounting and financial reporting processes and our internal controls over financial reporting; evaluate the independent public accounting firm’s qualifications, independence and performance; engage and provide for the compensation of the independent public accounting firm; approve the retention of the independent public accounting firm to perform any proposed permissible non-audit services; review our consolidated financial statements; review our critical accounting policies and estimates and internal controls over financial reporting; and discuss with management and the independent registered public accounting firm the results of the annual audit and the reviews of our quarterly consolidated financial statements. We believe that our audit committee members meet the financial literacy requirements under the Sarbanes-Oxley Act, Nasdaq and SEC rules and regulations. In addition, the board of directors has determined that Mr. Levine is qualified as an audit committee financial expert within the meaning of SEC regulations. We have made this determination based on information received by our board of directors, including questionnaires provided by the members of our audit committee. _____ and _____ will serve on this committee.

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Compensation committee. In accordance with our compensation committee charter, after this offering, our compensation committee will review and recommend policies relating to compensation and benefits of our officers and employees, including reviewing and approving corporate goals and objectives relevant to the compensation of the Chief Executive Officer and other senior officers, evaluating the performance of these officers in light of those goals and objectives, and setting compensation of these officers based on such evaluations. The compensation committee will also administer the issuance of stock options and other awards under our equity-based incentive plans. We believe that the composition of our compensation committee meets the requirements for independence under, and the functioning of our compensation committee complies with, any applicable requirements of the Sarbanes-Oxley Act, Nasdaq, and SEC rules and regulations. Mr. Jones and _____ will serve on this committee.

So long as we are considered to be a controlled company, our full Board will assume the responsibilities of a nominating and governance committee. As such, after this offering, our Board will approve nominees for election as directors and meet as necessary to review director candidates and nominees for election as directors; approve members for each committee of the board; oversee corporate governance standards and compliance with applicable listing and regulatory requirements; develop and approve governance principles applicable to our company; and oversee the evaluation of the Board and its committees.

Code of Business Conduct and Ethics

We will adopt a new code of business conduct and ethics that applies to all of our officers, directors and employees, including our principal executive officer, principal financial officer, principal accounting officer and controller, or persons performing similar functions, which will be posted on our website. Our code of business conduct and ethics is a “code of ethics,” as defined in Item 406(b) of Regulation S-K. The information contained on, or accessible from, our website is not part of this prospectus by reference, or otherwise. We will make any legally required disclosures regarding amendments to, or waivers of, provisions of our code of business conduct and ethics on our website.

Compensation Committee Interlocks and Insider Participation

None of our compensation committee members is an executive officer or employee of our company. None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

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EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth summary compensation information for the following persons: (i) all persons serving as our principal executive officer during the years ended December 31, 2023 and 2022, and (ii) our two other most highly compensated executive officers who received compensation during the years ended December 31, 2023 and 2022 of at least $100,000 and who were executive officers on December 31, 2023 and 2022. We refer to these persons as our “named executive officers” in this prospectus. The following table includes all compensation earned by the named executive officers for the respective period, regardless of whether such amounts were actually paid during the period:

Name and Position	Years	Salary	Bonus	Stock Awards	Option Awards	Non-equity Incentive Plan Compensation	Non-qualified Deferred Compensation Earnings	All Other Compensation	Total
Aric Ohana	2023	$225,000	-	-	-	-	-	-	$225,000
	2022	$225,000	-	-	-	-	-	-	$225,000
Drew Hopkins	2023	$185,000	-	-	-	-	-	-	$185,000
	2022	$185,000	-	-	-	-	-	-	$185,000
Michael P. Rama	2023	-	-	-	-	-	-	-	-

Employment Agreements and Arrangements

Aric Ohana Employment Agreement. On April 18, 2023, in connection with the closing of the Envoy Technologies acquisition by Blink Charging, we entered into an employment agreement with Aric Ohana to be the Chief Executive Officer of Envoy Technologies. In July 2023, his employment agreement was assigned to and assumed by us to serve as our President. His employment agreement’s term extends until April 18, 2025, and is automatically renewed for an additional one-year term unless we timely provide Mr. Ohana with notice of non-renewal. Pursuant to the employment agreement, Mr. Ohana agreed to devote his full business efforts and time to our company. The employment agreement currently provides Mr. Ohana with an annual base salary of $225,000, payable on our regularly scheduled payday. Mr. Ohana will be eligible for an annual performance cash bonus of up to 20% of his annual base salary based on meeting pre-determined periodic key performance indicators every year set by the mutual agreement of our Chief Executive Officer, our Board, and Mr. Ohana. Mr. Ohana will also be eligible to receive aggregate annual equity performance awards under our 2024 Incentive Compensation Plan equal to 20% of his annual base salary. Such awards will be comprised of restricted common stock, vesting in equal one-third increments on each anniversary of the grant date, in each instance subject to satisfying key performance indicators and other performance criteria and his continued employment with us on the applicable vesting date. All equity performance awards are subject to our “clawback” policy. Mr. Ohana is entitled to a monthly electric vehicle allowance of up to $250 per month, and other employee benefits in accordance with our policies.

If Mr. Ohana’s employment is terminated by us other than for Cause (which includes willful material misconduct and willful failure to materially perform his responsibilities to our company), he is entitled to receive severance equal to the number of months of his actual employment under the employment agreement prior to the termination capped at a maximum payment of six months of his base salary.

As part of his employment letter, Mr. Ohana entered into our standard Employee Confidentiality, Non-Disclosure and Intellectual Property Ownership Agreement prohibiting Mr. Ohana from disclosure of confidential and/or proprietary information or trade secrets relating to the operations, products, and services of our company and our customers, and acknowledging that all intellectual property developed by him relating to our business constitutes our exclusive property. Mr. Ohana further agreed that, during his employment with our company and for 12 months thereafter, he will not engage in any capacity with any business that is competitive with our company but limited to certain geographical areas.

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Drew Hopkins Offer of Employment. On August 17, 2018, we entered into an Offer of Employment letter agreement with Drew Hopkins. Pursuant to the terms of the letter agreement, Mr. Hopkins was offered employment on an “at-will” basis, initially as the Head of Marketing and currently as our Chief Operating Officer. Mr. Hopkins’ annual base salary is currently $185,000. In addition, Mr. Hopkins is eligible for a discretionary bonus of $30,000 every six months, contingent on meeting certain enrollment and utilization targets, as well as overall individual and company performance, and to participate in our incentive compensation plan. Mr. Hopkins also entered into an Employee Proprietary Information and Inventions Agreement prohibiting him from disclosure of confidential and/or proprietary information or trade secrets relating to the operations, products, and services of our company and our customers, and acknowledging that all intellectual property developed by him relating to our business constitutes our exclusive property.

Michael P. Rama is currently serving as our part-time Chief Financial Officer. To date, Blink Charging has compensated Mr. Rama for his services performed for our company as a consolidated subsidiary of Blink Charging.

Outstanding Equity Awards at December 31, 2023

No stock options or other equity awards were granted to any of our named executive officers during the year ended December 31, 2023, and no such awards were outstanding as of such date.

2024 Incentive Compensation Plan

Our 2024 Incentive Stock Plan is designed to assist our company and our subsidiaries and other designated affiliates, which we refer to as Related Entities, in attracting, motivating, retaining (including through designated retention awards), and rewarding high-quality executives, employees, officers, directors, and individual consultants who provide services to our company or our Related Entities, by enabling such persons to acquire or increase a proprietary interest in our company to strengthen the mutuality of interests between such persons and our stockholders, and providing such persons with performance incentives to expend their maximum efforts in the creation of stockholder value.

Under the plan, we may grant stock options, SARs, restricted stock, RSUs, shares granted as a bonus or in lieu of another award, dividend equivalents, and other stock-based awards or performance awards. The persons eligible to receive awards under the plan consist of officers, directors, employees, and consultants of our company who are natural persons providing bona fide services to our company or any of our Related Entities and whose services are not in connection with the offer or sale of securities in a capital raising transaction, and do not directly or indirectly promote or maintain a market for shares of our common stock. The material features of the plan are outlined below.

Shares available for awards; adjustments. The aggregate number of shares of common stock available for issuance under the plan is 3,000,000 shares, plus the lesser of (i) 2% of the number of shares outstanding as of the end of each of our fiscal years or (ii) such lesser number of shares as the compensation committee may determine. We expect any shares that are subject to an award under the plan will be counted against this limit as one share for every one share granted.

If any shares subject to (i) any award under the plan, or after the effective date of the plan are forfeited, expire, or otherwise terminate without issuance of such shares, (ii) any shares subject to any award that are withheld to satisfy the applicable withholding taxes resulting from the grant, exercise, and/or vesting of such award, or (iii) any award under the plan that could have been settled with shares is settled for cash or otherwise does not result in the issuance of all or a portion of the shares, the shares to which those awards were subject, will, to the extent of such forfeiture, expiration, termination, cash settlement, or non-issuance, again be available for delivery with respect to awards under the plan. Any share that again becomes available for delivery pursuant to the provisions described above will be added back as one share.

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The administrator of the plan is authorized to adjust the limitations on the number of shares of common stock available for issuance under the plan and the individual limitations on the amount of certain awards (other than the $100,000 limitation with respect to incentive stock option awards) and will adjust outstanding awards (including adjustments to exercise prices of options and other affected terms of awards) to the extent it deems equitable in the event that any extraordinary dividend or other distribution (whether in cash, shares of common stock, or other property), recapitalization, forward or reverse split, reorganization, merger, consolidation, spin-off, combination, repurchase, share exchange, or other similar corporate transaction or event affects our common stock so that an adjustment is appropriate.

Administration. The plan is to be administered by the compensation committee of our Board of Directors; except, if our Board of Directors fails to designate a compensation committee or if there are no longer any members on the compensation committee so designated by our Board of Directors, or for any other reason determined by our Board of Directors, then our Board of Directors will serve as the committee. Subject to the terms of the plan, our compensation committee is authorized to select eligible persons to receive awards, grant awards, determine the type, number and other terms and conditions of, and all other matters relating to, awards, prescribe award agreements (which need not be identical for each participant), and the rules and regulations for the administration of the plan, construe and interpret the plan and award agreements, correct defects, supply omissions or reconcile inconsistencies therein, and make all other decisions and determinations as our compensation committee may deem necessary or advisable for the administration of the plan.

Stock options and stock appreciation rights. Our compensation committee is authorized to grant stock options, including both incentive stock options, or ISOs, which can result in potentially favorable tax treatment to the participant, and non-qualified stock options, and SARs entitling the participant to receive the amount by which the fair market value of a share of our common stock on the date of exercise exceeds the grant price of the SAR. The exercise price per share subject to an option and the grant price of a SAR are determined by our compensation committee, provided that the exercise price per share of an option and the grant price per share of a SAR will be no less than 100% of the fair market value of a share of our common stock on the date such option or SAR is granted. An option granted to a person who owns or is deemed to own stock representing 10% or more of the voting power of all classes of stock of our company or any parent company (sometimes referred to as a “10% owner”) will not qualify as an ISO unless the exercise price for the option is not less than 110% of the fair market value of a share of our common stock on the date such ISO is granted.

The maximum term of each option or SAR, the times at which each option or SAR will be exercisable, and provisions requiring forfeiture of unexercised options or SARs at or following termination of employment generally are fixed by our compensation committee, except that no option or SAR may have a term exceeding ten years, and no ISO granted to a 10% owner (as described above) may have a term exceeding five years (to the extent required by the Code at the time of grant). Methods of exercise and settlement and other terms of options and SARs are determined by our compensation committee. Our compensation committee, thus, has the discretion to permit the exercise price of options awarded under the plan to be paid in cash, shares, other awards or other property (including loans to participants).

Restricted stock. Our compensation committee is authorized to grant restricted stock. Restricted stock is a grant of shares of our common stock, which are subject to such risks of forfeiture and other restrictions as our compensation committee may impose, including time or performance restrictions or both. A participant granted restricted stock generally has all of the rights of a stockholder of our company (including voting and dividend rights), unless otherwise determined by our compensation committee.

Restricted stock units. Our compensation committee is authorized to grant restricted stock units, or RSUs. An award of RSUs confers upon a participant the right to receive shares of our common stock or cash equal to the fair market value of the specified number of shares covered by the RSUs at the end of a specified deferral period, subject to such risks of forfeiture and other restrictions as our compensation committee may impose. Prior to settlement, an award of RSUs carries no voting or dividend rights or other rights associated with share ownership, although dividend equivalents may be granted.

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Dividend equivalents. Our compensation committee is authorized to grant dividend equivalents conferring on participants the right to receive, currently or on a deferred basis, cash, shares of common stock, other awards, or other property equal in value to dividends paid on a specific number of shares of common stock or other periodic payments. Dividend equivalents may be granted in connection with another award (other than stock options and SARs), may be paid currently or on a deferred basis and, if deferred, may be deemed to have been reinvested in additional shares of common stock, awards, or otherwise as specified by our compensation committee.

Shares granted as a bonus or in lieu of another award. Our compensation committee is authorized to grant shares of our common stock as a bonus free of restrictions, or to grant shares of our common stock or other awards authorized under the plan in lieu of our obligations to pay cash under the plan or other plans or compensatory arrangements.

Other stock-based awards. Our compensation committee is authorized to grant awards that are denominated or payable in, valued by reference to, or otherwise based on or related to shares of our common stock. Our compensation committee determines the terms and conditions of such awards.

Performance awards. Our compensation committee is authorized to grant performance awards to participants on terms and conditions established by our compensation committee. Performance criteria to be achieved during any performance period and the length of the performance period will be determined by our compensation committee upon the grant of the performance award. Performance awards may be valued by reference to a designated number of shares (in which case they are referred to as performance shares) or by reference to a designated amount of property including cash (in which case they are referred to as performance units). Performance awards may be settled by delivery of cash, shares of our common stock or other property, or any combination thereof, as determined by our compensation committee.

Other terms of awards. Awards may be settled in the form of cash, shares of our common stock, other awards, or other property, in the discretion of our compensation committee. Our compensation committee may require or permit participants to defer the settlement of all or part of an award in accordance with such terms and conditions as our compensation committee may establish, including payment or crediting of interest or dividend equivalents on deferred amounts, and the crediting of earnings, gains, and losses based on deemed investment of deferred amounts in specified investment vehicles. Our compensation committee is authorized to place cash, shares of our common stock, or other property in trusts or make other arrangements to provide for payment of our obligations under the plan. Our compensation committee may condition any payment relating to an award on the withholding of taxes and may provide that a portion of any shares of our common stock or other property to be distributed will be withheld (or previously acquired shares of common stock or other property be surrendered by the participant) to satisfy withholding and other tax obligations. Awards granted under the plan generally may not be pledged or otherwise encumbered and are not transferable except by will or by the laws of descent and distribution, or to a designated beneficiary upon the participant’s death, except that our compensation committee may, in its discretion, permit transfers subject to any terms and conditions our compensation committee may impose thereon.

Acceleration of vesting; change in control. Subject to certain limitations contained in the plan, including those described in the following paragraph, our compensation committee may, in its discretion, accelerate the exercisability, the lapsing of restrictions or the expiration of deferral or vesting periods of any award. In the event of a “change in control” of our company, as defined in the plan, any restrictions, deferral of settlement, and forfeiture conditions applicable to an award will not lapse, and any performance goals and conditions applicable to an award will not be deemed to have been met, as of the time of the change in control, unless either (i) we are the surviving entity in the change in control and the award does not continue to be outstanding after the change in control on substantially the same terms and conditions as were applicable immediately prior to the change in control or (ii) the successor company does not assume or substitute for the applicable award, as determined in accordance with the terms of the plan. In the event of a change in control and either, (i) we are the surviving entity in the change in control and the award does not continue to be outstanding after the change in control on substantially the same terms and conditions as were applicable immediately prior to the change in control or (ii) the successor company does not assume or substitute for the applicable award, as determined in accordance with the terms of the plan, the applicable award agreement may provide that any restrictions, deferral of settlement, and forfeiture conditions applicable to an award will lapse, and any performance goals and conditions applicable to an award shall be deemed to have been met, as of the time of the change in control. If the award continues to be outstanding after the change in control on substantially the same terms and conditions as were applicable immediately prior to the change in control, or the successor company assumes or substitutes for the applicable award, as determined in accordance with the plan, the applicable award agreement may provide that with respect to each award held by such participant at the time of the change in control, in the event a participant’s employment is terminated without “cause” by our company or any Related Entity or by such successor company or by the participant for “good reason,” as those terms are defined in the plan, within 24 months following such change in control, any restrictions, deferral of settlement, and forfeiture conditions applicable to each such award will lapse, and any performance goals and conditions applicable to each such award will be deemed to have been met, as of the date on which the participant’s employment is terminated.

Amendment and termination. Our Board of Directors may amend, alter, suspend, discontinue, or terminate the plan or our compensation committee’s authority to grant awards without further stockholder approval, except that stockholder approval must be obtained for any amendment or alteration if such approval is required by law or regulation or under the rules of any stock exchange or quotation system on which shares of our common stock are then listed or quoted; provided that, except as otherwise permitted by the plan or an award agreement, without the consent of an affected participant, no such action by our Board of Directors may materially and adversely affect the rights of such participant under the terms of any previously granted and outstanding award. The plan will terminate at the earliest of (i) such time as no shares of common stock remain available for issuance under the plan, (ii) termination of the plan by our Board of Directors, or (iii) the tenth anniversary of the effective date of the plan.

Director Compensation

Following the closing of this offering, we intend to compensate each non-employee director through annual stock option grants or other equity-based awards, and/or in combination with a cash fee. Currently, our directors do not receive salaries or fees for serving on our board of directors, nor do they receive any compensation for serving on committees. No compensation was paid to our directors in the year ended December 31, 2023 and through December 2, 2024. Our board of directors will review director compensation annually and adjust it according to then current market conditions and good business practices.

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PRINCIPAL STOCKHOLDERS

The following table and footnotes set forth certain information with respect to the beneficial ownership of our common stock as of December 2, 2024, referred to in the table below as the “Beneficial Ownership Date,” and as adjusted to reflect the sale of shares of our common stock offered by this prospectus and shares of common stock to be issued by us to the former stockholders of Envoy Technologies contemporaneously with the closing of this offering, by:

●	each person who is known to be the beneficial owner of 5% or more of the outstanding shares of our common stock;

●	each member of our board of directors or director nominees and each of our named executive officers individually; and

●	all our directors, director nominees and executive officers as a group.

Beneficial ownership is determined in accordance with the SEC’s rules. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to stock options or warrants held by that person that are currently exercisable or exercisable within 60 days of the Beneficial Ownership Date and shares of restricted stock subject to vesting until the occurrence of certain events, including the closing of this offering, are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Percentage of beneficial ownership is based on ______ shares of common stock outstanding as of the Beneficial Ownership Date and ______ shares of common stock outstanding immediately after this offering, assuming that the underwriters will not exercise their option to purchase up to ______ additional shares of our common stock from us in full.

To our knowledge, except as set forth in the footnotes to this table and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to the shares set forth opposite such person’s name. Except as otherwise indicated, the address of each of the persons in this table is c/o Envoy Technologies, Inc., 8575 Washington Blvd., Culver City, California 90232.

Name of Beneficial Owner	Shares Beneficially Owned Prior to Offering	Percentage Beneficially Owned Before Offering	Percentage Beneficially Owned After Offering

Blink Charging Co.(1)

Aric Ohana

Drew Hopkins

Michael P. Rama

Brendan S. Jones

Jack Levine

All directors and executive officers as a group (five persons)

*	Less than 1% of outstanding shares of common stock.

(1)	The number of shares beneficially owned prior to the offering is presently an approximate number. Brendan S. Jones, the President and Chief Executive Officer of Blink Charging, possesses voting and investment power with respect to the shares of our common stock held by Blink Charging. Blink Charging’s address is 5081 Howerton Way, Suite A, Bowie, Maryland 20715.

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CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Policies and Procedures for Transactions with Related Persons

Our board of directors intends to adopt a written related person transaction policy to set forth the policies and procedures for reviewing and approving or ratifying related person transactions. Related persons include any executive officer, director, or a holder of more than 5% of our common stock, including any of their immediate family members and any entity owned or controlled by such persons. Related person transactions refer to any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships in which (i) we were or are to be a participant, (ii) the amount involved exceeds $120,000, and (iii) a related person had or will have a direct or indirect material interest. Related person transactions include, without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness, and employment by us of a related person, in each case subject to certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act.

We expect that the policy will provide that in any related person transaction, our audit committee, and board of directors will consider all of the available material facts and circumstances of the transaction, including: the direct and indirect interests of the related persons; in the event the related person is a director (or immediate family member of a director or an entity with which a director is affiliated), the impact that the transaction will have on a director’s independence; the risks, costs and benefits of the transaction to us; and whether any alternative transactions or sources for comparable services or products are available. After considering all such facts and circumstances, our audit committee and board of directors will determine whether approval or ratification of the related person transaction is in our best interests. For example, if our audit committee determines that the proposed terms of a related person transaction are reasonable and at least as favorable as could have been obtained from unrelated third parties, it will recommend to our board of directors that such transaction be approved or ratified. In addition, once we become a public company, if a related person transaction will compromise the independence of one of our directors, our audit committee may recommend that our board of directors reject the transaction if it could affect our ability to comply with securities laws and regulations or Nasdaq listing requirements.

Each transaction described in “Certain Relationships and Related Party Transactions” was entered into prior to the adoption of our audit committee charter and the foregoing policy proposal.

Related Party Transactions

Blink Charging

On ______ 2024, we entered into a revolving loan agreement with Blink Charging, pursuant to which we may borrow from time to time, prior to _______, 202__ or the completion of this offering, up to ________ from Blink Charging to be used by us to fund our working capital needs, including technology development and other growth initiatives in connection with our electric car-sharing service and platform. Borrowings under the agreement are unsecured and bear interest at a market rate reflecting Blink Charging’s cost of borrowing such funds (currently ___%), with accrued interest added to the outstanding principal amount. The principal balance outstanding is due on ______, 202__, subject to mandatory prepayment of principal and interest, in whole or in part, from the net cash proceeds of any public or private, equity or debt financing made by us at any time before maturity. Blink Charging’s obligation to lend funds to us is subject to a number of conditions, including review by Blink Charging of the proposed use of such proceeds by us. As of September __, 2024, the principal balance of the loan, together with accrued interest, totaled $_____. We intend to repay Blink Charging the sum of $______ from the net proceeds of this offering to reduce the outstanding balance under the revolving loan agreement.

Before the closing of this offering, we will enter into a transition services agreement with Blink Charging under which Blink Charging will provide us with experienced personnel and related resources in connection with administrative, management and technical services, as may be necessary or desirable, or as we may reasonably request or require, in connection with the business and operations of our company as a stand-alone public entity, for up to 12 months following this offering.

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Additionally, before the closing of this offering, we will enter into an exclusivity agreement to procure essential charging station requirements, including hardware, network services, operational infrastructure, and comprehensive support, exclusively from Blink Charging. The term of this agreement will extend for five years after the closing date of this offering.

Envoy Mobility

In April 2022, we entered into a master software development and license agreement with Mobility, pursuant to which we were engaged to provide a mobile application to assist a subsidiary of Mobility in its car-sharing operations in the City of Los Angeles. Under the terms of the agreement, we retained all rights, title, and interest in the mobile application and agreed to license the mobile application to Mobility for a term of ten years. In exchange for the development of the mobile application and the license to use such mobile application, Mobility agreed to pay us $272,000 in cash over four months and certain monthly license fees and to reimburse us for all reasonable out-of-pocket expenses approved by Mobility. Additionally, during the period that we were developing the mobile application, Blink Charging issued two 6% secured convertible promissory notes to us in the aggregate principal amount of $1.25 million (the “Initial Notes”). The notes bear interest at a rate of 6% per annum and mature five years from the date of issuance unless a change of control or financing occurred prior to the fifth anniversary of issuance.

In June 2022, Blink Charging entered into a letter of intent with us, pursuant to which, subject to negotiation and execution of a definitive agreement, Mobility would acquire our company. In September 2022, Blink Charging entered into two letter agreements with us, pursuant to which (i) we agreed to accelerate the development of the mobile application in anticipation of our potential acquisition by Mobility, and Blink Charging agreed to extend additional loans to our company to enable us to accelerate such development, and (ii) Blink Charging agreed to extend to us additional 6% secured convertible promissory notes of up to $950,000 in principal amount for hiring developers and to support our operations until the development of the mobile application was completed and accepted by Mobility. Blink Charging ultimately issued 6% secured convertible promissory notes to our company in an aggregate principal amount of $942,000 (the “Grid Notes”), which increased the total principal amount loaned by Blink Charging to us to $2.192 million in 2022.

In connection with our acquisition by Mobility in April 2023, the Initial Notes were repaid in full and $200,000 in principal amount of the Grid Notes was repaid from cash consideration. As of September 30, 2024, the principal balance of the Grid Notes remaining outstanding was $_____. The Grid Notes mature five years from the date of issuance.

On April 18, 2023, Blink Charging completed the acquisition of all the outstanding shares of capital stock of our company through its Mobility subsidiary, pursuant to the Envoy Technologies Merger Agreement.

Under the terms of the Envoy Technologies Merger Agreement, Mobility paid $6,000,000 in cash and delivered to the former Envoy Technologies stockholders two promissory notes: (i) a promissory note in the principal amount of $5,000,000 due on the earlier of April 18, 2024 and the closing date of a “qualified IPO,” and (ii) a promissory note in the principal amount of $2,000,000 due on the earlier of October 18, 2024 and the closing date of a “qualified IPO.” In April 2024, Mobility repaid the full principal and accrued interest owing under both promissory notes.

Additionally, Mobility agreed that in the event an initial public occurred on or before August 18, 2024, to issue $18,500,000 of shares of its common stock or of its successor’s common stock to the former Envoy Technologies stockholders (the “Envoy Acquisition Stock Issuance”). The dollar amount value of shares of common stock would increase to $21,000,000 or $22,500,000 worth of shares if the offering occurs after August 18, 2024 through December 18, 2024 or after December 18, 2024 through April 18, 2025, respectively. We are the issuer in this offering as the successor of the EV-sharing business and assets of Mobility and have entered into an Intracompany Transfer Agreement with Blink Charging and other subsidiaries to consolidate all of the properties, assets, business and goodwill relating to EV car-sharing into our company. The payment of shares of our common stock will be at the same price as the initial public offering price per share of the common stock in this offering and will be issued contemporaneously with the closing of this offering.

Certain Relationships

Aric Ohana, the Chief Executive Officer of our company, previously served in a similar capacity with Envoy Technologies prior to its acquisition by Blink Charging and owned shares of the company. He will receive ____ shares of our common stock from the Envoy Acquisition Stock Issuance. No former Envoy Technologies stockholder will own beneficially more than 5% of our outstanding common stock after giving effect to this offering and the Envoy Acquisition Stock Issuance.

Two of our directors are also affiliates of Blink Charging, and our Chief Financial Officer is also the Chief Financial Officer of Blink Charging.

Indemnification Agreements

We intend to enter into an indemnification agreement with each of our directors and executive officers. The indemnification agreements and our certificate of incorporation and bylaws require us to indemnify our directors and executive officers to the fullest extent permitted by Delaware law.

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DESCRIPTION OF CAPITAL STOCK

The following description summarizes important terms of our capital stock. For a complete description, you should refer to our certificate of incorporation and bylaws, forms of which are incorporated by reference to the exhibits to the registration statement of which this prospectus is a part, as well as the relevant portions of Delaware law. References to our certificate of incorporation and bylaws are to our certificate of incorporation and our bylaws, respectively, each of which will become effective prior to the distribution of a preliminary prospectus for this offering.

General

Upon the closing of this offering, our authorized capital stock will consist of 60,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share, all of which shares of preferred stock are undesignated. Our board of directors may establish the rights and preferences of the preferred stock from time to time. Immediately prior to the closing of this offering, there will be approximately ________ shares of common stock issued and outstanding, held by Blink Charging, and no shares of preferred stock issued or outstanding.

Common Stock

Each holder of our common stock is entitled to one vote for each share on all matters to be voted upon by the stockholders and there are no cumulative rights. Subject to any preferential rights of any outstanding preferred stock, holders of our common stock are entitled to receive ratably the dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. If there is a liquidation, dissolution or winding up of our company, holders of our common stock would be entitled to share in our assets remaining after the payment of liabilities and any preferential rights of any outstanding preferred stock.

Holders of our common stock have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of our common stock will be fully paid and non-assessable. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future.

Preferred Stock

Under the terms of our certificate of incorporation, our board of directors is authorized to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible future acquisitions and other corporate purposes, will affect, and may adversely affect, the rights of holders of common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock on the rights of holders of common stock until the board of directors determines the specific rights attached to that preferred stock. The effects of issuing preferred stock could include one or more of the following:

●	restricting dividends on the common stock;

●	diluting the voting power of the common stock;

●	impairing the liquidation rights of the common stock; or

●	delaying or preventing changes in control or management of our company.

We have no present plans to issue any shares of preferred stock.

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Effect of Certain Provisions of our Charter and Bylaws and the Delaware Anti-Takeover Statute

Certain provisions of Delaware law, our certificate of incorporation and our bylaws contain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, may have the effect of discouraging coercive takeover practices and inadequate takeover bids. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

No cumulative voting

The Delaware General Corporation Law provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our certificate of incorporation provides otherwise. Our certificate of incorporation and bylaws prohibit cumulative voting in the election of directors.

Undesignated preferred stock

The ability to authorize undesignated preferred stock makes it possible for our board of directors to issue one or more series of preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company.

Calling of special meetings of stockholders and action by written consent

Our charter documents provide that a special meeting of stockholders may be called only by resolution adopted by our board of directors, chairman of the board of directors or chief executive officer or upon the written request of stockholders owning at least 33 1/3% of the outstanding common stock. Stockholder owning less than such required amount may not call a special meeting, which may delay the ability of our stockholders to force consideration of a proposal or for holders controlling a majority of our capital stock to take any action, including the removal of directors.

Our charter documents provide that any action required or permitted to be taken by the stockholders of the company must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing by the stockholders.

Requirements for advance notification of stockholder nominations and proposals

Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. However, our bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

Amendment of certificate of incorporation and bylaws

The amendment of certain provisions (including the above provisions) of our certificate of incorporation and bylaws requires approval by holders of at least two-thirds of our outstanding capital stock entitled to vote generally in the election of directors.

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Section 203 of the Delaware General Corporation Law

Upon completion of this offering, we will be subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

● before the stockholder became interested, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

● upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances, but not the outstanding voting stock owned by the interested stockholder; or

● At or after the time the stockholder became interested, the business combination was approved by our board of directors and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

● any merger or consolidation involving the corporation and the interested stockholder;

● any sale, transfer, lease, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

● subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

● subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; and

● the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Choice of Forum

Our certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or if no Court of Chancery located within the State of Delaware has jurisdiction, the Federal District Court for the District of Delaware) will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by our directors, officers, or other employees to us or to our stockholders, (iii) any action asserting a claim against us or any director, officer or other employee arising pursuant to any provision of the Delaware General Corporation Law, our certificate of incorporation or bylaws or (iv) any action asserting a claim against us or any director, officer or other employee that is governed by the internal affairs doctrine. It is possible that a court could rule that this provision is not applicable or is unenforceable. Any person or entity purchasing or otherwise acquiring shares of our capital stock will be deemed to have notice of and consented to this provision of our certificate of incorporation. However, this sole and exclusive forum provision will not apply in those instances where there is exclusive federal jurisdiction, including but not limited to certain actions arising under the Securities Act or the Exchange Act.

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Limitations on Liability and Indemnification of Officers and Directors

The Delaware General Corporation Law limits or eliminates the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties as directors. Our bylaws include provisions that require the company to indemnify our directors or officers against monetary damages for actions taken as a director or officer of our company. We are also expressly authorized to carry directors’ and officers’ insurance to protect our directors, officers, employees, and agents for certain liabilities. Our certificate of incorporation does not contain any limiting language regarding director immunity from liability.

The limitation of liability and indemnification provisions under Delaware General Corporation Law and our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. These provisions may also reduce the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. However, these provisions do not limit or eliminate our rights, or those of any stockholder, to seek non-monetary relief such as injunction or rescission in the event of a breach of a director’s fiduciary duties. Moreover, the provisions do not alter the liability of directors under the federal securities laws. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, we pay the costs of settlement and damage awards against directors and officers under these indemnification provisions.

Exchange Listing

We intend to list our shares of common stock for trading on The Nasdaq Capital Market under the symbol “EVOY.” This listing is a condition to completing the offering.

Transfer Agent and Registrar

Upon the completion of this offering, the transfer agent and registrar for our common stock will be ClearTrust, LLC, 16540 Pointe Village Drive, Suite 210, Lutz, Florida 33558.

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SHARES ELIGIBLE FOR FUTURE SALE

No public market existed for our common stock prior to this offering. Future sales of substantial amounts of shares of our common stock, including shares issued upon the exercise of outstanding stock options, in the public market after our initial public offering, or the possibility of these sales occurring, could cause the prevailing market price for our common stock to fall or impair our ability to raise equity capital in the future.

We will have ______ shares of common stock outstanding immediately after the completion of this offering based on the number of shares outstanding on December 2, 2024 and assuming no exercise of outstanding stock options after such date (or ______ shares if the underwriters exercise their over-allotment option to purchase additional shares in full). Of those shares, the ______ shares of common stock sold in the offering (or ______ shares if the underwriters exercise their over-allotment option to purchase additional shares in full) will be freely transferable without restriction, unless purchased by persons deemed to be our “affiliates” as that term is defined in Rule 144 under the Securities Act. Any shares purchased by an affiliate may not be resold except pursuant to an effective registration statement or an applicable exemption from registration, including an exemption under Rule 144 promulgated under the Securities Act. The remaining ______ shares of common stock to be outstanding immediately following the completion of this offering are “restricted,” which means they were initially sold in offerings not registered under the Securities Act. Restricted shares may be sold through registration under the Securities Act or under an available exemption from registration, such as provided through Rule 144, which rules are summarized below. Taking into account the lock-up agreements described below, and assuming the underwriter does not release any stockholders from the lock-up agreements, the restricted shares of our common stock will be available for sale in the public market as follows:

●	______ shares will be eligible for sale immediately upon completion of this offering;

●	______ shares will become eligible for sale, subject to the provisions of Rule 144 or Rule 701, upon the expiration of lock-up agreements not to sell such shares entered into between the underwriter and such stockholders beginning 180 days after the date of this prospectus; and

●	______ additional shares will be eligible for sale from time to time thereafter upon expiration of their respective six-month holding periods.

Rule 144

In general, under Rule 144 of the Securities Act, as in effect on the date of this prospectus, a person (or persons whose shares are aggregated) who has beneficially owned restricted stock for at least six months, will be entitled to sell in any three-month period a number of shares that does not exceed the greater of:

●	1% of the number of shares of common stock then outstanding (______ shares immediately after this offering or ______ shares if the underwriters’ over-allotment option to purchase additional shares is exercised in full); or

●	the average weekly trading volume of our common stock on Nasdaq during the four calendar weeks immediately preceding the date on which the notice of sale is filed with the SEC.

Subject to the lock-up agreements described above, our affiliates who have beneficially owned shares of our common stock for at least six months, including the holding period of any prior owner other than one of our affiliates, will be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

●	1% of the number of shares of common stock then outstanding, which will equal approximately ______ shares immediately after this offering; and

●	the average weekly trading volume of our common stock on Nasdaq during the four calendar weeks preceding the date of filing of a Notice of Proposed Sale of Securities Pursuant to Rule 144 with respect to the sale.

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Sales pursuant to Rule 144 are subject to requirements relating to manner of sale, notice and availability of current public information about us. A person (or persons whose shares are aggregated) who is not deemed to be an affiliate of ours for 90 days preceding a sale, and who has beneficially owned restricted stock for at least one year is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Rule 144 will not be available to any stockholders until we have been subject to the reporting requirements of the Exchange Act for 90 days.

Form S-8 Registration Statement

Following the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register the shares of our common stock that are issuable pursuant to our 2024 Incentive Compensation Plan. Shares covered by this registration statement will be eligible for sale in the public markets, subject to vesting restrictions, any applicable lock-up agreements described below and Rule 144 limitations applicable to affiliates.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resale of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers, directors or consultants who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares. However, substantially all Rule 701 shares are subject to lock-up agreements as described below and under “Underwriting” included in this prospectus and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

Lock-Up Agreements

All of the executive officers and directors and all of our stockholders have agreed that, without the prior written consent of the underwriter, we and they will not, during the period ending 180 days after the date of this prospectus:

●	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exercisable or exchangeable for our common stock; or

●	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock;

whether any transaction described above is to be settled by delivery of shares of our common stock or such other securities, in cash or otherwise. This agreement is subject to certain exemptions, as set forth in the section entitled “Underwriting.”

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UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement between us and the underwriters named below, for whom Roth Capital Partners, LLC is acting as the representative (the “Representative”), we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, the number of shares of our common stock listed next to its name in the following table:

Underwriter	Number of Shares
Roth Capital Partners, LLC

Total

Under the terms of the underwriting agreement, the underwriters are committed to purchase all of the shares offered by this prospectus (other than the shares subject to the underwriters’ option to purchase additional shares), if the underwriters buy any of such shares. The underwriters’ obligation to purchase the shares is subject to certain conditions, including, among others, the continued accuracy of representations and warranties made by us in the underwriting agreement, delivery of legal opinions, and the absence of any material changes in our assets, business, or prospects after the date of this prospectus.

The underwriters initially propose to offer the common stock directly to the public at the public offering price set forth on the front cover page of this prospectus and to certain dealers at such offering price less a concession not to exceed $____ per share. After the initial public offering of the shares of our common stock, the offering price and other selling terms may be changed by the underwriters. Sales of shares of our common stock made outside the United States may be made by affiliates of certain of the underwriters.

We have been advised by the representative of the underwriters that the underwriters intend to make a market in our securities but that they are not obligated to do so and may discontinue making a market at any time without notice. In connection with the offering, the underwriters or certain of the securities dealers may distribute prospectuses electronically.

Over-Allotment Option

We have granted the underwriters an option to purchase up to ______ additional shares of our common stock at the same price per share as they are paying for the shares shown in the table above. The underwriters may exercise this option in whole or in part at any time within 45 days after the date of the underwriting agreement. To the extent the underwriters exercise this option, each underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares proportionate to that underwriters’ initial commitment as indicated in the table at the beginning of this section plus, if any underwriter defaults in its obligation to purchase shares under the underwriting agreement, certain additional shares.

Discounts and Commissions

The underwriting discount is equal to the public offering price per share, less the amount paid by the underwriters to us per share. The underwriting discount was determined through an arms’ length negotiation between us and the underwriters. We have agreed to sell the shares of common stock in this offering to the underwriters at the initial public offering price of $____ per share, which represents the initial public offering price of the shares of common stock set forth on the cover page of this prospectus less a 7.0% underwriting discount.

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The following table shows the per share and total underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of our common stock.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us:	$	$	$
Total	$	$	$
Proceeds, before expenses, to us	$	$	$

We estimate that the total expenses of the offering payable by us, excluding underwriting discounts and commissions, will be approximately $_____. We have agreed to reimburse the underwriters for certain of their expenses, including fees of their counsel in connection with this offering, in an amount not to exceed $90,000.

In addition, we have also agreed to pay or reimburse the underwriters for certain of the underwriters’ out-of-pocket expenses relating to the offering, including legal and financial due diligence fees associated with it. All fees already paid shall be reimbursable to us to the extent not actually incurred. Further, pursuant to the underwriting agreement, the underwriters’ obligations are subject to customary conditions, representations, and warranties contained in the underwriting agreement, such as receipt by the underwriters of officers’ certificates and legal opinions.

Underwriter Warrants

We have agreed to issue warrants to the Representative or its designees (the “Underwriter Warrants”) to purchase a number of shares of common stock equal to 7.0% of the total number of shares of common stock sold in this offering, including shares of common stock issued upon exercise of underwriters’ over-allotment option. Such Underwriter Warrants will have an exercise price equal to 120% of the public offering price of the shares of common stock sold in this offering. The Underwriter Warrants are exercisable commencing six months following the date of commencement of sales of the offering and for a period of three years following the date of commencement of sales of the offering, in whole or in part. The shares of common stock underlying the Underwriter Warrants have resale registration rights including one demand at our expense and one demand at the holders’ expense, and unlimited “piggy-back” rights for periods of five and seven years, respectively, from the commencement of sales of this offering. In compliance with FINRA Rule 5110(g)(8), such registration rights are limited to demand and “piggyback” rights for periods of five and seven years, respectively, from the date of commencement of sales of the offering of which this prospectus forms a part, and such demand rights may be exercised on only one occasion.

The Underwriter Warrants and the underlying shares are deemed compensation by FINRA and are therefore subject to a lock-up for a period of 180 days immediately following the commencement of sales of this offering. Pursuant to FINRA 5110(e)(1), these securities may not be sold, transferred, assigned, pledged or hypothecated, nor may they be the subject of any hedging, short sale, derivative, put or call transaction that would result in the economic disposition of the securities by any person for a period of 180 days immediately following the commencement of sales of this offering except to any underwriter and selected dealer participating in the offering and their officers or partners, registered persons of affiliates or as otherwise permitted under FINRA Rule 5110(e)(2).

Stabilization

In accordance with Regulation M under the Exchange Act, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including short sales and purchases to cover positions created by short positions, stabilizing transactions, syndicate covering transactions, penalty bids, and passive market making.

●	Short positions involve sales by the underwriters of shares over the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters in over the number of shares they are obligated to purchase is not greater than the number of shares they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any short position by either exercising their option to purchase additional shares or purchasing shares in the open market.

●	Stabilizing transactions permit bids to purchase the underlying security as long as the stabilizing bids do not exceed a specific maximum price.

●	Syndicate covering transactions involve purchases of our common stock in the open market after the distribution has been completed to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which they may purchase shares through the underwriters’ option to purchase additional shares. If the underwriters sell more shares than could be covered by the underwriters’ option to purchase additional shares, thereby creating a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

●	Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate-covering transaction to cover syndicate short positions.

●	In passive market making, market makers in our common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchase shares of our common stock until the time, if any, at which a stabilizing bid is made.

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These activities may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result of these activities, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on Nasdaq or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the Representative will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Indemnification

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of such liabilities.

Discretionary Accounts

The underwriters have informed us that they do not expect to make sales to accounts over which they exercise discretionary authority in excess of 5% of the shares of our common stock being offered in this offering.

IPO Pricing

No public market existed for our common stock prior to this offering. The initial public offering price has been negotiated between us and the Representative. Among the factors considered in these negotiations are: the history of, and prospects for, us and the industry in which we compete; our past and present financial performance; an assessment of our management; the present state of our development; the prospects for our future earnings; the prevailing conditions of the applicable United States securities market at the time of this offering; previous trading prices for our common stock in the private market, and market valuations of publicly traded companies that we and the Representative believe to be comparable to us.

Lock-up Agreements

We have agreed that for a period of 180 days after the date of the underwriting agreement, we will not, without the prior written consent of the Representative, which may be withheld or delayed in the Representative’s sole discretion:

●	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, lend or otherwise dispose of or transfer, directly or indirectly, any of our common stock or any securities convertible into or exercisable or exchangeable for our common stock, or file any registration statement under the Securities Act with respect to any of the foregoing; or

●	enter into any swap or other arrangement that transfers to another, in whole or in part, directly or indirectly, any of the economic consequences of ownership of any of our common stock,

whether any such transaction described above is to be settled by delivery of shares of our common stock or such other securities, in cash or otherwise. The prior sentence will not apply to (i) the shares to be sold pursuant to the underwriting agreement, (ii) any shares of our common stock issued by us upon the exercise of an option or other security outstanding on the date hereof, (iii) such issuances of options or grants of restricted stock or other equity-based awards under our 2024 Incentive Compensation Plan and the issuance of shares issuable upon exercise of any such equity-based awards, and (iv) the filing by us of registration statements on Form S-8.

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Each of our directors and our executive officers has agreed that for a period ending 180 days after the date of the underwriting agreement, none of them will, without the prior written consent of the Representative which may be withheld or delayed in the Representative’s sole discretion:

●	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, lend or otherwise dispose of or transfer, directly or indirectly, any shares of our common stock, or any securities convertible into or exercisable or exchangeable for our common stock owned directly by such director or executive officer or with respect to which such director or executive officer has beneficial ownership; or

●	enter into any swap or other arrangement that transfers to another, in whole or in part, directly or indirectly, any of the economic consequences of ownership of our common stock, whether any such transaction described above is to be settled by delivery of our common stock or such other securities, in cash or otherwise.

Notwithstanding the prior sentence, subject to applicable securities laws and the restrictions contained in our charter, our directors and executive officers may transfer our securities: (i) pursuant to the exercise or conversion of our securities, including, without limitation, options and warrants; (ii) as a bona fide gift or gifts, provided that the donee or donees thereof agree to be bound in writing by the restrictions set forth above; (iii) to any trust for the direct or indirect benefit of such director or executive officer or the immediate family of such director or executive officer, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth above; (iv) any transfer required under any benefit plans or the Company’s charter or bylaws; (v) as required by participants in our 2024 Incentive Compensation Plan to reimburse or pay federal income tax and withholding obligations in connection with vesting of restricted stock grants or the exercise of stock options or warrants; or (vi) in or in connection with any merger, consolidation, combination or sale of all or substantially all of our assets or in connection with any tender offer or other offer to purchase at least 50% of our common stock.

Notwithstanding the foregoing, nothing shall prevent our directors or executive officers from, or restrict their ability to, (i) purchase our securities in a public or private transaction, or (ii) exercise or convert any options, warrants or other convertible securities issued to or held by such director or executive officer, including those granted under our 2024 Incentive Compensation Plan.

Other Relationships

Roth Capital Partners has provided, and may in the future provide, various investment banking and other financial advisory services for us and our affiliates for which services it has received, and may receive in the future, customary fees. Specifically, Roth Capital Partners is acting as a selling agent for Blink Charging in connection with its “ATM” equity offering program and acted as an underwriter for Blink Charging in connection with its public offerings in February 2023 and January 2021. Other than the foregoing, Roth Capital Partners does not have any material relationship with us or any of our officers, directors or controlling persons, except with respect to our contractual relationship with Roth Capital Partners in connection with this offering.

Roth Capital Partners, as the Representative, may release, or authorize us to release, as the case may be, the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice.

Electronic Distribution

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters or selling group members, if any, participating in the offering. The Representative may allocate a number of shares to the underwriters and selling group members, if any, for sale to their online brokerage account holders. Any such allocations for online distributions will be made by the representative on the same basis as other allocations.

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Listing

In connection with this offering, we intend to list our shares of common stock for trading on The Nasdaq Capital Market under the symbol “EVOY.” There is no assurance, however, that our common stock will be listed on The Nasdaq Capital Market or any other national securities exchange. This listing is a condition to completing the offering.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is ClearTrust, LLC.

Selling Restrictions

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45 106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31 103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment or supplement thereto) contains a misrepresentation, provided that the purchaser exercises the remedies for rescission or damages within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33 105 Underwriting Conflicts (NI 33 105), the underwriter is not required to comply with the disclosure requirements of NI 33 105 regarding underwriter conflicts of interest in connection with this offering.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each, a Relevant Member State, an offer to the public of any shares of our common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of our common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

●	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

●	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

●	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase any shares of our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

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United Kingdom

The underwriter has represented and agreed that:

●	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, or FSMA) received by it in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

●	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or the SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. Accordingly, no public distribution, offering or advertising, as defined in CISA, its implementing ordinances and notices, and no distribution to any non-qualified investor, as defined in CISA, its implementing ordinances and notices, shall be undertaken in or from Switzerland, and the investor protection afforded to acquirers of interests in collective investment schemes under CISA does not extend to acquirers of shares.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, or the ASIC, in relation to the offering.

This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons, the Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

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The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Section 145 of the Delaware General Corporation Law, as amended, authorizes us to indemnify any director or officer under certain prescribed circumstances and subject to certain limitations against certain costs and expenses, including attorney’s fees actually and reasonably incurred in connection with any action, suit or proceeding, whether civil, criminal, administrative or investigative, to which a person is a party by reason of being one of our directors or officers if it is determined that such person acted in accordance with the applicable standard of conduct set forth in such statutory provisions. Our certificate of incorporation contains provisions relating to the indemnification of director and officers and our bylaws extend such indemnities to the full extent permitted by Delaware law. We currently maintain insurance for the benefit of any director or officer, which covers claims for which we could not indemnify such persons.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for the issuer by Olshan Frome Wolosky LLP, New York, New York. The underwriters have been represented in connection with this offering by Loeb & Loeb LLP, New York, New York.

EXPERTS

The financial statements of Envoy Technologies, Inc. as of December 31, 2023 and the related statements of operations, changes in parent’s net investment and stockholders’ deficit and cash flows for the period from April 18, 2023 to December 31, 2023 (“Successor”) and as of December 31, 2022 (“Predecessor”) and the related statements of operations, changes in stockholders’ deficit and cash flows for the year ended December 31, 2022 and for the period from January 1, 2023 to April 17, 2023 (“Predecessor”) and the related notes to the financial statements (collectively referred to as the “financial statements”) appearing in this prospectus and registration statement have been audited by BPM LLP, an independent registered public accounting firm, as set forth in their report thereon appearing herein. Such financial statements have been included herein in reliance on the report (which contains an explanatory paragraph relating to Envoy Technologies, Inc.’s ability to continue as a going concern as described in Note 2 to the financial statements) given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1, which includes exhibits, schedules and amendments, under the Securities Act with respect to the common stock we are offering pursuant to this prospectus. The rules and regulations of the SEC allow us to omit certain information from this prospectus that is included in the registration statement. Statements made in this prospectus concerning the contents of any contract, agreement or other document are summaries of all material information about the contract, agreement or other document summarized, but are not complete descriptions of all terms of those contracts, agreements or other documents. If we filed any of those contracts, agreements or other documents as an exhibit to the registration statement, you may read the contract, agreement or other document itself for a complete description of its terms. When we complete this offering, we will also be required to file annual, quarterly and special reports, proxy statements and other information with the SEC.

You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. To receive copies of public records not posted to the SEC’s web site at prescribed rates, you may complete an online form at http://www.sec.gov, send a fax to (202) 772-9337 or submit a written request to the SEC, Office of FOIA/PA Operations, 100 F Street, N.E., Mail Stop 2736, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on their public reference room.

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ENVOY TECHNOLOGIES, INC.

INDEX TO FINANCIAL STATEMENTS

Envoy Technologies, Inc. Unaudited Financial Statements

Page

Unaudited Balance Sheets as of _____ and December 31, 2023

Unaudited Statements of Operations for the Successor period from_____ and the Predecessor periods from January 1, 2023 through April 17, 2023 and the _____

Unaudited Statement of Changes in Net Parent’s Investment and Stockholders’ Deficit for the Successor period from _____ and the Predecessor periods from January 1, 2023 through April 17, 2023 and the _____

Unaudited Statements of Cash Flows for the Successor period _____ and the Predecessor periods from January 1, 2023 through April 17, 2023 and the ______

Notes to Unaudited Financial Statements

Envoy Technologies, Inc. Financial Statements

Page

Report of Independent Registered Public Accounting Firm (PCAOB ID: 207)	F-2

Balance Sheets as of December 31, 2023 and 2022	F-3

Statements of Operations for the Successor period from April 18, 2023 through December 31, 2023 and the Predecessor periods from January 1, 2023 through April 17, 2023 and the year ended December 31, 2022	F-4

Statement of Changes in Net Parent’s Investment and Stockholders’ Deficit for the Successor period from April 18, 2023 through December 31, 2023 and the Predecessor periods from January 1, 2023 through April 17, 2023 and the year ended December 31, 2022	F-5

Statements of Cash Flows for the Successor period from April 18, 2023 through December 31, 2023 and the Predecessor periods from January 1, 2023 through April 17, 2023 and the year ended December 31, 2022	F-6

Notes to Financial Statements	F-8

F-1

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders

Envoy Technologies, Inc.

Culver City, California

Opinion on the Financial Statements

We have audited the accompanying financial statements of Envoy Technologies, Inc. (the “Company”) which comprise of the balance sheet as of December 31, 2023 and the related statements of operations, changes in parent’s net investment and stockholders’ deficit and cash flows for the period from April 18, 2023 to December 31, 2023 (“Successor”) and the balance sheet as of December 31, 2022 (“Predecessor”) and the related statements of operations, changes in stockholders’ deficit and cash flows for the year ended December 31, 2022 and for the period from January 1, 2023 to April 17, 2023 (“Predecessor”) and the related notes to the financial statements (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of Envoy Technologies, Inc. as of December 31, 2023 and the results of its operations and its cash flows for the period from April 18, 2023 to December 31, 2023 (Successor) and the financial position as of December 31, 2022 and the results of its operations and its cash flows for the year ended December 31, 2022 and for the period from January 1, 2023 to April 17, 2023 (Predecessor) in conformity with the accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the entity will continue as a going concern. As discussed in Note 2 to the financial statements, the entity has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the entity’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Acquisition of Envoy Technologies, Inc. and Basis of Presentation

On April 18, 2023, Blink Charging Co. (“Blink”) completed the acquisition of all of the outstanding shares of capital stock of Envoy Technologies, Inc. pursuant to the Envoy Technologies Merger Agreement. As a result of Blink’s acquisition, a new basis of accounting was created on April 18, 2023. In these financial statements, the balance sheet, statement of operations, statement of changes in parent’s net investment and statement of cash flows of the Company for the period from April 18, 2023 to December 31, 2023 are referred to herein as Successor financial information. The balance sheet, statements of operations, statements of changes in stockholders’ deficit and statements of cash flows of the Company for the periods ended on or prior to April 17, 2023 and as of and for the year ended December 31, 2022 are referred to herein as Predecessor financial statements. These carve-out financial statements are presented as if the Company had been operating as a stand-alone company during the Successor period (see Note 3).

/s/ BPM LLP

We have served as the Company’s auditor since 2022

San Francisco, California

December 2, 2024

F-2

ENVOY TECHNOLOGIES, INC.

Balance Sheets

	Successor	Predecessor
	December 31,	December 31,
	2023	2022

Assets
Current Assets:
Cash and cash equivalents	$240,682	$14,015
Accounts receivable, net	347,143	337,284
Prepaid expenses and other current assets	176,029	7,535
Total Current Assets	763,854	358,834
Property and equipment, net	2,707	42,477
Operating lease right-of-use asset	2,019,772	740,528
Finance lease right-of-use asset	324,859	1,107,426
Intangible assets, net	1,916,137	-
Goodwill	27,339,071	-
Other assets	56,903	128,200
Total Assets	$32,423,303	$2,377,465

Liabilities, Temporary Equity, Parent’s Net Investment and Stockholders’ Deficit
Current Liabilities:
Accounts payable	$175,515	$1,552,097
Accrued expenses and other current liabilities	468,942	589,556
Deferred revenue	250,141	480,487
Current portion of operating lease liability	859,599	259,330
Current portion of finance lease liability	228,441	775,327
Small Business Administration loan payable	-	164,033
Shareholder notes payable	-	126,958
Vehicle loans	-	2,375
Current portion of convertible notes payable	-	1,783,720
Total Current Liabilities	1,982,638	5,733,883
Finance lease liability, non-current portion	88,214	327,154
Operating lease liability, non-current portion	1,157,610	472,000
Convertible notes payable, net, non-current portion	-	2,260,534
Notes payable, net	-	100,362
Total Liabilities	3,228,462	8,893,933
Commitments and contingencies (Note 18)
Series A redeemable convertible preferred stock, $0.001 par value, 7,620,941 shares authorized; 0 and 6,956,732 shares issued and outstanding as of December 31, 2023 and 2022, respectively; liquidation preference of $0 and $12,830,301 as of December 31, 2023 and 2022, respectively	-	12,412,911
Successor:
Parent’s Net Investment	29,194,841	-
Predecessor:
Stockholders’ Deficit:
Common stock, $0.001 par value, 16,700,000 shares authorized; 0 and 6,419,347 shares issued and outstanding as of December 31, 2023 and 2022, respectively	-	6,477
Additional paid in capital	-	58,782
Accumulated deficit	-	(18,994,638)
Total Stockholders’ Deficit	-	(18,929,379)
Total Liabilities, Temporary Equity, Parent’s Net Investment and Stockholders’ Deficit	$32,423,303	$2,377,465

The accompanying notes are an integral part of these financial statements.

F-3

ENVOY TECHNOLOGIES, INC.

Statements of Operations

	Successor	Predecessor
	Period from April 18, 2023	Period from January 1, 2023
	through December 31, 2023	through April 17, 2023	Year Ended December 31, 2022

Revenues	$2,284,293	$946,932	$3,236,327
Cost of revenues	2,214,838	851,251	2,355,180

Gross Profit	69,455	95,681	881,147

Operating Expenses:
General and administrative	2,506,100	1,648,788	3,430,097
Research and development	1,112,011	504,273	1,300,315
Sales and marketing	305,056	84,170	567,055
Goodwill impairment	2,778,929	-	-
Total Operating Expenses	6,702,096	2,237,231	5,297,467
Loss From Operations	(6,632,641)	(2,141,550)	(4,416,320)
Other Income (Expense):
Interest expense	(2,055)	(78,373)	(199,825)
Other income	462,383	453	47,219
Total Other Income (Expense), Net	460,328	(77,920)	(152,606)
Loss Before Provision for Income Taxes	(6,172,313)	(2,219,470)	(4,568,926)

Provision for income taxes	-	-	-
Net Loss	$(6,172,313)	$(2,219,470)	$(4,568,926)

The accompanying notes are an integral part of these financial statements.

F-4

ENVOY TECHNOLOGIES, INC.

Statements of Changes in Parent’s Net Investment and Stockholders’ Deficit

Successor Period from April 18, 2023 through December 31, 2023, Predecessor Period from January 1, 2023 to April 17, 2023 and Predecessor Period for the Year Ended December 31, 2022

	Predecessor							Successor
	Series A Redeemable				Additional		Total	Parent’s
	Convertible Preferred Stock		Common Stock		Paid-In	Accumulated	Stockholders’	Net
	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit	Investment

Balance - January 1, 2022	6,956,732	$12,412,911	6,419,347	$6,419	$27,840	$(14,425,712)	$(14,391,453)	$-

Exercise of stock options	-	-	12,500	13	1,942	-	1,955	-

Exercise of common stock warrants	-	-	44,707	45	-	-	45	-

Expiration of preferred stock warrants	-	-	-	-	29,000	-	29,000	-

Net loss	-	-	-	-	-	(4,568,926)	(4,568,926)	-

Balance - December 31, 2022	6,956,732	$12,412,911	6,476,554	$6,477	$58,782	$(18,994,638)	$(18,929,379)	$-

Net loss	-	-	-	-	-	(2,219,470)	(2,219,470)	-

Balance - April 17, 2023	6,956,732	$12,412,911	6,476,554	$6,477	$58,782	$(21,214,108)	$(21,148,849)	$-

Blink’s acquisition of Envoy Technologies, Inc.	(6,956,732)	(12,412,911)	(6,476,554)	(6,477)	(58,782)	21,214,108	21,148,849	31,640,733

Net transfers from Blink	-	-	-	-	-	-	-	3,726,421

Net loss	-	-	-	-	-	-	-	(6,172,313)

Balance - December 31, 2023	-	$-	-	$-	$-	$-	$-	$29,194,841

The accompanying notes are an integral part of these financial statements.

F-5

ENVOY TECHNOLOGIES, INC.

Statements of Cash Flows

	Successor	Predecessor
	Period from April 18, 2023	Period from January 1, 2023	For The Year Ended
	through December 31, 2023	through April 17, 2023	December 31, 2022
Cash Flows From Operating Activities:
Net loss	$(6,172,313)	$(2,219,470)	$(4,568,926)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	381,546	20,029	80,425
Amortization of right-of-use assets - finance leases	474,593	307,974	872,182
Amortization of right-of-use assets - operating leases	416,211	85,551	89,967
Impairment of goodwill	2,778,929	-	-
Provision for credit losses	750	-	-
Changes in operating assets and liabilities:
Accounts receivable	42,153	(52,762)	87,758
Prepaid expenses and other current assets	(6,833)	(161,661)	126,838
Other assets	75,297	(4,000)	(107,200)
Deferred revenue	(193,371)	(36,975)	42,123
Accounts payable	(370,233)	2,127,666	929,678
Accrued expenses and other current liabilities	(65,464)	(55,152)	391,989
Payments on operating leases	(410,823)	(84,303)	(99,165)
Accrued interest added to principal	-	76,425	198,215

Net Cash (Used in) Provided By Operating Activities	(3,049,558)	3,322	(1,956,116)

Cash Flows From Investing Activities:
Purchases of property and equipment	(942)	-	(38,217)

Net Cash Used In Investing Activities	(942)	-	(38,217)

Cash Flows From Financing Activities:
Proceeds from issuance of convertible notes, net of issuance costs	-	200,000	2,725,000
Proceeds from issuance of notes, net of issuance costs	-	148,848	100,000
Proceeds from exercise of stock options	-	-	1,955
Proceeds from exercise of common stock warrants	-	-	45
Proceeds from shareholders notes payable	-	4,720	49,412
Principal repayments on Small Business Administration Loans	-	(731)	(9,169)
Principal repayments on vehicle loans	-	(2,375)	(62,613)
Principal repayments of shareholder notes payable	-	(17,212)	(58,226)
Principal repayments of finance lease obligations	(467,281)	(318,545)	(947,203)
Proceeds from Blink Charging Co.	3,726,421	-	-

Net Cash Provided By Financing Activities	3,259,140	14,705	1,799,201

Net Increase (Decrease) In Cash and Cash Equivalents	208,640	18,027	(195,132)

Cash and Cash Equivalents - Beginning of Period	32,042	14,015	209,147

Cash and Cash Equivalents - End of Period	$240,682	$32,042	$14,015

The accompanying notes are an integral part of these financial statements.

F-6

ENVOY TECHNOLOGIES, INC.

Statements of Cash Flows

	Successor	Predecessor
	Period from April 18, 2023	Period from January 1, 2023	For The Year Ended
	through December 31, 2023	through April 17, 2023	December 31, 2022
Supplemental Disclosures of Cash Flow Information:
Cash paid during the period for:
Interest	$37,389	$19,327	$28,516
Income taxes	$-	$-	$-
Non-cash investing and financing activities:
Repayment of debt using acquisition proceeds	$4,847,657	$-	$-
Reclassification of equity to Parent’s Net Investment	$(8,735,938)	$-	$-
Settlement of vendors using acquisition proceeds	$3,134,014	$-	$-
Contribution of assets by Blink	$32,395,000	$-	$-
Right-of-use assets obtained in exchange for finance lease liabilities	$-	$-	$1,979,608
Expiration of preferred stock warrants	$-	$-	$29,000
Property and equipment, net derecognized upon adoption of ASC 842	$-	$-	$2,758,619
Right-of-use assets obtained in exchange for operating lease liabilities	$1,781,006	$-	$830,495

The accompanying notes are an integral part of these financial statements.

F-7

ENVOY TECHNOLOGIES, INC.

Notes to Financial Statements

1. BUSINESS ORGANIZATION AND NATURE OF OPERATIONS

Organization and Operations

Envoy Technologies, Inc. (the “Company” or “Envoy” or “We”), a Delaware C corporation, is a vehicle sharing platform with an iOS/Android app that provides on-demand electric vehicles as an amenity to apartments, office buildings, and hotels. The Company equips real estate owners and operators with a new and innovative way to enhance the lifestyle of their tenants, members, and guests by providing Mobility as an Amenity™ service, a platform that offers a technology to reserve and access vehicles, driver insurance, maintenance, and electric vehicle chargers, electric fleet, fleet maintenance, full-service mobile app, customer support, and robust analytics. Envoy provides the technology, operations, and vehicles to implement private and dedicated auto-sharing as an amenity for any community. The Company was founded on June 14, 2016 and in 2017, its headquarters was established in Culver City, California.

In June 2022, the Company executed a non-binding letter of intent (“LOI”) with Blink Charging Co. (“Blink”) a publicly traded company on The Nasdaq Capital Market under the symbol “BLNK”. Concurrently with the execution of this LOI, the Company issued convertible notes to Blink of $1,250,000 to be secured by all the assets of the Company. Between September 2022 and October 2022, the Company issued additional convertible notes to Blink for aggregate proceeds of $950,000 for a total of $2,200,000 (collectively the “Blink Loans.”). Blink is the ultimate parent of Envoy.

On April 18, 2023, the Company, Blink Mobility, LLC (“Mobility”), a California limited liability company and wholly-owned subsidiary of the Blink and Mobility Merger Sub Inc., a Delaware corporation and wholly-owned subsidiary of Mobility (“Merger Sub”), entered into and, after all parties met the closing conditions, consummated the transactions contemplated under an Agreement and Plan of Merger, dated as of April 18, 2023 (the “Acquisition Agreement”), with Envoy. Pursuant to the Acquisition Agreement, Merger Sub merged with and into Envoy, whereupon the separate corporate existence of Merger Sub ceased, and Envoy was the surviving corporation of the merger and a wholly-owned subsidiary of Mobility (the “Acquisition”).

Under the terms of the Acquisition Agreement, the acquisition consideration was up to $35,500,000, paid as follows: (i) $6,000,000 in cash paid upon the closing of the Acquisition Agreement (the “Closing”); (ii) a promissory note of Mobility in the principal amount of $5,000,000 which bears interest at a rate of 6% per annum and becomes due 12 months from Closing; (iii) a promissory note of Mobility in the principal amount of $2,000,000 which bears interest at a rate of 6% per annum and becomes due 18 months from Closing; and (iv)(a) in the event of an initial public offering or direct listing of Mobility or Mobility’s successor within 24 months after the Closing (and shares of common stock of the Company are not issued in lieu thereof), $18,500,000, $21,000,000 or $22,500,000 worth of shares of common stock of Mobility or Mobility’s successor, depending on the timing of such offering or listing, (b) in the event there is no initial public offering or direct listing of Mobility or Mobility’s successor within 24 months after the Closing, $21,000,000 worth of shares of common stock of the Company, or (c) at Blink’s option, a combination of cash and common stock of the Company with an aggregate value of $21,000,000.

As a result of the merger with Blink, a new basis of accounting was created on April 18, 2023. In these financial statements, the balance sheet, statements of operations, statements of changes in stockholders’ deficit and statements of cash flows of the Company for the periods ended on or prior to April 17, 2023 are referred to herein as “Predecessor” financial information, and the balance sheet, statement of operations, statement of changes in Parent’s net investment and statement of cash flows of the Company beginning on April 18, 2023 are referred to herein as “Successor” financial information. The Company is a legal subsidiary of Mobility; however, these financial statements are presented on a stand-alone basis. See Note 3 for further discussion of the basis of presentation.

F-8

ENVOY TECHNOLOGIES, INC.

Notes to Financial Statements

2. GOING CONCERN AND MANAGEMENT’S PLANS

As of December 31, 2023, the Company had cash and cash equivalents and a working capital deficit of $240,682 and $1,218,784, respectively. During the Successor period from April 18, 2023 through December 31, 2023 and the Predecessor periods from January 1, 2023 through April 17, 2023 and the year ended December 31, 2022, the Company incurred net losses of $6,172,313, $2,219,470 and $4,568,926, respectively. The Company is expected to continue to incur net operating losses in its operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern for at least one year from the date these financial statements are issued.

The Company’s continuation is dependent upon attaining and maintaining profitable operations and, until that time, raising additional capital as needed, but there can be no assurance that it will be able to close on sufficient financing. The Company’s ability to generate positive cash flow from operations is dependent upon generating sufficient revenues. To date, the Company’s ultimate parent, Blink has funded the Company’s operations. The Company cannot provide any assurances that it will be able to secure additional funding, either from Blink or from equity offerings or debt financings on terms acceptable to the Company, if at all. If the Company is unable to obtain the requisite amount of financing needed to fund its planned operations, it would have a material adverse effect on its business and ability to continue as a going concern, and it may have to curtail, or even cease, certain operations.

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), which contemplate continuation of the Company as a going concern and the realization of assets and satisfaction of liabilities in the normal course of business. The carrying amounts of assets and liabilities presented in the financial statements do not necessarily purport to represent realizable or settlement values. The financial statements do not include any adjustment that might result from the outcome of these uncertainties.

F-9

ENVOY TECHNOLOGIES, INC.

Notes to Financial Statements

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

For the Successor periods, these carve-out financial statements were prepared in conformity with U.S. GAAP, derived from the consolidated financial statements and accounting records of Mobility as if the Company had been operating as a stand-alone company. The statements of operations include allocations of expenses for the use of certain intangible assets and related impairment of goodwill. Management believes the assumptions underlying the financial statements, including the assumptions regarding the allocation of assets and liabilities, are reasonable and applied consistently for the Successor periods presented. Financial transactions arising from the Acquisition and impacting the Company’s equity have been accounted for through the parent’s investment account (“Parent’s Net Investment”). However, the financial statements may not include all actual expenses that would have been incurred by the Company and may not reflect the results of operations and cash flows had it been a stand-alone company during the Predecessor and Successor periods presented. Actual costs that would have been incurred if the Company had been a stand-alone company would depend on multiple factors, including organizational structure and strategic decisions made in various areas, including information technology and infrastructure.

For the Successor periods, the financial statements included certain assets and liabilities that were historically held at the Parent Company level but are specifically identifiable or otherwise attributable to the Company. All intercompany transactions and accounts have been eliminated.

USE OF ESTIMATES

Preparation of financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, together with amounts disclosed in the related notes to the financial statements. The Company’s significant estimates used in these financial statements include, but are not limited to goodwill, the carrying amount of intangible assets, right-of-use assets and related lease liability, and the recoverability and useful lives of long-lived assets. Certain of the Company’s estimates could be affected by external conditions, including those unique to the Company and general economic conditions. It is reasonably possible that these external factors could have an effect on the Company’s estimates and could cause actual results to differ from those estimates.

F-10

ENVOY TECHNOLOGIES, INC.

Notes to Financial Statements

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value is defined as the amount that would be received for selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and is measured using inputs in one of the following three categories:

Level 1 measurements are based on unadjusted quoted prices in active markets for identical assets or liabilities that we have the ability to access. Valuation of these items does not entail a significant amount of judgment.

Level 2 measurements are based on quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active or market data other than quoted prices that are observable for the assets or liabilities.

Level 3 measurements are based on unobservable data that are supported by little or no market activity and are significant to the fair value of the assets or liabilities.

The Company considers cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities to meet the definition of financial instruments. As of December 31, 2023 and December 31, 2022, the carrying amount of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, loans, and notes payable approximate their fair value due to the relatively short period of time between their origination and their expected realization or payment. The carrying amount of consideration payable approximates its fair value as the terms are comparable to terms currently offered by local lending institutions for arrangements with similar terms to industry peers with comparable credit characteristics.

In addition to assets and liabilities that are measured at fair value on a recurring basis, we also measure certain assets and liabilities at fair value on a nonrecurring basis. Our non-financial assets, including goodwill, intangible assets, operating and finance lease right- of -use- assets, and property, plant and equipment, are measured at fair value when there is an indication of impairment and the carrying amount exceeds the asset’s projected undiscounted cash flows. These assets are recorded at fair value only when an impairment charge is recognized.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents in the consolidated financial statements. The Company has cash on deposits in several financial institutions which, at times, may be in excess of Federal Deposit Insurance Corporation (“FDIC”) insurance limits. The Company has not experienced losses in such accounts and periodically evaluates the creditworthiness of its financial institutions. The Company reduces its credit risk by placing its cash and cash equivalents with major financial institutions. There were no cash equivalents as of December 31, 2023 and 2022.

ACCOUNTS RECEIVABLE, NET

Accounts receivable are carried at their contractual amounts, less a reserve for expected credit losses. The reserve represents the Company’s best estimate of expected credit losses it may experience in the Company’s receivable portfolio. As of December 31, 2023 and 2022, there was an allowance for expected credit losses of $11,090 and $15,827, respectively. Management estimates the allowance for credit losses based on an ongoing review of existing economic conditions, the financial conditions of the customers, historical trends in credit losses, and the amount and age of past due accounts.

F-11

ENVOY TECHNOLOGIES, INC.

Notes to Financial Statements

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

PROPERTY AND EQUIPMENT, NET

Property and equipment is stated at cost, net of accumulated depreciation and amortization which is recorded commencing at the in-service date using the straight-line method over the estimated useful lives of the assets which is generally six years.

When property and equipment are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the statements of operations for the respective period. Minor additions and repairs are expensed in the period incurred. Major additions and repairs which extend the useful life of existing assets are capitalized and depreciated using the straight-line method over their remaining estimated useful lives.

Electric Vehicle (“EV”) charging stations represents the cost, net of accumulated depreciation, of charging equipment and installation of the charging equipment that have been installed on the premises of participating owner/operator properties or are earmarked to be installed.

The Company’s long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. The Company assesses the recoverability of its long-lived assets by monitoring current selling prices of car charging units in the open market, the adoption rate of various auto manufacturers in the EV market and projected car charging utilization at various public car charging stations throughout its network in determining fair value. An impairment loss would be recognized when estimated future cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. During the Successor period from April 18, 2023 through December 31, 2023, the Predecessor periods from January 1, 2023 through April 17, 2023 and the year ended December 31, 2022, there was no impairment loss recognized related to property and equipment.

GOODWILL

Goodwill is the excess of consideration paid for an acquired entity over the fair value of the amounts assigned to net assets acquired, including other identifiable intangible assets, and liabilities assumed in a business combination. To determine the amount of goodwill resulting from a business combination, the Company performs an assessment to determine the acquisition date fair value of the acquired company’s tangible and identifiable intangible assets and liabilities assumed. Goodwill is required to be evaluated for impairment on an annual basis or whenever events or changes in circumstances indicate the asset may be impaired. An entity has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. These qualitative factors include macroeconomic and industry conditions, cost factors, overall financial performance and other relevant entity-specific events. If the entity determines that this threshold is met, then the Company may apply a one-step quantitative test and record the amount of goodwill impairment as the excess of a reporting unit’s carrying amount over its fair value, not to exceed the total amount of goodwill allocated to the reporting unit. The Company determines fair value through multiple valuation techniques and weighs the results accordingly. The Company is required to make certain subjective and complex judgments in assessing whether an event of impairment of goodwill has occurred, including assumptions and estimates used to determine the fair value of its reporting units. The Company has elected to perform its annual goodwill impairment review on November 1 of each year utilizing a qualitative assessment to determine if it was more likely than not that the fair value of each of its reporting units was less than their respective carrying values. See Note 6 for additional discussion.

INTANGIBLE ASSETS

Identifiable intangible assets primarily include trade name, customer relationships, internally developed technology, and non-compete agreements. Amortizable intangible assets are amortized on a straight-line basis over their estimated useful lives and reviewed for impairment whenever events or changes in circumstances indicate that the assets may be impaired. If an indicator of impairment exists, the Company will compare the estimated future cash flows of the asset, on an undiscounted basis, to the carrying value of the asset. If the undiscounted cash flows exceed the carrying value, no impairment is indicated. If the undiscounted cash flows do not exceed the carrying value, then impairment, if any, is measured as the difference between fair value and carrying value, with fair value typically based on a discounted cash flow model.

F-12

ENVOY TECHNOLOGIES, INC.

Notes to Financial Statements

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

SEGMENTS

Accounting Standards Codification (“ASC”) 280, “Segment Reporting,” requires operating segments to be determined based on information that is regularly reviewed by our chief operating decision maker, our Chief Executive Officer, for the purpose of allocating resources to segments and in assessing their performance. The Company is organized and operated as one business. Management reviews its business as a single operating segment, using financial and other information rendered meaningful only by the fact that such information is presented and reviewed in the aggregate.

REDEEMABLE CONVERTIBLE PREFERRED STOCK

The Company records redeemable convertible preferred stock at fair value on the dates of issuance, net of issuance costs. Upon the occurrence of certain events that are outside the Company’s control, including a deemed liquidation event, the preferred stockholders are entitled to receive up to their liquidation preference. Therefore, redeemable convertible preferred stock is classified outside of stockholders’ deficit on the balance sheet as events triggering the liquidation preferences are not solely within the Company’s control. The carrying values of the redeemable convertible preferred stock are adjusted to their liquidation preferences, if and when it becomes probable that such a liquidation event will occur.

CONVERTIBLE FINANCIAL INSTRUMENTS

The Company bifurcates embedded redemption and conversion options from their host instruments and accounts for them as freestanding derivative financial instruments at fair value if certain criteria are met. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable U.S. GAAP with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. Debt discounts under these arrangements are amortized to interest expense using the interest method over the earlier of the term of the related debt or their earliest date of redemption.

F-13

ENVOY TECHNOLOGIES, INC.

Notes to Financial Statements

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

REVENUE RECOGNITION

The Company recognizes revenue in accordance with two different accounting standards: 1) ASC Topic 606, Revenue from Contracts with Customers (which addresses revenue from contracts with customers) and 2) ASC Topic 842, Leases (which addresses revenue from leases). As discussed further in this note, the majority of the Company’s revenue is accounted for under ASC Topic 842. The discussion below addresses the Company’s primary revenue types, based on the accounting standard used, in order to determine the accounting.

Lease revenues (Topic 842)

Lease revenues relate to revenues and expenses from electric vehicle-sharing and electric vehicle charging services provided to apartments, offices and hotels for use by their residents and guests and are recognized in accordance with ASC 842. The Company provides electric vehicles to be available for use and the contracting locations are invoiced on a monthly or quarterly basis under the terms of the agreement signed with each respective customer. Revenue is also derived from parties who schedule use of electric vehicles that are not provided specifically for exclusive use to a particular customer under an ongoing existing contractual arrangement.

The Company accounts for such rentals as operating leases. The lease terms are included in the Company’s contracts, and the determination of whether the Company’s contracts contain leases generally does not require significant assumptions or judgments. The Company’s lease revenues do not include material amounts of variable payments. The Company does not provide an option for the lessee to purchase the rented vehicle at the end of the lease.

The Company is unsure of when the customer will return the vehicles. As such, the Company does not know how much the customer will owe it upon return of the vehicle and, therefore, cannot provide a maturity analysis of future lease payments. The Company’s vehicles are generally rented for short periods of time (generally a few minutes to a few hours). Lessees do not provide residual value guarantees on rented vehicles.

The Company expects to derive significant future benefits from its vehicles following the end of the rental term. The Company’s vehicles are typically rented for the majority of the time that the Company owns or leases the underlying vehicle.

The Company recognizes revenue over the contractual period of performance of the rental term, which is short term in nature.

Revenues from contracts with customers (Topic 606)

Subscription revenues represent a stand-ready obligation whereby the Company is obligated to provide access to its car-sharing platform over a period of time defined in the contract. In accordance with Topic 606, revenue from subscription is recognized on a straight-line basis over the contract term of the subscription.

The Company has elected to apply the practical expedient to expense costs to obtain contracts at the time the liability is incurred when the expected amortization periods are one year or less.

The transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied.

The timing of the Company’s revenue recognition may differ from the timing of payment by its customers. A receivable is recorded when revenue is recognized prior to payment and the Company has an unconditional right to payment. Alternatively, when payment precedes the provision of the related goods or services, the Company records deferred revenue until the performance obligations are satisfied. During the Successor period from April 18, 2023 through December 31, 2023, the Predecessor periods from January 1, 2023 through April 17, 2023 and the year ended December 31, 2022, there was no revenue recognized from performance obligations satisfied (or partially satisfied) in previous periods as specified by ASC 606-10-50-12A.

F-14

ENVOY TECHNOLOGIES, INC.

Notes to Financial Statements

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

REVENUE RECOGNITION-CONTINUED

Grant revenue

Revenues also include grants received from certain local and regional agencies that provide incentive grants related to environmental conscious initiatives that are being promoted by those jurisdictions, such as encouraging the use of electric vehicles. The Company recognized $0, $17,006 and $130,810 in grant revenue during the Successor period from April 18, 2023 through December 31, 2023, the Predecessor periods from January 1, 2023 through April 17, 2023 and the year ended December 31, 2022, respectively.

Ancillary revenue

Revenues also include certain ancillary activities and possible pass-through items including, but not limited to, installation of EV chargers, licensing income and miscellaneous fees. Revenues earned for such activities are recorded when the Company has fulfilled its obligations under the terms of the respective agreement and has earned the right to collect for services performed.

The following table summarizes revenue recognized during Successor period and the Predecessor periods:

Successor			Predecessor
For the Period April 18, 2023 Through December 31, 2023			For the Period January 1, 2023 Through April 17, 2023			For the Year Ended December 31, 2022
Topic 842	Topic 606	Total	Topic 842	Topic 606	Total	Topic 842	Topic 606	Total
$2,136,407	$147,886	$2,284,293	$871,862	$75,070	$946,932	$2,524,029	$712,298	$3,236,327

COST OF REVENUES

Cost of revenue primarily consists of operating lease expenses for vehicles utilized to support vehicles used by its customers as well as the depreciation of vehicles that were obtained and capitalized under leases.

Cost of revenue also includes uncapitalizable repairs and maintenance performed on the fleet of vehicles as necessary from time to time. In addition, cost of revenue also includes operating and finance lease expenses, insurance, relocation expenses, electric charging expenses, vehicle registration fees and various other miscellaneous expenses in support of keeping its fleet of vehicles clean and in good operable condition for utilization by its customer base.

F-15

ENVOY TECHNOLOGIES, INC.

Notes to Financial Statements

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

ADVERTISING COSTS

The Company participates in various advertising programs. All costs related to advertising of the Company’s services are expensed in the period incurred. Advertising costs charged to operations for the Successor period from April 18, 2023 through December 31, 2023, the Predecessor periods from January 1, 2023 through April 17, 2023 and the year ended December 31, 2022 were $5,456, $223 and $13,437, respectively and are included with sales and marketing expenses on the statements of operations.

RESEARCH AND DEVELOPMENT

Research and development costs are charged to the statements of operations as incurred. Research and development expenses consist of salaries and benefits, consulting fees and other expenses paid to employees as well as third parties primarily related to maintenance in support of its operational activities.

CONCENTRATIONS

As of December 31, 2023, the Company had one significant customer representing approximately 41% of accounts receivable.

As of December 31, 2022, the Company had two significant customers representing approximately 28% of accounts receivable.

STOCK-BASED COMPENSATION

The Company measures the cost of services received in exchange for an award of equity instruments of Blink based on the fair value of the award. The fair value of the award is measured on the grant date and then is recognized over the period during which services are required to be provided in exchange for the award, usually the vesting period. As a result of the Acquisition on April 18, 2023, all awards issued during the Successor periods will be that of Blink. The Company did not recognize any stock-based compensation expense during the Successor period from April 18, 2023 through December 31, 2023 or the Predecessor periods from January 1, 2023 through April 17, 2023 and the year ended December 31, 2022. As a result of the Acquisition on April 18, 2023, all awards issued during the Successor periods will be that of the Parent.

LEASES

The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets and operating lease liabilities in its balance sheets. Finance lease right-of-use assets are included finance lease ROU assets and finance lease liabilities are presented separately on the balance sheets.

ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. In the event a lease does not provide for an implicit rate, the Company uses its incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. Our lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. The Company generally does expect to exercise these options. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

The Company provides charging services at designated locations on the host’s property at which the charging station is situated. In consideration thereof, the host shares in the monthly revenue generated by the charging station on a percentage basis. As the charging station monthly revenue generated is variable, the host’s monthly revenue derived there from is similarly variable. In accordance with ASC 842, the hosts’ portion of revenue is variable and not predicated on an index or rate, as defined, these payments are not within the scope ASC 842. The Company may elect to sell vehicles at the end of the lease term, the gains and losses attributable to these transactions are included within general and administrative expenses on the statements of operations.

During the Successor period from April 18, 2023 through December 31, 2023, the Company recognized a loss on disposal of leased vehicles of $123,913, which was recorded within general and administrative expense on the statements of operations.

During the Predecessor periods from January 1, 2023 through April 17, 2023 and the year ended December 31, 2022, the Company recognized a gain on disposal of leased vehicles of $0 and $624,213, which was recorded within general and administrative expense on the statements of operations.

F-16

ENVOY TECHNOLOGIES, INC.

Notes to Financial Statements

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

INCOME TAXES

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of items that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are based on the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance to the extent management concludes it is more likely than not that the assets will not be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statements of operations in the period that includes the enactment date. As of December 31, 2023 and December 31, 2022, the Company maintained a full valuation allowance against its deferred tax assets, since it is more likely than not that the future tax benefit on such temporary differences will not be realized.

The Company recognizes the tax benefit from an uncertain income tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement by examining taxing authorities. The Company’s policy is to recognize interest and penalties accrued on uncertain income tax positions in interest expense in the Company’s statements of operations. The Company had no material unrecognized tax benefits and no adjustments to its financial position.

COMMITMENTS AND CONTINGENCIES

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

RECENTLY ISSUED ACCOUNTING STANDARDS, NOT YET ADOPTED

In December 2022, the FASB issued ASU 2022-06, “Reference Rate Reform (Topic 848), Deferral of the Sunset Date of Topic 848” that extends the period of time preparers can utilize the reference rate reform relief guidance provided by ASU 2020-04 and ASU 2021-01, which are discussed above. ASU 2022-06, which was effective upon issuance, defers the sunset date of this prior guidance from December 31, 2022 to December 31, 2024, after which entities will no longer be permitted to apply the relief guidance in Topic 848. The Company is currently evaluating the impact this new accounting standard has on its financial statements and related disclosures.

In November 2023, the FASB issued an accounting standards update ASU 2023-07 “Segment Reporting: Improvements to Reportable Segment Disclosures” related to improvements to reportable segment disclosures. The amendments in this update require additional disclosure of significant expenses related to our reportable segments, additional segment disclosures on an interim basis, and qualitative disclosures regarding the decision-making process for segment resources. The amendments in this update are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The adoption of this pronouncement is not expected to have a material impact on the Company’s financial statements.

In December 2023, the FASB issued ASU 2023-09 “Income Taxes (Topic 740): Improvements to Income Tax Disclosures” related to improvements to income tax disclosures. The amendments in this update require enhanced jurisdictional and other disaggregated disclosures for the effective tax rate reconciliation and income taxes paid. The amendments in this update are effective for fiscal years beginning after December 15, 2024. The adoption of this pronouncement is not expected to have a material impact on the Company’s financial statements.

F-17

ENVOY TECHNOLOGIES, INC.

Notes to Financial Statements

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

RECENTLY ADOPTED ACCOUNTING STANDARDS

On January 1, 2022, the Company adopted Accounting Standards Update (“ASU”) 2016-02, Leases (ASC 842), which superseded previous guidance related to accounting for leases within Topic 842, Leases. The Company elected the practical expedient provided under ASU 2018-11, Leases (ASC 842) Targeted Improvements, which amended ASU 2016-02 to provide entities an optional transition practical expedient to adopt the new standard with a cumulative effect adjustment as of the beginning of the year of adoption with prior year comparative financial information and disclosures remaining as previously reported. As a result, no adjustments were made to the balance sheet prior to January 1, 2022 and amounts are reported in accordance with historical accounting under Topic 840, while the balance sheet as of December 31, 2022 is presented under Topic 842.

The Company elected the package of practical expedients permitted under the transition guidance, which allowed it to carry forward historical lease classification, assessment on whether a contract was or contains a lease, and assessment of initial direct costs for any leases that existed prior to January 1, 2022. The Company also elected to combine its lease and non-lease components and to keep leases with an initial term of 12 months or less off the balance sheet and recognize the associated lease payments in the statements of operations on a straight-line basis over the lease term.

Adoption of the new standard resulted in the recording of finance lease right of use assets and finance lease liabilities of $1,882,103 and $1,882,103, respectively as of January 1, 2022. Additionally, upon adoption of the new standard, the Company derecognized $2,758,619 of equipment and the related capital lease liabilities and recorded $2,758,619 of right-of-use assets – finance leases. The transition did not have a material impact on the Company’s results of operations, cash flows or liquidity measures.

In July 2023, the Financial Accounting Standards Board (“FASB”) issued ASU 2023-03, “Presentation of Financial Statements (Topic 205), Income Statement—Reporting Comprehensive Income (Topic 220), Distinguishing Liabilities from Equity (Topic 480), Equity (Topic 505), and Compensation—Stock Compensation (Topic 718): Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 120, SEC Staff Announcement at the March 24, 2022 EITF Meeting, and Staff Accounting Bulletin Topic 6.B, Accounting Series Release 280—General Revision of Regulation S-X: Income or Loss Applicable to Common Stock.” ASU 2023-03 amends the ASC for SEC updates pursuant to SEC Staff Accounting Bulletin No. 120; SEC Staff Announcement at the March 24, 2022 Emerging Issues Task Force (“EITF”) Meeting; and Staff Accounting Bulletin Topic 6.B, Accounting Series Release 280 - General Revision of Regulation S-X: Income or Loss Applicable to Common Stock. These updates were immediately effective and did not have a significant impact on the Company’s financial statements.

In June 2016, the FASB issued ASU 2016-13, “Financial Instruments- Credit Losses (ASC 326)”, which is intended to provide financial statement users with more useful information about expected credit losses on financial assets held by a reporting entity at each reporting date. The new standard replaces the existing incurred loss impairment methodology with a methodology that requires consideration of a broader range of reasonable and supportable forward-looking information to estimate all expected credit losses. The Company adopted this guidance as of January 1, 2022. The adoption did not have a material impact on the Company’s financial statements and disclosures.

In December 2019, the FASB issued ASU 2019-12, “Simplifying the Accounting for Income Taxes (ASC 740)”, which removes certain exceptions to the general principles in Topic 740 and improves consistent application of and simplifies U.S. GAAP for other areas of Topic 740 by clarifying and amending existing guidance. The Company adopted this guidance as of January 1, 2022. The adoption did not have a material impact on the Company’s financial statements and disclosures.

F-18

ENVOY TECHNOLOGIES, INC.

Notes to Financial Statements

4. PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	Successor	Predecessor
	December 31,	December 31,
	2023	2022

Charging equipment	$417,222	$417,222
Other equipment and leasehold improvements	409,819	408,873
	827,041	826,095
Less: accumulated depreciation	(824,334)	(783,621)
Ending balance December 31,	$2,707	$42,474

Depreciation and amortization expense for the Successor period from April 18, 2023 through December 31, 2023, the Predecessor periods from January 1, 2023 through April 17, 2023 and the year ended December 31, 2022, were $20,683, $20,029 and $80,425, respectively.

5. INTANGIBLE ASSETS, NET

The following intangible assets arose in connection with the Acquisition of the Company by Blink on April 18, 2023, which were recorded on April 18, 2023 with a corresponding credit to Parent’s Net Investment. See Note 1 for additional discussion.

Intangible assets, net consisted of the following:

	Trade Name	Customer Relationships	Internally Developed Technology	Non-Compete Agreements	Accumulated Amortization	Total
Balance as of April 18, 2023	$166,000	$1,925,000	$175,000	$11,000	$-	$2,277,000
Amortization expense	-	-	-	-	(360,863)	(360,863)
Balance as of December 31, 2023	$166,000	$1,925,000	$175,000	$11,000	$(360,863)	$1,916,137
Weighted average remaining amortization period at December 31, 2023 (in years)	1.3	4.6	2.3	1.3

Useful Lives	2 Years	5.3 Years	3 Years	2 Years

	Trade Name	Customer Relationships	Internally Developed Technology	Non-Compete Agreements	Accumulated Amortization
Balance as of April 18, 2023	$-	$-	$-	$-	$-
Amortization expense	(58,588)	(257,198)	(41,195)	(3,882)	(360,863)
Balance as of December 31, 2023	$(58,588)	$(257,198)	$(41,195)	$(3,882)	$(360,863)

The estimated future amortization expense is as follows:

For the Years Ending December 31,	Total
2024	$510,525
2025	448,298
2026	381,110
2027	363,866
2028	212,338
$1,916,137

Amortization expense during the Successor period from April 18, 2023 through December 31, 2023 was $360,863 and is included within general and administrative expenses on the statements of operations. There was no amortization expense during the Predecessor periods.

F-19

ENVOY TECHNOLOGIES, INC.

Notes to Financial Statements

6. GOODWILL

The goodwill arose in connection with the Acquisition of the Company by Blink on April 18, 2023, which was recorded on April 18, 2023 with a corresponding credit to Parent’s Net Investment. See Note 1 for additional discussion.

During the year ended December 31, 2023, the Company considered the decline in Blink’s stock price to be an indicator of impairment and, accordingly, performed a quantitative impairment assessment of its goodwill and intangible assets. This assessment involved comparing the estimated fair value of each of its reporting unit to the reporting unit’s carrying value, inclusive of the goodwill balance allocated to the reporting unit.

Estimation of the fair value of the reporting unit performed by a third-party valuation firm used the projection of discounted future cash flows using certain assumptions that are subjective in nature, including assumptions related to historical and market growth rates and gross margin improvements, as well as future operating expense synergies and optimization, among other factors. Based on its analysis, the Company determined that the carrying value exceeded the estimated fair value as of December 31, 2023. Consequently, the Company recognized a goodwill impairment charge of $2,778,929 in the statements of operations during the period from April 18, 2023 through December 31, 2023.

The fair value measurements used in the evaluation described above are considered to be Level 3 valuations within the fair value hierarchy, as the measurements involve projections of discounted future cash flows, which are derived from unobservable assumptions, the most subjective of which are the discount rate. The discount rate used for the reporting unit was 22%.

Successor

Beginning balance April 18, 2023	$30,118,000
Impairment of goodwill	(2,778,929)
Ending balance December 31, 2023	$27,339,071

As a result of the November 1, 2023 impairment analysis, it was determined that the Company’s goodwill qualifies as “at risk” for additional impairment. The Company quantitatively defines “at risk” as a percentage of the excess of the reporting unit’s fair value over its carrying amount that is less than 10%. An “at risk” reporting unit qualitatively represents a reporting unit with a higher degree of uncertainty of the reporting unit’s ability to meet its forecasted cash flows based upon revenue growth rate and operating margin assumptions relied upon in the estimation of its fair value. As of December 31, 2023, the Company’s carrying value exceeded its fair value by approximately 3%. The goodwill as of December 31, 2023 was $27,339,071.

F-20

ENVOY TECHNOLOGIES, INC.

Notes to Financial Statements

7. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	Successor	Predecessor
	December 31,	December 31,
	2023	2022

Accrued compensation	$207,968	$158,873
Accrued professional services	16,000	297,493
Accrued repairs and vehicle expenses	54,182	101,278
Accrued contract fees	84,860	18,774
Accrued sales tax payable	101,076	-
Accrued other	4,856	13,138
Total accrued liabilities	$468,942	$589,556

8. DEFERRED REVENUE

As of December 31, 2023 and December 31, 2022, the Company had $250,141 and $480,487, respectively, of deferred revenue. The amounts relate to services paid for in advance by customers which have not yet been fulfilled under the terms of the agreement with the respective customers.

During the Successor period from April 18, 2023 through December 31, 2023, the Predecessor periods from January 1, 2023 through April 17, 2023, the Company recognized revenue of $41,349 and $101,033 which was included in deferred revenue as of December 31, 2022.

During the year ended December 31, 2022 (Predecessor), the Company recognized revenue of $131,282 which was included in deferred revenue as of December 31, 2021.

F-21

ENVOY TECHNOLOGIES, INC.

Notes to Financial Statements

9. CONVERTIBLE NOTES PAYABLE

CONVERTIBLE NOTES PAYABLE - BLINK CHARGING (ULTIMATE PARENT)

During the year ended December 31, 2022, the Company received proceeds from convertible notes payable of $2,200,000 from Blink. The convertible notes payable have an interest rate of 6%, and the maturity dates are various dates in 2027. The interest accrued to the balance of the convertible notes payable during the year ended December 31, 2022 was $60,534.

The various conversion features of the convertible notes payable to investors include:

(1) an optional conversion at the Company’s next sale of its preferred stock; and

(2) an optional conversion to the Company’s common stock upon a change in control.

Upon the optional conversion at the Company’s next sale of its preferred stock or upon the optional conversion into common stock upon a change in control, the outstanding principal and accrued interest will be converted into the number of shares of stock obtained by dividing the total principal and interest by the 80% of the sale price of the preferred stock or 80% of the price per share of the common stock in the change of control transaction.

The Company concluded that the optional conversion feature triggered in a qualified financing represented an in-substance redemption feature, which required bifurcation as a derivative instrument pursuant to ASC 815, Derivatives and Hedging (“ASC 815”). The Company determined that the in-substance redemption was not significant for the year ended December 31, 2022 because the merger transaction was under contemplation when the convertible notes payable were issued and the potential conversion of the convertible notes payable was unlikely given the acquisition.

During the Predecessor period from January 1, 2023 through April 17, 2023, the Company received proceeds of $200,000 from Blink and issued convertible notes payable in the principal amount of $200,000 with a maturity date of April 18, 2023. The notes bear interest at 6% per annum. During the Predecessor period from January 1, 2023 through April 17, 2023, the Company recorded interest expense of $1,710.

In connection with the Acquisition on April 18, 2023, all outstanding convertible notes payable were paid from the acquisition proceeds. See Note 1 for additional discussion.

F-22

ENVOY TECHNOLOGIES, INC.

Notes to Financial Statements

9. CONVERTIBLE NOTES PAYABLE – CONTINUED

CONVERTIBLE NOTES PAYABLE - OTHER

During the year ended December 31, 2022, the Company received proceeds from convertible notes payable of $525,000 from various investors. The convertible notes payable have an interest rate of 8%, and the maturity dates are various dates in 2023. The interest accrued on the balance of the convertible notes payable during the year ended December 31, 2022 was $124,017.

The various conversion features of the convertible notes payable to investors include:

(1) an optional conversion at the Company’s next sale of its common or preferred stock in a transaction where the gross proceeds are at least $7,500,000;

(2) an optional conversion into the Company’s preferred stock after maturity upon the election of a majority of the holders of the note;

(3) an optional conversion at the next sale of the Company’s common or preferred stock where the gross proceeds of such sale are less than $7,500,000 total number of common stock and equivalents; and

(4) an optional conversion to the Company’s common stock upon a change in control.

Upon the optional conversion at the Company’s next sale where the gross proceeds are at least $7,500,000, the outstanding principal and accrued interest will be converted into the number of shares of common or preferred stock obtained by dividing the total principal and interest by the lower of (a) 80% of the sale price of the stock and (b) the amount determined by dividing the valuation cap of $30,000,000 by the number of common stock equivalents outstanding at that time.

If the optional conversion after the maturity occurs, the outstanding balance of principal and accrued interest will be converted into the number of shares of preferred stock obtained by dividing the total principal and interest by the conversion price of the preferred stock of $1.8443.

Upon the optional conversion at the Company’s next sale where the gross proceeds are less than $7,500,000, the outstanding principal and accrued interest will be converted into the number of shares of common or preferred stock obtained by dividing the total principal and interest by the lower of (a) 80% of the sale price of the stock and (b) the amount determined by dividing the valuation cap of $30,000,000 by the number of common stock equivalents outstanding at that time.

If upon notice of a change in control, the majority of the holders of the convertible notes payable issued to investors elect to convert the principal and accrued interest balance into common stock, then the outstanding principal and accrued interest will be converted into the number of shares of common obtained by dividing principal and interest balance by the lower of (a) 80% of the sale price of the stock and (b) the amount determined by dividing the valuation cap of $30,000,000 by the number of common stock equivalents outstanding at that time.

If the Company completes a change of control prior to any of the optional conversions or the maturity of the convertible notes payable, then the principal and accrued interest balance plus an amount equal to two times the sum of the outstanding principal balance will be paid to the holder.

In connection with the Acquisition on April 18, 2023, all outstanding convertible notes payable were paid from the acquisition proceeds. See Note 1 for additional discussion.

F-23

ENVOY TECHNOLOGIES, INC.

Notes to Financial Statements

10. NOTES PAYABLE

NOTES PAYABLE - BLINK CHARGING (ULTIMATE PARENT)

During the Predecessor period from January 1, 2023 through April 17, 2023, the Company received proceeds of $123,848 from Blink and issued notes payable in the principal amount of $123,848 with a maturity date of April 18, 2023. The notes bear interest at 6% per annum. During the Predecessor period from January 1, 2023 through April 17, 2023, the Company recorded interest expense of $60.

In connection with the Acquisition on April 18, 2023, all outstanding notes payable were paid from the acquisition proceeds. See Note 1 for additional discussion.

NOTES PAYABLE - OTHER

On December 6, 2022, the Company issued a note payable in the amount of $50,000 to a noteholder. On December 9, 2022, the Company issued a note payable in the amount of $50,000 to another noteholder. The notes payable bear interest at 5% per year and had a maturity date of February 28, 2023. No payments were made as of December 31, 2022. Interest expense for the year ended December 31, 2022 amounted to $362.

During the Predecessor period from January 1, 2023 through April 17, 2023, the Company received proceeds of $25,000 from an investor and issued notes payable in the principal amount of $25,000 with a maturity date of April 18, 2023. The notes bear interest at 5% per annum.

In connection with the Acquisition on April 18, 2023, all outstanding notes payable were paid from the acquisition proceeds. See Note 1 for additional discussion.

11. SHAREHOLDER NOTES PAYABLE

As of December 31, 2022 the Company had $126,958 of shareholder notes payable to its founders. The amounts owed under these agreements are due upon demand and do not bear interest.

During the Predecessor period from January 1, 2023 through April 17, 2023, the Company received proceeds of $4,720 from its founders. The amounts owed under these agreements are due upon demand and do not bear interest.

In connection with the Acquisition on April 18, 2023, all outstanding shareholder notes payable were paid from the acquisition proceeds. See Note 1 for additional discussion.

12. SMALL BUSINESS ADMINSITRATION LOAN

In April 2020, the Company obtained a Small Business Administration (“SBA”) loan from the federal government. As of December 31, 2022 the SBA loan amounted to approximately $164,033. Interest expense related to the SBA loan amounted to $13,302 for the year ended December 31, 2022.

The SBA loans call for principal and interest payments over the life of the loans and are scheduled to mature in the year 2050. The SBA loans bear interest at 3.75%.

In connection with the Acquisition on April 18, 2023, all outstanding amounts related to the SBA loan were paid from the acquisition proceeds. See Note 1 for additional discussion.

F-24

ENVOY TECHNOLOGIES, INC.

Notes to Financial Statements

13. SERIES A REDEEMABLE CONVERTIBLE PREFERRED STOCK

AUTHORIZED CAPITAL

As of December 31, 2022, the Company was authorized to issue 7,620,941 shares of preferred stock, $0.001 par value.

The rights, preferences, privileges, and restrictions of holders of redeemable convertible preferred stock are set forth in the Company’s restated certificate of incorporation and are summarized below:

OPTIONAL CONVERSION

The redeemable convertible preferred stock is not mandatorily redeemable at the option of the Company. Each share of preferred stock shall be convertible, at the option of the holder any time, into such number of fully paid and non-assessable shares of common stock as is determined by dividing the applicable original issue price by the conversion price in effect at the time of conversion. As of December 31, 2022, the initial conversion price per share of preferred stock is equivalent to the applicable original issue price of $1.8443 and as such convert on a one-for-one basis prior to any adjustments.

The respective applicable conversion price is subject to adjustment upon any future stock splits or stock combinations, reclassifications or exchanges of similar stock, upon a reorganization, merger or consolidation of the Company, upon the issuance or sale by the Company of common stock for consideration less than the applicable conversion price.

CONVERSION

Each share of redeemable convertible preferred stock automatically converts into the number of shares of common stock determined in accordance with the conversion rate upon the earlier of (i) the closing of an initial public offering in which the gross cash proceeds are at least $50 million, or (ii) written request for such conversion from the holders of a majority shares of preferred stock then outstanding.

LIQUIDATION

A liquidation event is defined as a voluntary or involuntary liquidation, dissolution or winding up of the Company and deemed liquidation events such as certain mergers and consolidations or the sale or transfer of assets.

The holders of redeemable convertible preferred stock shall be entitled to receive, out of the assets of the Company, prior and in preference to any distribution to the holders of the common stock, an amount per share equal to the greater of the original issuance prices and all declared but unpaid dividends, if any, or such amount per share as would have been payable had all shares of the redeemable convertible preferred stock been converted into common stock immediately prior to the liquidation, dissolution, or winding up of the Company. If the assets and funds to be distributed among the holders of redeemable convertible preferred stock are insufficient to permit the payment to such holders, then the entire assets and funds of the Company legally available for distribution will be distributed ratably among the holders of redeemable convertible preferred stock in proportion to the preferential amount each such holder is otherwise entitled to receive.

DIVIDENDS

The holders of the outstanding shares of redeemable convertible preferred stock are entitled to receive noncumulative dividends at the rate of 8% of the original issue price per annum per outstanding share of redeemable convertible preferred stock. Such dividends are payable in preference to any dividends for any other class or series of capital stock. No dividends have been declared since inception through December 31, 2022.

F-25

ENVOY TECHNOLOGIES, INC.

Notes to Financial Statements

13. SERIES A REDEEMABLE CONVERTIBLE PREFERRED STOCK – CONTINUED

VOTING

Each holder of redeemable convertible preferred stock shall be entitled to the number of votes equal to the number of shares of common stock into which such shares of redeemable convertible preferred stock could then be converted on all matters on which the common stock shall be entitled to vote.

The Series A, provided at least 1,891,680 shares are outstanding, voting together and as a separate class, holders shall be entitled to elect two directors. The holders of common stock, voting as a separate class, shall be entitled to elect two directors. If the number of directors is increased to seven, then the holder of common stock, voting as a separate class, shall be entitled to elect three directors. Then the holders of common stock and redeemable convertible preferred stock, voting together as a single class, will elect the remaining number of directors.

In connection with the Acquisition on April 18, 2023, all outstanding shares of Series A Redeemable Convertible Preferred Stock were cancelled and the holders were paid a pro-rata share of the merger consideration. See Note 1 for additional discussion.

F-26

ENVOY TECHNOLOGIES, INC.

Notes to Financial Statements

14. STOCKHOLDER’S DEFICIT

AUTHORIZED CAPITAL

As of December 31, 2022, the Company was authorized to issue 16,700,000 shares of common stock, $0.001 par value.

Common stock reserved for future issuance as of December 31, 2022 is as follows:

Description	Number of Shares
Conversion of outstanding redeemable convertible preferred stock	6,956,732
Outstanding common stock options	377,500
Outstanding common stock warrants	351,870
Available future issuance under equity incentive plan	1,303,097
Total common stock reserved for future issuance	8,989,199

DIVIDENDS

Common stockholders are entitled to dividends when and if declared by the Board, but only after dividends are paid to redeemable convertible preferred stockholders. All redeemable convertible preferred shares participate in dividends with common stock. To date, there have been no dividends declared or paid.

LIQUIDATION

Upon completion of the distribution to redeemable convertible preferred stockholders, as discussed within the Liquidation paragraph of Note 13, if assets remain in the Company, the holders of common stock shall receive all of the remaining assets pro rata based on the number of shares of common stock then held by each holder.

VOTING

Each holder of common stock has the right to one vote per share of common stock.

STOCK-BASED COMPENSATION

The Company maintained the 2017 Stock Plan (the “Plan”), which provides for granting stock options and restricted stock awards, pursuant to which the Company has authorized 1,832,875 shares of its common stock for issuance to its employees, non-employee directors and non-employee third parties, as of December 31, 2022.

The terms of the stock option grants, including the exercise price per share and vesting periods, are determined by the Company’s Board of Directors (the “Board”). The Plan allows for the granting of stock options that may be exercised before the options have vested at the discretion and determination of the Board.

In connection with the Acquisition on April 18, 2023, all outstanding shares of common stock, options were cancelled and the holders were paid a pro-rata share of the merger consideration. See Note 1 for additional discussion. As a result of this Acquisition, the Plan had been cancelled.

F-27

ENVOY TECHNOLOGIES, INC.

Notes to Financial Statements

15. RELATED PARTY AND PARENT’S NET INVESTMENT

PARENT’S NET INVESTMENT

For the Successor period, the statements of operations include allocations for intangible asset amortization and goodwill impairment which were recorded on a centralized basis by Mobility and subsequently recorded at the business unit level, these expenses have been allocated to the Company on the basis of direct usage. Management believes the assumptions underlying the Successor financial statements, including the assumptions regarding allocating expenses from Mobility, are reasonable. Nevertheless, the Successor financial statements may not include all actual expenses that would have been incurred by the Company and may not reflect the results of operations, financial position and cash flows had it been a stand-alone company during the Successor periods presented. Actual costs that would have been incurred if the Company had been a stand-alone company would depend on multiple factors, including organizational structure and strategic decisions made in various areas, including information technology and infrastructure.

In addition to the transactions discussed above, certain intercompany transactions in the Successor and Predecessor periods between the Company and the Parent Company have not been reflected as related party transactions. These transactions are considered to be effectively settled for cash at the time the transaction is recorded and included as a component of Parent’s Net Investment.

As of the result of the Acquisition on April 18, 2023, the balance of Parent’s Net Investment as of the Acquisition date consists of the following:

1) Equity of Envoy immediately prior to the Acquisition

2) Contribution of assets by Blink

3) Repayment of liabilities by Blink

During the Successor period from April 18, 2023 through December 31, 2023, the Company received net advances from Blink totaling $3,726,421.

REVENUES

During the year ended December 31, 2022, the Company recognized approximately $250,000 of revenue related to services provided to Blink prior to the Acquisition.

F-28

ENVOY TECHNOLOGIES, INC.

Notes to Financial Statements

16. LEASES

OPERATING LEASES

During the Successor period from April 18, 2023 through December 31, 2023, the Company recognized $533,260 of operating lease expense, which was recorded within general and administrative expense on the statements of operations.

During the Predecessor periods from January 1, 2023 through April 17, 2023 and the year ended December 31, 2022, the Company recognized $102,990 and $109,093 of operating lease expense, which was recorded within general and administrative expense on the statements of operations.

Operating lease expenses consist of rent expense, common area maintenance adjustments and other expenses.

FINANCE LEASES

As of December 31, 2023, the Company did not have additional operating and financing leases that have not yet commenced.

During the Successor period from April 18, 2023 through December 31, 2023, the Company recognized $21,814 of interest expense related to finance leases, which was recorded within interest expense on the statements of operations.

During the Predecessor periods from January 1, 2023 through April 17, 2023 and the year ended December 31, 2022, the Company recognized $19,330 and $88,057 of interest expense, respectively, related to finance leases, which was recorded within interest expense on the statements of operations.

Supplemental cash flows information related to leases was as follows:

	Successor	Predecessor
	For the period	For the period	For the
	April 18 through December 31, 2023	January 1 through April 17, 2023	Year Ended December 31, 2022
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$410,823	$84,303	$99,165
Financing cash flows from finance leases	$467,281	$318,545	$947,203

Right-of-use assets obtained in exchange for lease obligations:
Operating leases	$1,781,006	$-	$830,495
Finance leases	$-	$15,503	$1,979,608

Weighted Average Remaining Lease Term
Operating leases	2.32	2.33	2.66
Financing leases	2.01	1.74	1.82

Weighted Average Discount Rate
Operating leases	7.1%	7.6%	7.6%
Finance leases	7.0%	6.5%	6.4%

F-29

ENVOY TECHNOLOGIES, INC.

Notes to Financial Statements

16. LEASES – CONTINUED

Future minimum payments under non-cancellable leases as of December 31, 2023 were as follows:

For the Years Ending December 31,	Operating Lease	Finance Lease
2024	$968,919	$237,232
2025	868,846	29,798
2026	342,783	29,798
2027	-	25,640
2028	-	15,209
Total future minimum lease payments	2,180,548	337,677
Less: imputed interest	(163,339)	(21,022)
Total lease liabilities	2,017,209	316,655

Less: current portion	(859,599)	(228,441)

Non-current portion	$1,157,610	$88,214

17. INCOME TAXES

The domestic and foreign components of pre-tax loss were as follows:

	Successor	Predecessor
	For the period	For the period	For the
	April 18 through December 31, 2023	January 1 through April 17, 2023	Year Ended December 31, 2022

United States	$(6,172,314)	$(2,219,470)	$(4,568,926)
Foreign	-	-	-
	$(6,172,314)	$(2,219,470)	$(4,568,926)

The Company had no current or deferred federal and state income tax expense or benefit for the Successor period April 18 through December 31, 2023, the Predecessor period January 1 through April 17, 2023, and the year ended December 31, 2022, because the Company generated net operating losses, and currently management does not believe it is more likely than not that the net operating losses will be realized. Minimum taxes due were deemed to be immaterial.

Income tax expense (benefit) for the Successor period April 18 through December 31, 2023, the Predecessor period January 1 through April 17, 2023, and the year ended December 31, 2022, differed from the amounts computed by applying the statutory federal income tax rate of 21% to pretax loss as a result of the following:

	Successor	Predecessor
	For the period	For the period	For the Year Ended
	April 18 through December 31, 2023	January 1 through April 17, 2023	December 31, 2022

Tax benefit at federal statutory rate	21.00%	21.00%	21.00%
State income taxes, net of federal benefit	0.00%	0.00%	0.00%
Other non-deductible expenses	-0.02%	-8.41%	3.20%
Goodwill impairment	-9.45%	0.00%	0.00%
Change in valuation allowance	-11.53%	-12.59%	-24.20%
Effective income tax rate	0.00%	0.00%	0.00%

F-30

ENVOY TECHNOLOGIES, INC.

Notes to Financial Statements

17. INCOME TAXES – CONTINUED

The tax effects of temporary differences and related deferred tax assets and liabilities as of December 31, 2023, and December 31, 2022, were as follows:

	Successor	Predecessor
	December 31,	December 31,
	2023	2022
Deferred Tax Assets:
Net operating loss carryforwards	$6,502,126	$5,716,629
Accruals and other	81,392	105,500
Stock based compensation	303	318
Property and equipment	459,451	359,998
Capitalized research and development costs	498,476	246,359
Lease assets	129,631	-
Gross deferred tax assets	7,671,379	6,428,804
Valuation allowance	(6,628,424)	(5,953,447)
Total Deferred Tax Assets	$1,042,955	$475,357

Deferred Tax Liabilities:
Net operating loss carryforwards	$(469,034)	$-
Lease assets	(573,921)	(475,357)
Gross deferred tax liabilities	(1,042,955)	(475,357)
Total Net Deferred Tax Liabilities	$-	$-

The Company’s accounting for deferred taxes involves the evaluation of a number of factors concerning the realizability of the Company’s net deferred tax assets. The Company primarily considered such factors as the Company’s history of operating losses, the nature of the Company’s deferred tax assets, and the timing, likelihood, and amount, if any, of future taxable income during the periods in which those temporary differences and carryforwards become deductible. The Company does not believe that it is more likely than not that the deferred tax assets will be realized. Accordingly, a full valuation allowance was established, and no deferred tax assets were shown in the accompanying balance sheets. The valuation allowance increased by $674,977 and $1,015,866 between December 31, 2023, and 2022, respectively.

The Tax Cuts and Jobs Act of 2017 (TCJA) made a significant change to Section 174 that went into effect for taxable years beginning after December 31, 2021. The change eliminated the ability to deduct research and development costs. Instead, these costs must be capitalized and amortized. As a result, the Company capitalized research and development costs of $1,119,376, $504,243, and $1,303,485 for the period April 18 through December 31, 2023, the period January 1 through April 17, 2023, and the year ended December 31, 2022, respectively.

Internal Revenue Code Section 382, which provide for limitations on net operating losses carryforwards and certain built in losses following ownership changes, and Section 383, which provides for special limitations on certain excess credits, etc. (collectively, “Section 382”). Utilization of the carryforwards may be subject to substantial annual limitation due to the ownership change limitations provided by the IRC Section 382 and similar state provisions, resulting in a reduction in the gross deferral tax assets before considering the valuation allowance. The Company has not completed a Section 382 analysis for changes in ownership and continues to monitor for changes that could trigger a limitation. Based on a high-level analysis, the Company does not expect to have any permanent limitations on the utilization of our federal NOLs. Based on a high-level analysis of ownership change, the Company does not expect the NOLs to be limited.

As of December 31, 2023, the Company had federal net operating loss carryforwards of $23,697,163. The federal net operating loss forward of $1,663,071 generated before January 1, 2018, will begin to expire in 2043, and $ 22,034,092 will carry forward indefinitely but is subject to the 80% taxable income limitation. As of December 31, 2023, the Company had state net operating loss carryforwards of $ 21,858,486, which will begin to expire in 2043.

Utilization of the Company’s net operating losses and credit carryforwards may be subject to annual limitations in the event of a Section 382 ownership change. Such future limitations could result in the expiration of net operating losses before utilization as a result of such an ownership change.

F-31

ENVOY TECHNOLOGIES, INC.

Notes to Financial Statements

17. INCOME TAXES – CONTINUED

The Company has no unrecognized tax benefits for the years ended December 31, 2023, and 2022.

The Company had not incurred any material tax interest or penalties as of December 31, 2023. The Company does not anticipate any significant change within 12 months of this reporting date of its uncertain tax positions. The Company is subject to taxation in the United States and California. There are no ongoing examinations by taxing authorities at this time. The Company’s tax years 2017 through 2023 will remain open for examination by the federal and state authorities for three and four years, respectively, from the date of utilization of any net operating loss credits.

18. COMMITMENTS AND CONTINGENCIES

LITIGATION AND DISPUTES

The Company may be subject to lawsuits, investigations, intellectual property matters, claims and proceedings, including, but not limited to, contractual disputes with vendors and customers and liabilities related to employment, health and safety matters that may arise in the ordinary course of business. The Company accrues for losses that are both probable and reasonably estimable. Loss contingencies are subject to significant uncertainties and, therefore, determining the likelihood of a loss and/or the measurement of any loss can be complex and subject to change.

No provision has been recorded for any such lawsuits, investigations, claims, and proceedings as of December 31, 2023 and 2022, and the Company believes it was not reasonably possible that a material loss had been incurred in excess of the amounts recognized in the financial statements. Given the inherent uncertainties of litigation, the ultimate outcome of the ongoing matters described herein cannot be predicted with certainty. While litigation is inherently unpredictable, the Company believes it has valid defenses with respect to the legal matters pending against it. However, future events or circumstances, currently unknown to management, may potentially have a material effect on the Company’s financial position, liquidity or results of operations in any future reporting period.

F-32

__________ Shares

ENVOY TECHNOLOGIES, INC.

Common Stock

Preliminary Prospectus

Roth Capital Partners

Through and including ______, 2025 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

__________, 2025

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the fees and expenses, other than underwriting discounts and commissions, payable in connection with the registration of the common stock hereunder. All amounts are estimates except the SEC registration fee.

Item	Amount to be Paid
SEC registration fee	$
FINRA filing fee
Nasdaq listing fee
Printing and mailing expenses
Legal fees and expenses
Accounting fees and expenses
Transfer agent and registrar fees and expenses
Miscellaneous expenses
Total	$

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

We are governed by the Delaware General Corporation Law, or the DGCL. Section 145(a) of the DGCL provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no cause to believe his or her conduct was unlawful.

Section 145(b) of the DGCL provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if he or she acted under similar standards, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to be indemnified for such expenses which the court shall deem proper.

Section 145 of the DGCL further provides that: (i) to the extent that a former or present director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection therewith; (ii) indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and (iii) the corporation may purchase and maintain insurance on behalf of any present or former director, officer, employee or agent of the corporation or any person who at the request of the corporation was serving in such capacity for another entity against any liability asserted against such person and incurred by him or her in any such capacity or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liabilities under Section 145.

In addition, the proposed form of Underwriting Agreement (to be filed by amendment) is expected to provide for indemnification of our directors and officers by the underwriters against certain liabilities.

Article VI of our certificate of incorporation authorizes us to provide for the indemnification of officers, directors and third parties acting on our behalf to the fullest extent permissible under Delaware law.

We intend to enter into indemnification agreements with our directors, executive officers and others, in addition to indemnification provided for in our bylaws, and intend to enter into indemnification agreements with any new directors and executive officers in the future.

We have purchased and intend to maintain insurance on behalf of any person who is or was a director or officer against any loss arising from any claim asserted against him or her and incurred by him or her in any such capacity, subject to certain exclusions.

See also the undertakings set forth in response to Item 17 herein.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

The shares of our common stock to be issued to the former Envoy Technologies stockholders concurrently with this offering will be “restricted securities” and issued in reliance upon the exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933 and will not be registered in this offering. We granted demand registration rights to the former Envoy Technologies stockholders in respect of the shares of our common stock and are obligated to file a registration statement with the SEC covering the resale of such shares not sooner than 90 days and not later than 12 months following this offering if we are requested by holders of at least a majority of the then outstanding shares to effect such registration, and seek effectiveness promptly thereafter.

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ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits.

Exhibit number	Description
1.1*	Form of Underwriting Agreement.
2.1*	Agreement and Plan of Merger, dated as of April 18, 2023, by and among Blink Charging Co., Blink Mobility, LLC, Mobility Merger Sub Inc., Envoy Technologies, Inc. and Fortis Advisors LLC (as Equityholders’ Agent).
3.1*	Second Amended and Restated Certificate of Incorporation of Envoy Technologies, Inc.
3.2*	Amended and Restated Bylaws of Envoy Technologies, Inc.
4.1*	Specimen Common Stock Certificate.
5.1*	Opinion of Olshan Frome Wolosky LLP, as to the legality of the common stock.
10.1*	Loan Agreement, dated ________, 202__, between Blink Charging Co. and Blink Technologies, Inc.
10.2#*	Employment Agreement, dated April 18, 2023, between Envoy Technologies, Inc., a subsidiary of Blink Mobility, LLC, and Aric Ohana.
10.3*	Transition Services Agreement between Blink Charging Co. and Envoy Technologies, Inc.
10.4*	EV Charger Agreement between Blink Charging Co. and Envoy Technologies, Inc.
10.5#*	Envoy Technologies, Inc. 2024 Incentive Compensation Plan.
21.1*	List of Subsidiaries of the Registrant.
23.1*	Consent of BPM LLP, Independent Registered Public Accounting Firm.
23.2*	Consent of Olshan Frome Wolosky LLP (included in the opinion filed as Exhibit 5.1).
23.3*	Consent of Jack Levine.
24*	Power of Attorney (set forth on signature page of the Registration Statement).
107*	Calculation of Filing Fee Table.

*	To be filed by amendment.
+	Pursuant to Item 601(a)(5) of Regulation S-K, certain schedules and exhibits have been omitted. The registrant agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon its request.
#	Indicates a management contract or any compensatory plan, contract or arrangement.

(b) Financial statements schedules.

The financial statements filed as part of this registration statement are listed in the index to the financial statements immediately preceding such financial statements, which index to the financial statements is incorporated herein by reference.

ITEM 17. UNDERTAKINGS

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Culver City, State of California, on __________, 2024.

ENVOY TECHNOLOGIES, INC.

By:
Name:	Aric Ohana
Title:	Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Aric Ohana and Michael P. Rama, and each of them, his or her true and lawful attorney in fact and agent, with full power of substitution and re-substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this registration statement and any registration statement relating to the offering covered by this registration statement and filed pursuant to Rule 462(b) under the Securities Act of 1933 and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and conforming all that said attorney in fact and agent or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Name	Position	Date

	Chief Executive Officer	__________, 2024
Aric Ohana	(principal executive officer)

	Chief Financial Officer	__________, 2024
Michael P. Rama	(principal financial officer and principal accounting officer)

	Director	__________, 2024
Brendan S. Jones

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